AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 2003

                             FILE NO. 333-101231


                              FILE NO. 811-21254


                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                                   FORM N-4


           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        POST-EFFECTIVE AMENDMENT NO. 1



       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                               AMENDMENT NO. 2


                       WOODMEN VARIABLE ANNUITY ACCOUNT


                           (Exact Name of Registrant)

       Woodmen of the World and/or Omaha Woodmen Life Insurance Society

                             (Name of Depositor)

                              1700 Farnam Street
                            Omaha, Nebraska 68102
                   (Address of Principal Executive Office)
                                1-877-664-3332


                              Mark D. Theisen, Esq.
                                    Secretary
                              1700 Farnam Street
                            Omaha, Nebraska 68102
              (Name and Address of Agent for Service of Process)


COPY TO:
Fredrick G. Lautz, Esq.  Quarles & Brady LLP
411 East Wisconsin Avenue, Milwaukee, Wisconsin 53202-4497


APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

It is proposed that this filing will become effective:

       immediately upon filing pursuant to paragraph (b):
 -----

   X   on April 30, 2004 pursuant to paragraph (b)


      60 days after filing pursuant to paragraph (a)(1)
-----

      on (date) pursuant to paragraph (a)(1)
-----

      75 days after filing pursuant to paragraph (a)(2)
-----

      on (date) pursuant to paragraph (a)(2) of Rule 485.
-----

If appropriate, check the following box:
     this post-effective amendment designates a new effective date for a
-----
previously filed post-effective amendment.


SECURITIES BEING OFFERED: FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY
CERTIFICATES

WOODMEN VARIABLE ANNUITY ACCOUNT

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CERTIFICATE

WOODMEN VARIABLE ANNUITY

PROSPECTUS

April 30, 2004

For

The Individual Flexible Premium Deferred Variable Annuity Certificate issued by Woodmen of the World and/or Omaha Woodmen Life Insurance Society, a fraternal benefit society.

The variable annuity certificate is intended for long-term investment purposes. You bear investment risk that could include loss of principal, and investment returns are not guaranteed. The certificate provides a free look period of at least ten (10) days (longer in some states) when you may cancel the certificate.

The certificate owner ("you" or "your") may allocate investments to a fixed account, an account that provides a specified rate of interest, and/or to subaccounts of the Woodmen Variable Annuity Account, each of which invests in one of the following funds:


            FIDELITY/R VARIABLE INSURANCE PRODUCTS
            --------------------------------------
            Fidelity/R VIP Contrafund/R Portfolio, Service Class Fidelity/R VIP Equity-Income Portfolio, Service Class Fidelity/R VIP Growth Portfolio, Service Class Fidelity/R VIP Growth & Income Portfolio, Service Class Fidelity/R VIP Money Market Portfolio, Service Class Fidelity/R VIP Overseas Portfolio, Service Class

            SUMMIT PINNACLE SERIES
            ----------------------
            Summit S&P 500 Index Portfolio
            Summit S&P MidCap 400 Index Portfolio
            Summit Russell 2000 Small Cap Index Portfolio
            Summit Nasdaq-100 Index Portfolio
            Summit EAFE International Index Portfolio
            Summit Lehman Aggregate Bond Index Portfolio

            PIMCO Variable Insurance Trust
            ------------------------------
            Real Return Portfolio Administrative Class
            Low Duration Portfolio Administrative Class

The accompanying prospectus for each of the above describes their investment objectives and risks.

WHY YOU SHOULD READ AND KEEP THIS PROSPECTUS
This prospectus describes the variable account and the certificate and contains information you should know before you purchase a certificate. More information about Woodmen of the World and/or Omaha Woodmen Life Insurance Society, the variable account and this certificate is available in the Statement of Additional Information (SAI). The SAI was filed with the Securities and Exchange Commission (SEC) and is incorporated by reference into this prospectus. The SEC maintains a web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding registrants that file electronically with the SEC. A copy of the SAI may also be obtained without charge by calling 1-877-664-3332 or by writing Woodmen at its home office at 1700 Farnam Street, Omaha, NE 68102. A table of contents for the SAI appears at the end of this prospectus. You should also receive prospectuses for each of the investment selections available through the certificates. Please read them carefully and keep them for future reference.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus does not constitute an offering in any state in which such offering may not lawfully be made. You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different.

TABLE OF CONTENTS


1    Definitions

2    Fee & Expense Tables


3    Woodmen Variable Annuity Summary

4 Woodmen of the World and/or Omaha Woodmen Life Insurance Society and the Accounts


5    Investment Options

8    Your Certificate

     8    Purchasing a Certificate
     8    Free Look Period and Allocating Your Initial Premium
     8    Automatic Premium Payments

9    Owner, Annuitant and/or Payee

     9    Beneficiaries
     9    Youth Certificates
     9    Transferring Ownership
     9    Certificates Issued for Certain Retirement Plans

9    Accumulation Period

10   Valuing Your Certificate

     10   Variable Account Valuation
     10   Fixed Account Valuation
     10   Dollar Cost Averaging Plan
     10   Transfers among Subaccounts and/or the Fixed Account

11   Asset Rebalancing Program

     11   Telephone Transactions
     11   Access to Your Money before the Annuity Starting Date

12   Systematic Withdrawals

     12   Death of Owner before the Annuity Starting Date
     12   Death of Annuitant before the Annuity Starting Date
     12   Minimum Death Benefit
     12   Distributions

13   Annuity Period

     13   Annuity Starting Date
     13   Settlement Option Contracts
     13   Annuity Payment Options
     13   Death of Owner/Payee after the Annuity Starting Date

14   Certificate Fees & Charges

     14   Sales Charge
     14   Certificate Fee
     14   Surrender Charge
     14   10% Free Withdrawal
     14   Premium Tax Charge
     14   Other Taxes
     14   Transfer Charge

15   Fund Expenses

     15   Mortality & Expense Risk Charge and Our Risks
     15   Our Mortality Risk
     15   Our Expense Risk
     15   General Information about the Certificates
     15   The Entire Contract
     15   Gender Neutral Benefits

16   Voting Rights

     16   State Variations
     16   Surplus Refunds and Assessments
     16   Our Reports to You
     16   Date of Receipt
     16   Payment by Check

17   Postponement of Payments and Transactions

     17   Questions about Your Certificate
     17   Federal Tax Matters
     17 Tax Status of Woodmen of the World and/or Omaha Woodmen Life Insurance Society

18   Variable Account Tax Status

17   Income Taxation of Annuities in General

23   Other Information

24   Financial Statements

25   Statement of Additional Information Table of Contents

25   Order Form for Statement of Additional Information

   FOR PURPOSES OF THIS PROSPECTUS, "WE," "US" OR "OUR" MEANS WOODMEN OF THE
     WORLD AND/OR OMAHA WOODMEN LIFE INSURANCE SOCIETY, A FRATERNAL BENEFIT
      SOCIETY. "YOU" AND "YOUR" REFER TO THE OWNER(S) OF THE CERTIFICATE.

-----------
DEFINITIONS
-----------

Account: Woodmen Variable Annuity Account, a separate investment account we established under Nebraska law. The account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the Investment Company Act of 1940. This is also called the variable account.

Accumulated Value: The accumulated value at any time before the annuity starting date is equal to the sum of the variable account value and the fixed account value.

Annuitant: The person whose life determines the annuity benefits payable under the certificate and whose death will result in payment of the death benefit. The annuitant is the benefit member of the fraternal benefit society.

Annuity Starting Date: The date on which the annuity payments are to begin. After the first certificate anniversary, the owner may change the annuity starting date as desired. You may not defer the annuity starting date beyond the first of the month after the certificate anniversary on or following the annuitant's 95th birthday.

Beneficiary: The person (or persons) to whom we pay the proceeds upon the death of the annuitant or owner.

Business Day: Each day the New York Stock Exchange is open for trading except: (1) any period when the Securities and Exchange Commission determines that an emergency exists which makes it impracticable for a fund to dispose of its securities or to fairly determine the value of its net assets; or (2) such other periods as the Securities and Exchange Commission may permit for the protection of security holders of a fund. The New York Stock Exchange is regularly closed on Saturdays and Sundays and on New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. If one of these holidays falls on a Saturday or Sunday, the exchange will be closed on the preceding Friday or the following Monday, respectively. Please see "Valuation Date."

Certificate: The individual flexible premium deferred variable annuity certificate we offer through this prospectus, including any endorsements or additional benefit riders or agreements, and our Articles of Incorporation, Constitution and Laws that are in force on the effective date.

Certificate Anniversary: The same calendar date in each certificate year as the effective date.

Certificate Year: The 12-month period ending on the certificate anniversary.

The Code: The Internal Revenue Code of 1986, as amended.

Death Benefit: The amount we pay upon the death of the annuitant.

Due Proof of Death: Satisfactory documentation provided to us establishing proof of death. This documentation may include a certified copy of the death certificate; a certified copy of a court decree reciting a finding of death; or any other proof satisfactory to us.

Effective Date: The date designated in your certificate that benefits begin.

Fixed Account: Amounts allocated to the fixed account under the certificate are part of our general account, which support annuity and insurance
obligations. Because of   exemptive and exclusionary provisions, we have not
registered interests in the fixed account under the Securities Act of 1933 nor have we registered the fixed account as an investment company under the 1940 Act. The SEC has not reviewed the disclosure relating to the fixed account. However, disclosures regarding the fixed account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements in prospectuses.

Funds: The mutual funds or other vehicles selected as investment options. A specific fund corresponds to each subaccount of the variable account.

Home Office: Woodmen of the World and/or Omaha Woodmen Life Insurance Society, 1700 Farnam Street, Omaha, NE 68102.

                                    [Page 1]

Nonqualified Certificate: A certificate that is not funding a tax-favored retirement plan and is therefore not a qualified certificate.

Owner: Person or persons entitled to the certificate's rights and privileges.

Qualified Certificate: A certificate we issue in connection with plans that qualify for special federal income tax treatment such as plans under Sections 401(a), 403(a), 403(b), 408 or 408A of the Code. These plans already provide tax deferral so you should consider purchasing a certificate based on its other features and benefits.

Subaccount: A subdivision of the variable account. Each subaccount invests exclusively in the shares of funds that we select for certificates generally. You then select those subaccounts that you feel are appropriate for your goals and risk tolerance.

Subaccount Unit: A unit used in valuing a subaccount.

Surrender: Termination of the certificate upon payment of the surrender value.

Surrender Value: The accumulated value, less applicable surrender and certificate fees, you would receive if you surrender a certificate after your free look has expired or that is paid on the death of an owner who is not the annuitant, or after electing certain settlement options.

Valuation Date: Any day that both the New York Stock Exchange and Woodmen of the World and/or Omaha Woodmen Life Insurance Society are open for business.

Valuation Period: The period of time from the end of one valuation date to the end of the next valuation date.

Variable Account: Woodmen Variable Annuity Account, a separate investment account we established under Nebraska law. The variable account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the Investment Company Act of 1940.

Withdrawal: Any receipt of less than the surrender value of a certificate.

--------------------
FEE & EXPENSE TABLES
--------------------

The following expense tables describe all of the expenses that you may incur as a certificate owner. These tables are intended to help you in understanding the various costs and expenses under the certificate. Currently none of the certificates we sell are subject to state premium taxes. No sales charge (load) is paid upon the purchase of the certificate. However, we may impose a charge if any portion (over 10% of the accumulated value existing at the time you made the first withdrawal in any one certificate year) of a premium is withdrawn or surrendered before it has been invested for up to seven (7) years. The tables reflect all expenses for both the variable account and the underlying funds. For a complete discussion of certificate costs and expenses see "Certificate Fees & Charges" on page 14. For more information regarding the expenses of the funds, see the applicable fund prospectus.

--------------------------------------------------------------------------------
DEFERRED SALES CHARGE (SURRENDER CHARGE)


(As a percentage of the excess amount withdrawn or surrendered, see "Certificate Fees & Charges" on page 14.)

--------------------------------------------------------------------------------
                                        Annuitant Issue Age
                        -------------------------------------------------
  Premium
   Year                   0-60*               61-75               76-85
-------------------------------------------------------------------------
     1                     7%                  6%                  5%
-------------------------------------------------------------------------
     2                     6%                  5%                  4%
-------------------------------------------------------------------------
     3                     5%                  4%                  3%
-------------------------------------------------------------------------
     4                     4%                  3%                  2%
-------------------------------------------------------------------------
     5                     3%                  2%                  1%
-------------------------------------------------------------------------
     6                     2%                  1%                  None
-------------------------------------------------------------------------
     7                     1%                  None                None
-------------------------------------------------------------------------
     8 or more             None                None                None
-------------------------------------------------------------------------

*Applies to all ages in Connecticut.
--------------------------------------------------------------------------------

In each certificate year, you may make, without incurring a surrender charge, withdrawals of up to 10% of the accumulated value existing at the time you make the first withdrawal in that certificate year.

                                    [Page 2]

WOODMEN VARIABLE ANNUITY EXPENSES


Sales Charge on Premiums....................................................None

--------------------------------------------------------------------------------
Transfer Fee..........................................$25 on transfers exceeding twelve (12) in any
                                                      certificate year
--------------------------------------------------------------------------------

Annual Certificate Fees.........................................Current Fee: $30
(applies to certificates with a variable                        Maximum Fee: $45
account value of less than $50,000)

Variable Account Annual Expenses
Mortality & Expense Risk Charges...........................1.25% (maximum 1.40%)
(as a percentage of average
variable account value)

Administrative Charge.......................................................None
          ----------------------------------------------------------------------
          Total Variable Account
          Annual Expenses..................................1.25% (maximum 1.40%)


The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract, without considering any voluntary reimbursements. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

TOTAL ANNUAL FUND OPERATING EXPENSES


(EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS, INCLUDING MANAGEMENT FEES, DISTRIBUTION AND/OR SERVICE (12B-1) FEES, AND OTHER EXPENSES)

Minimum..................................................................0.38%

Maximum..................................................................2.46%*


* With current fund expense reimbursements the maximum total operating expenses would be 1.25%.

--------------------------------------------------------------------------------


EXAMPLE


This example is intended to help you compare the cost of investing in the certificate with the cost of investing in other variable annuity contracts. These costs include certificate owner transaction expenses, certificate fees, separate account annual expenses, and fund fees and expenses. The example assumes that you invest $10,000 in the certificate for the time periods indicated and that the maximum certificate fee of $45 is assessed and with the maximum 1.40% mortality and expense risk also assessed. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your certificate at the end of the applicable time period:

     1 year         3 years         5 years           10 years
     ---------------------------------------------------------

     $1,059        $1,746,          $2,443            $4,408

(2) If you annuitize your certificate (option 1 or 2) at the end of the applicable time period:

     1 year         3 years         5 years           10 years
     ---------------------------------------------------------

     $1,059         $1,252          $2,129            $4,363


(3)  If you do not surrender your certificate:

     1 year         3 years         5 years           10 years
     ---------------------------------------------------------

      $385          $1,252          $2,129            $4,363

Please do not consider the examples a representation of past or future expenses. The assumed 5% annual rate of return is hypothetical and is not a representation of past or future annual returns, which may be greater or less than this assumed rate.

--------------------------------
WOODMEN VARIABLE ANNUITY SUMMARY
--------------------------------

THE CERTIFICATE

This certificate is an individual flexible premium deferred variable annuity issued by Woodmen of the World and/or Omaha Woodmen Life Insurance Society, a Nebraska non-profit fraternal benefit society located at 1700 Farnam Street, Omaha, NE 68102.

                                    [Page 3]

You may purchase a certificate for as little as $2,000 (or $1,000 for a qualified certificate). You may make additional scheduled purchases for as little as $50. If you are eligible, you may open a TSA (tax-sheltered annuity under section 403(b) of the Code) or certain other retirement accounts without an initial payment or minimum amount.

A certificate may not yet be available for purchase in all states.

FEES AND EXPENSES

If your certificate's variable account value as of a certificate anniversary is less than $50,000, there is currently an annual certificate fee of $30 to reimburse us for general administrative expenses. This fee can not exceed $45 and is assessed on the certificate anniversary or upon surrender. We also may impose a surrender charge (deferred sales load) of anywhere from 7% to 1% for withdrawals from your certificate if you withdraw a premium payment before it has been invested seven (7) years. The surrender charge is based upon the lower of either premiums paid or fair market value. However, you may make free withdrawals of up to 10% of the accumulated value of your certificate during a certificate year (at time of first withdrawal) without incurring this surrender charge. We may also waive surrender charges in certain circumstances. Under certain circumstances we may charge a fee for transfers among subaccounts.

If you invest in a variable subaccount, you will incur a mortality and expense risk charge currently computed at an aggregate annualized rate of 1.25% on the average daily net asset value of the variable account and guaranteed not to exceed 1.40%. In addition, a daily charge based on a percentage of each fund's average daily net asset value is payable by each fund to its investment adviser. These charges do not apply to the fixed account.

FREE LOOK PERIOD

Your certificate provides for a free look period of at least ten (10) days after you receive it. You may cancel your certificate within your free look period starting on the day you receive it.

WITHDRAWALS AND SURRENDERS

You may take a withdrawal from or surrender the certificate before the annuity starting date and while the annuitant is alive. Such distributions may be subject to certain surrender charges as described in this prospectus. Some qualified plans restrict the availability of the certificate's value to the plan participant. If you take a withdrawal from or surrender the certificate before attaining age 59-1/2, you may be subject to a 10% premature distribution penalty in addition to any state and federal income taxes you may owe.

TRANSFERS

You may transfer all or a part of your certificate's value among the subaccounts. You may make twelve (12) free transfers between one or more subaccounts in each certificate year. Following the 12th transfer, each transfer will result in a $25 charge. We will not transfer any amount less than $50 into any single subaccount. You may make one transfer, limited to the greater of $500 or 25% of the fixed account value, from the fixed account into subaccounts each certificate year.

FEDERAL TAX MATTERS

Generally, there should be no federal income tax payable on increases in accumulated value until there is a distribution. Distributions and annuity payments may be taxable as ordinary income. The taxable portion of most distributions will be subject to withholding unless the payee elects otherwise. There may be tax penalties if you take a distribution before reaching age 59- 1/2. Current tax laws may change at any time.

Death proceeds are taxable and generally are included in the income of the recipient as follows:

* If received under a payment option, they are taxed in the same manner as annuity payments.

* If distributed in a lump sum, they are taxed in the same manner as a full surrender.

(For more information see "Federal Tax Matters" on page 28.)

                                    [Page 4]

INFORMATION ON REPLACEMENTS AND QUALIFIED CERTIFICATES

It may not be in your interest to replace your existing annuity, life insurance or mutual fund with the certificate. You should replace an existing contract only when you determine that the certificate is better for you. You may have to pay a surrender charge on your existing contract, and the certificate described in this prospectus will impose a new surrender charge period. If you do consider replacing an existing contract, you should compare the benefits and cost of supplementing your existing contract with the benefits and cost of purchasing a new certificate. You should talk to your professional adviser to make sure the exchange will be tax-free. If you surrender your existing contract for cash and then buy the certificate described in this prospectus, you may have to pay a tax, including possibly a penalty tax, on the surrender.

Even though you may fund some of the types of retirement plans with the certificate, including Individual Retirement Annuity (IRA), SEP-IRA, SIMPLE IRA, Roth IRA and pension or profit sharing plans, these plans also provide tax deferral. You should carefully consider the costs and benefits of the certificates (including settlement options) before purchasing the certificate, since the retirement plan arrangement itself provides for tax-deferred growth.

--------------------
WOODMEN OF THE WORLD
--------------------

Our organization's legal name is Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society and our home office is located at 1700 Farnam Street, Omaha, NE 68102. We were incorporated in Nebraska in 1890 as a fraternal benefit society and currently have more than 800,000 members in over 2,400 adult and youth lodges. In addition to providing fraternal benefits to our members we offer individual life insurance and annuity certificates in all 50 states and the District of Columbia. On August 1, 2001, we established the Woodmen Variable Annuity Account pursuant to the laws of the State of Nebraska. This account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). This registration does not involve supervision by the SEC of the management or investment policies or practices of the account, us or the funds.

We legally own the account's assets but we cannot charge the account with debts or liabilities arising out of any other business we may conduct. The account's assets are available to cover our general debts and liabilities only when the account's assets exceed its liabilities. We may transfer assets which exceed these reserves and liabilities to our general account. All obligations arising under the certificates are our general corporate obligations.

------------------
INVESTMENT OPTIONS
------------------

In addition to the fixed account, we currently have fourteen (14) subaccounts available, each of which invests exclusively in shares of a single corresponding fund. Each of the funds was formed for use in insurance company separate accounts. Each fund has its own investment objectives, risks and expenses that determine their respective income and losses. The investment objectives and policies of certain funds may be similar to the investment objectives and policies of other mutual fund portfolios that share a similar name, investment adviser, investment sub-adviser or manager. The investment results of the fund, however, may be higher, lower and/or unrelated to those mutual funds with some shared characteristics.

We have summarized the investment objectives and policies of each fund. There is no assurance that any fund meets its objectives. You should also read the current prospectus for each fund, which must precede or accompany this prospectus, for more detailed information, including a description of risks and expenses for each fund.

                                    [Page 5]

FIDELITY VARIABLE INSURANCE PRODUCTS

Fidelity Management & Research Company serves as the investment adviser to these funds.

Fund                            Investment Objective & Principal Investments
--------------------------------------------------------------------------------
VIP Contrafund/R Portfolio      This portfolio seeks long-term
Service Class                   capital appreciation. The portfolio normally
                                invests primarily in common stocks and
                                securities convertible into common stocks, but it has the flexibility to invest in other types of securities. The portfolio invests in securities of companies whose value the adviser believes is not fully recognized by the public.

VIP Equity-Income Portfolio     This portfolio seeks income; capital
Service Class                   appreciation is also a consideration. The
                                portfolio normally invests in income producing common and preferred stocks. These equities may be of various quality though theportfolio does not intend to invest in companies without proven earnings and/or credit histories. It may also invest in debt securities.

VIP Growth Portfolio            This portfolio seeks capital appreciation.
Service Class                   The portfolio invests primarily in common
                                stocks, however, it is not restricted to any one type of security and may pursue capital appreciation through the purchase of bonds and preferred stocks. The portfolio does not place any emphasis on dividend income from its investments, except when the adviser believes this income will have a favorable influence on the market value of the security. Growth may be measured by factors such as earnings or gross sales.

VIP Growth & Income Portfolio   This portfolio seeks high total return through
Service Class                   portfolio combination of current income and
                                capital appreciation. The portfolio expects to invest the majority of its assets in domestic and foreign equity securities, with a focus on those that pay current dividends and show potential earnings growth. However, the portfolio may buy debt securities as well as equity securities that are not currently paying dividends, but offer prospects for capital appreciation or future income.

VIP Money Market Portfolio      This portfolio seeks maximum current income
Service Class                   consistent with liquidity and stability of
                                principal. The portfolio high-quality,
                                short-term money market instruments.
                                AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS
                                NEITHER INSURED NOR GUARANTEED BY THE FEDERAL
                                DEPOSIT INSURANCE CORPORATION OR ANY GOVERNMENT
                                AGENCY. THERE CAN BE NO ASSURANCE THAT THE
                                PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET
                                ASSET VALUE OF $1.00 PER SHARE. DURING EXTENDED
                                PERIODS OF LOW INTEREST RATES, THE YIELD OF A
                                MONEY MARKET SUBACCOUNT MAY ALSO BECOME
                                EXTREMELY LOW AND POSSIBLY NEGATIVE.

VIP Overseas Portfolio          This portfolio seeks long-term growth of
Service Class                   capital. Normally, at least 80% of the
                                portfolio's total assets will be invested in foreign securities. The portfolio may also invest in U.S. issuers. The portfolio defines foreign securities as securities of issuers whose principal activities are located outside the United States.

                                    [Page 6]

SUMMIT PINNACLE SERIES OF SUMMIT MUTUAL FUNDS, INC.

Summit Investment Partners, Inc. serves as the investment adviser to these funds.

Fund                            Investment Objective & Principal Investments
--------------------------------------------------------------------------------
Summit S&P 500                  This portfolio seeks investment results that
Index Portfolio                 correspond to the total return performance of
                                U.S. common stocks, as represented by the S&P 500 Index. The portfolio will attempt to achieve, in both rising and falling markets, a correlation of at least 95% between the total return of its net assets before expenses and the total return of the S&P 500 Index.

Summit S&P MidCap 400           This portfolio seeks investment results that
Index Portfolio                 correspond to the total return performance of
                                U.S. common stocks, as represented by the S&P MidCap 400 Index. The portfolio will attempt to achieve, in both rising and falling markets, a correlation of at least 95% between the total return of its net assets before expenses and the total return of the S&P MidCap 400 Index.

Summit Russell 2000             This portfolio seeks investment results that
Small Cap Index Portfolio       correspond to the investment performance of U.S.
                                common stocks, as represented by the Russell
                                2000 Index. The portfolio will attempt to achieve, in both rising and falling markets, a correlation of at least 95% between the total return of its net assets before expenses and the total return of the Russell 2000 Index.

Summit Nasdaq-100               This portfolio seeks investment results that
Index Portfolio                 correspond to the investment performance of U.S.
                                common stocks, as represented by the Nasdaq-100
                                Index. The portfolio will attempt to achieve, in both rising and falling markets, a correlation of at least 95% between the total return of its net assets before expenses and the total return of the Nasdaq-100 Index.

Summit EAFE International       This portfolio seeks investment results that
Index Portfolio                 correspond to the investment performance of
                                foreign stocks, as represented by the Morgan
                                Stanley EAFE Index. The portfolio will attempt to achieve, in both rising and falling markets, a correlation of at least 95% between the total return of its net assets before expenses and the total return of the EAFE International Index.

Summit Lehman Aggregate Bond    This portfolio seeks investment results that
Index Portfolio                 correspond to the total return performance of
                                the bond market, as represented by the Lehman
                                Aggregate Bond Index. The portfolio will attempt to achieve, in both rising and falling markets, a correlation of at least 95% between the total return of its net assets before expenses and the total return of the Lehman Aggregate Bond Index.

                                    [Page 7]

Pacific Investment Management Company LLC (PIMCO) serves as investment adviser to these funds.

PIMCO Variable Insurance Trust

PIMCO Real Return               This portfolio seeks return in excess of
Administrative Class            inflation consistent with preservation of
                                capital by ordinarily investing at least 80% of its net assets in inflation protected bonds of the United States and foreign entities.

PIMCO Low Duration              This portfolio seeks total return consistent
Administrative Class            with preservation of capital by ordinarily
                                investing primarily in a diversified portfolio of fixed income securities and is categorized as a short-term bond fund.


The funds currently sell shares:

(a) to the variable account as well as to separate accounts of insurance companies that are not affiliated with us; and

(b) to separate accounts to serve as the underlying investment for both variable insurance policies and variable annuity contracts.

We currently do not foresee any disadvantages to you arising from the sale of shares to variable products not affiliated with us. However, we will always try to identify any material irreconcilable conflicts that might possibly arise. In that event, we would determine what action, if any, should be taken in response to the conflict. In addition, if we believe that a fund's response to any of those events or conflicts insufficiently protects you, we will take action on our own.

We may receive compensation from an investment adviser, distributor and/or affiliate(s) of one or more of the funds based upon an annual percentage of the average assets we hold in the investment options. These amounts, which may vary by adviser, are intended to compensate us for administrative and other services we provide to the funds and/or affiliate(s) and may be significant. In addition, Woodmen Financial Services, Inc., the principal underwriter of the certificates, may receive 12b-1 fees deducted from certain portfolio assets attributable to the certificate for providing distribution and shareholder support services to some investment options.

Each fund is registered with the SEC as an open-end, diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the funds by the SEC.

Certain voting rights are attributable to the funds underlying the variable account portion of the certificates. No voting rights pertain to the fixed account interest. As required by law, we will vote the fund shares held in a subaccount. We will vote according to the instructions of certificate owners who have interests in any subaccount involved in the matter being voted upon. For more information see Voting Rights (page 16)

DISCLAIMER

The S&P 500 Index is an unmanaged index of common stocks comprised of 500 industrial, financial, utility and transportation companies. "Standard & Poor's/R," "S&P/R," "S&P 500/R," "Standard & Poor's 500," "500," "S&P MidCap 400 Index" and "Standard & Poor's MidCap 400 Index" are trademarks of The McGraw- Hill Companies, Inc. and have been licensed for use by Summit Mutual Funds. Summit Mutual Funds is not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P"). S&P makes no representation or warranty, express or implied, to the beneficial owners of Summit Mutual Funds or any member of the public regarding the advisability of investing in securities generally or in Summit Mutual Funds particularly or the ability of the S&P 500 Index or the S&P MidCap 400 Index to track general stock market performance. S&P's only relationship to Summit Mutual Funds is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index and the S&P MidCap 400 Index, which is determined, composed and calculated by S&P without regard to Summit Mutual Funds or the Funds. S&P has no obligation to take the needs of Summit Mutual Funds or the beneficial owners of the funds into consideration in determining, composing or calculating the S&P 500 Index and the S&P MidCap 400 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the funds or the timing of the issuance or sale of the funds or in the determination or calculation of the equation by which the funds are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of Summit Mutual Funds.

The Russell 2000 Index is a trademark/service mark of the Frank Russell Company. Russell is a trademark of the Frank Russell Company. Summit Mutual Funds and the Russell 2000 Small Cap Index Fund are not promoted, sponsored or endorsed by, nor in any way

                                    [Page 8]
affiliated with Frank Russell Company. Frank Russell is not responsible for and has not reviewed the prospectus, and Frank Russell makes no representation or warranty, express or implied, as to its accuracy, or completeness, or otherwise.

Frank Russell Company reserves the right, at any time and without notice, to alter, amend, terminate or in any way change its index. Frank Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating the index.

Frank Russell Company's publication of the index in no way suggests or implies an opinion by Frank Russell Company as to the attractiveness or appropriateness of the investment in any or all securities upon which the index is based. FRANK RUSSELL COMPANY MAKES NO REPRESENTATION, WARRANTY OR GUARANTEE AS TO THE ACCURACY, COMPLETENESS, RELIABILITY OR OTHERWISE OF THE INDEX OR DATA INCLUDED IN THE INDEX. FRANK RUSSELL COMPANY MAKES NO REPRESENTATION OR WARRANTY REGARDING THE USE, OR THE RESULTS OF USE, OF THE INDEX OR ANY DATA INCLUDED THEREIN, OR ANY SECURITY (OR COMBINATION THEREOF) COMPRISING THE INDEX. FRANK RUSSELL COMPANY MAKES NO OTHER EXPRESS OR IMPLIED WARRANTY, AND EXPRESSLY DISCLAIMS ANY WARRANTY OF ANY KIND, INCLUDING, WITHOUT MEANS OF LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA OR ANY SECURITY (OR COMBINATION THEREOF) INCLUDED THEREIN.

"Nasdaq" and related marks are trademarks or service marks of The Nasdaq Stock Market, Inc. "Nasdaq" and have been licensed for use for certain purposes by Summit Mutual Funds, Inc. and the Nasdaq-100 Index Fund. The Nasdaq-100 Index is composed and calculated by Nasdaq without regard to Summit Mutual Funds. Nasdaq makes no warranty, express or implied, and bears no liability with respect to the Nasdaq-100 Index Fund. Nasdaq makes no warranty, express or implied, and bears no liability with respect to Summit Mutual Funds, its use or any data included therein.

The EAFE International Index Fund is not sponsored, endorsed, sold or promoted by Morgan Stanley Capital International ("MSCI") or any affiliate of MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the EAFE Index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the EAFE Index which is determined, composed and calculated by MSCI without regard to the issuer of this fund. MSCI has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the EAFE Index. MSCI is not responsible for and has not participated in the determination of the timing of, prices at or quantities of this fund to be issued or in the determination or calculation of the equation by which this fund is redeemable for cash. Neither MSCI nor any other party has any obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEXES OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUNDS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEXES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEXES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares that are held in the account or that the account may purchase. We reserve the right to eliminate the shares of any investment option and to substitute any shares of another investment option. We also may substitute shares of funds with fees and expenses that are different from the funds. We will not substitute any shares attributable to your interest without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

We also reserve the right to establish additional subaccounts of the variable account, each of which would invest in a new investment option, or in shares of another investment company with a specified investment objective. We may limit the availability of any new investment option to certain classes of purchasers. We may establish new subaccounts when, in our sole discretion, marketing needs or investment conditions warrant, and we will make any new subaccounts available to you on a basis we determine. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax, regulatory requirements or investment conditions warrant.

                                    [Page 9]

In the event of any such substitution, deletion or change, we may make appropriate changes in this and other certificates to reflect such substitution, deletion or change. If you allocated all or a portion of your premiums to any of the current subaccounts that are being substituted for or deleted, you may surrender the portion of your accumulated value funded by such subaccount without paying the associated surrender charge. You may also transfer the portion of the accumulated value affected without paying a transfer charge.

If we deem it to be in the best interest of persons having voting rights with regard to the subaccounts under the certificates, we may:

  -  operate the account as a management investment company under the 1940 Act;

  - deregister the account under that Act in the event such registration is no longer required; or

  -  combine the account with other separate accounts.

In addition, we may, when permitted by law, restrict or eliminate these voting rights under your certificate.

----------------
YOUR CERTIFICATE
----------------

PURCHASING A CERTIFICATE

Your certificate is an individual flexible premium deferred variable annuity. It provides you with a way to save for retirement or some other long-term goal on a tax-deferred basis. We offer the certificate to members and people who are eligible for membership. You may apply for a certificate by completing and submitting an application available through your securities licensed Woodmen representative. We do not issue joint certificates (joint annuitants) or group certificates. However, we may issue a certificate with a single annuitant that is jointly owned.

We may issue your certificate as a nonqualified annuity. We may also issue your annuity as a qualified annuity that funds a retirement plan such as an Individual Retirement Annuity (IRA); a Roth Individual Retirement Annuity (Roth IRA); a Tax-Sheltered Annuity (TSA); or an annuity for a Simplified Employee Pension Plan (SEP-IRA). Retirement plans such as these already provide you with most, if not all, of the tax-deferral benefits provided by an annuity.

You must give us or arrange to have sent to us a single premium payment of at least $2,000 (or $1,000 for a qualified annuity) along with your application. The minimum amount we will accept for subsequent premiums is $250 or $50 with a monthly automatic premium payment (see "Automatic Premium Payments" below). Initial premium payments over $1,000,000 require our prior approval, as do subsequent annual premium payments over $50,000. There are certain circumstances in which you would not have to provide an initial premium to establish your certificate. These circumstances include, but are not limited to, establishing your certificate through a TSA or an employer-sponsored retirement plan.

FREE LOOK AND ALLOCATING YOUR INITIAL PREMIUM

Your certificate provides a "free look" of at least ten (10) days after you receive your certificate and it is longer in some states. If you do decide to cancel your certificate, you must deliver or mail the certificate along with a written request to us at the home office or return it to the Registered Representative who delivered it to you. Upon cancellation, the certificate will be void as of the effective date and you will receive your certificate's accumulated value (or your premiums, if greater) as of when we receive your cancellation. You will generally receive your money within seven (7) days after we receive your request for cancellation. However, if your certificate is an IRA and you decide to cancel it within seven (7) days from the receipt of your IRA disclosure, but after your free look has expired, we may refund your premium less any payments made.

                                    [Page 10]

Because you have a "free look" we reserve the right to allocate all your premiums to the Money Market Subaccount for fifteen (15) days to allow for delivery of your certificate. After this period, we will allocate the accumulated value of your certificate to the subaccount(s) and/or fixed account according to your original instructions.

AUTOMATIC PREMIUM PAYMENTS

You may make regularly scheduled premiums through an automatic deduction from your savings or checking account to the subaccount(s) or fixed account you select. You may set it up at the time of your application or later by contacting us at the home office. When you set this up, you may select the 1st or the 15th of the month as the date you want us to initiate the request to withdraw a premium from your account. If the date you select falls on a date that is not a valuation date, such as a weekend or holiday, we will initiate the request on the next business day. We allocate the premium when we receive it. You must give us at least five (5) days notice to stop or change your allocation for future premiums. Your notice should be sent to our home office.

OWNER, ANNUITANT AND/OR PAYEE

If you own the certificate you can name beneficiaries, assign the certificate, transfer allocations between subaccounts and the fixed account, and designate who receives any annuity payments or distributions under the certificate. The annuitant is the person whose life determines the annuity benefits payable under the certificate and whose death results in payment of the death benefit. The annuitant must be a natural person and is the benefit member of the fraternal benefit society. The beneficiary receives the death benefit, if any, that is paid when the annuitant dies. . The payee is any party that the owner selects to receive distributions. We reserve the right to approve any payee that is an entity rather than a person. Laws regulating qualified annuities may limit an owner's ability to designate annuitants, beneficiaries and payees.

BENEFICIARIES

You may name one or more beneficiaries to receive the death proceeds payable under the certificate. You may change beneficiaries by sending a request to the home office. We may provide a special form to make this request. We must approve any change in beneficiary. Any such change is effective on the date you designate on your written request or the date we receive your request at the home office. A change in beneficiary is only effective if the request was mailed or delivered to us while the annuitant is alive. We are not liable for any payments made or actions taken by us before we receive and approve changes in beneficiary designations. State property laws may affect your ability to select a beneficiary other than a spouse.

YOUTH CERTIFICATES

We provide certificates that allow an adult applicant, when applying for a certificate in the name of a youth member, an option to have ownership either in the applicant or in the youth member. If the youth member is the owner of the certificate, the applicant shall retain control over the certificate until the youth member reaches the age of majority. The applicant controller can exercise all rights in the certificate, except for the right of assignment, on behalf of the youth member until the youth member reaches the age of majority. In the event of the death of the applicant controller before the youth member reaches the age of majority, we will recognize that person who has the duty to support the youth member and/or who in fact does support the youth member, as the person who is entitled to exercise the rights that the applicant controller could have exercised.

TRANSFERRING OWNERSHIP

You may absolutely assign your certificate by sending an assignment request to our home office before the annuity starting date. You may not be able to assign a certificate you control for another or a certificate issued in connection with retirement plans. We must receive and approve any assignment request before it is effective. We are not liable for any payment we make or action we take before we receive and approve an assignment. We are not responsible for the validity or tax consequences of any transfer of ownership.

Before you consider assigning, selling, pledging or transferring your certificate, you should consider the tax implications. Generally speaking,

                                    [Page 11]
assignments are taxable as a complete distribution (surrender) from a deferred annuity contract. The interest of any beneficiary will be subject to any collateral assignment. Any indebtedness and interest charged against your certificate, or any agreement for a reduction in benefits, shall have priority over the interest of any owner, beneficiary or collateral assignee under the certificate.

CERTIFICATES ISSUED FOR CERTAIN RETIREMENT PLANS

If your certificate is used in a qualified plan and the owner is the plan administrator or trustee, the plan administrator may transfer ownership to the annuitant if the qualified plan permits. Otherwise, a certificate used in a qualified plan may not be sold, assigned, discounted or pledged as collateral for a loan or as surety for performance of an obligation or for any other purpose, to any person other than as may be permitted by laws applicable to such plans.

-------------------
ACCUMULATION PERIOD
-------------------

The period during which you invest premiums in the variable and/or fixed account under the certificate is the accumulation period. During this time the certificate may increase or decrease in value depending on the performance of the variable account and how much additional premium you invest. For most owners any increase in the certificate's value remains tax-deferred until a distribution is made. Any distributions you take from the certificate during the accumulation period are taxable to the extent there is gain in the certificate. Accumulation period distributions are taxed differently than annuity payments. For annuity payments (periodic payments from a settlement contract), any cost basis in the certificate is prorated over the length of the annuity payment option. Therefore, each annuity payment will consist partially of cost basis (if there is any) and partially of taxable gain (if there is any).

VALUING YOUR CERTIFICATE

We determine the accumulated value of your certificate on each valuation date (each day that both the New York Stock Exchange and we are open for business). Your certificate's value during the accumulation period is the total of your values in the variable account and the fixed account.

VARIABLE ACCOUNT VALUATION

Your variable account value is the total value of your subaccounts. When we established each subaccount, we set the subaccount unit value at $10 ($1 for the money market subaccount). The subaccount unit value of a subaccount increases or decreases from one valuation period to the next depending on the investment experience of the underlying fund as well as the daily deduction of charges. We calculate the value of each subaccount by multiplying the number of subaccount units attributable to that subaccount by the subaccount unit value for the subaccount. Any amounts allocated to a subaccount will be converted into subaccount units of the subaccount. We credit subaccount units to your subaccount when you allocate premiums or transfer amounts to that particular subaccount. The number of subaccount units we credit is determined by dividing the premium or other amount credited to the subaccount by the subaccount unit value for that valuation date. We reduce your subaccount units in a subaccount when you withdraw or transfer from that subaccount and by any certificate fee charged to your certificate. The investment experience of the fund underlying each subaccount will cause the subaccount unit value to increase or decrease. In addition, we assess a mortality and expense risk charge, which effectively reduces the value of the subaccount. We make no guarantee as to the value in any subaccount. You bear all the investment risk on the performance of the fund underlying the corresponding subaccounts you choose. Because of all of the factors affecting a subaccount's performance, its value cannot be predetermined.

FIXED ACCOUNT VALUATION

You may choose to deposit some or none of your money in the fixed account portion of the certificate. This fixed account is our general

                                    [Page 12]
account. We declare the effective annual interest rate that applies to the fixed account each month and this rate shall be at least 3% per year. This effective rate applies to amounts in the fixed account including new premiums or amounts newly transferred from a subaccount (new money) for the certificate year. After that period expires, a new rate will be declared for all deposits and will be effective for another certificate year. The rate of interest in effect at any time for a certificate may differ from the rate or rates in effect for other certificates with different certificate anniversaries. We may declare higher interest rates at our discretion. You bear the risk that interest credited on the fixed account value may not exceed 3% for any 12-month period.

DOLLAR COST AVERAGING PLAN

You may make regular transfers from your money market subaccount to other subaccounts by establishing a dollar cost averaging plan. You may use dollar cost averaging until the amount in your money market subaccount is completely transferred or the amount remaining is less than your authorized preset amount. You may terminate or change your plan at any time by request that is effective five (5) days after we receive it at the home office. If you wish to make a substantial deposit in your certificate, dollar cost averaging allows you to spread your investment in the markets over time to reduce the risk of investing at the top of the market cycle. You may establish a dollar cost averaging plan by obtaining an appropriate form and full information concerning the plan and its restrictions, from your Woodmen Registered Representative or from our home office.

Dollar cost averaging does not ensure a profit or protect against a loss during declining markets. Because such a program involves continuous investment regardless of changing share prices, you should consider your ability to continue the program through times when the unit prices are high.

TRANSFERS AMONG SUBACCOUNTS AND/OR THE FIXED ACCOUNT

You may transfer your certificate's value among the subaccounts and the fixed account subject to a few restrictions outlined in this prospectus. Such transfers must take place during the accumulation period. We will process your requests for transfers that we receive at our home office, in good order, before the close of business on that valuation date, usually 3:00 p.m. central time. We will process requests we receive after that time as of the close of business on the following valuation date.

We process a transfer by redeeming subaccount units from the subaccount(s) you specify and reinvesting the proceeds in subaccount units of the other subaccounts and/or the fixed account as you specify. We impose the following restrictions on transfers. You must transfer out at least $100 or, if less, the total value of the subaccount or fixed account from which you are making the transfer. You must transfer in a minimum amount of $50 (or total value if less) to any subaccount or to the fixed account.

You may make twelve (12) free transfers from one or more subaccounts in each certificate year. After that, we will charge you $25 for each subsequent transfer and deduct it from the amount of transfer. Transfers through the asset rebalancing program or dollar cost averaging plan do not count towards your twelve (12) free transfers.

You may make only one (1) transfer from the fixed account in each certificate year. The transfer may not exceed the greater of $500 or 25% of the total value of the fixed account at the time of transfer. Transfers from the fixed account are not subject to a transfer charge and do not count toward your twelve free transfers. If you want to transfer from the fixed account, we redeem the value you wish to transfer from the fixed account and reinvest that value in subaccount units of the subaccount or subaccounts you have selected.

We did not design the certificate in general or this transfer privilege in particular to give you a way to speculate on short-term market movements. To prevent excessive transfers that could disrupt the management of the funds and increase transaction

                                    [Page 13]
costs, we may adopt procedures to limit excessive transfer activity. For example, we may impose conditions and limits on, or refuse to accept, transfer requests that we receive from third parties. Third parties include investment advisers or registered representatives acting under power(s) of attorney from one or more certificate owners. In addition, the funds may restrict or refuse transactions as a result of certain market timing activities. You should read the funds' prospectuses for more details.

ASSET REBALANCING PROGRAM

You may choose to automatically rebalance your certificate value periodically under the asset rebalancing program. You can elect to participate in the program at the time of application or at a later time. Asset rebalancing may be set up annually, semi-annually or quarterly to begin on the 5th day of the month you select (or the next valuation date if the 5th is not a valuation date). Before you begin the program, you should determine your investment goals and risk tolerance.

To elect to participate in the program, you must send us a written request at our home office. Any request will override any previous rebalancing allocations you may have chosen. Rebalancing continues until you stop or change it, which is done in writing (unless a valid telephone election exists for the account) and must be received at the home office at least five (5) days before it becomes effective. The fixed account is excluded from this program. We reserve the right to change this program at any time. The asset rebalancing program does not guarantee gains, nor does it assure that any subaccount will not have losses.

TELEPHONE TRANSACTIONS

When this option becomes available, you may make certain transactions pursuant to your telephone instructions (telephone request) at such time we receive your signed telephone transaction authorization. We may add or limit the types of transactions from time to time. However, we are not able to accept telephone requests for surrenders or transfers among subaccounts from you if we are restricted from doing so by state or federal laws. We will take reasonable steps to confirm that telephone instructions are genuine including, among other things: requiring identifying information, recording conversations and providing written confirmations of transactions. We will not be responsible for the authenticity of instructions received by telephone. We may be liable for losses due to unauthorized or fraudulent instructions only if we fail to observe reasonable procedures.

If several people want to make telephone requests at or about the same time, or if our recording equipment malfunctions, we may not be able to allow any telephone requests at that time. If this happens, you must try again later or submit a written request to our home office. If there is a malfunction with the telephone recording system or the quality of the recording itself is poor, we will not process the transaction.

The phone number for telephone transactions is 1-877-664-3332. We reserve the right to suspend or limit telephone transactions.

We do not currently offer Internet transaction capability to certificate owners, but may do so in the future. We will notify you if we begin to offer Internet transactions.

ACCESS TO YOUR MONEY BEFORE YOUR ANNUITY STARTING DATE

You may make a withdrawal from or surrender your accumulated value during the accumulation period if the annuitant is alive and the remaining value of the certificate is at least $1,000. To make a withdrawal, you first must make a request to our home office. If we permit it in the future, a telephone request for a withdrawal or surrender, may require us to withhold for federal income taxes. Currently, to surrender your certificate and receive your surrender value, you must submit a signed form to our home office. The surrender will not be processed until we receive your surrender request at our home office. You may obtain a form by contacting your Woodmen Registered Representative or by calling us at 1-877-664-3332. We generally must receive a withdrawal or surrender request by 3:00 p.m. central time on a valuation date in order to process it on the same day.

                                    [Page 14]

We will normally pay you the requested amount within seven (7) days of receiving your request. You will receive the accumulated value less any applicable surrender charge and any applicable certificate fee. In certain cases, such as when physical disasters may curtail markets, we may postpone payment of your surrender beyond the seven (7) days, and then only when permitted by law or regulation. You may select the subaccount(s) or fixed account as the source(s) for your withdrawal. However, we must agree to any selection. If you request a withdrawal and do not specify its source (the specific subaccount(s) or fixed account) then we will take the withdrawal on a pro rata basis from each subaccount and fixed account. You may not withdraw less than $250 at one time.

There are legal restrictions on withdrawals from 403(b) certificates (also known as Tax Sheltered Annuities). Certificates issued in connection with qualified plans under section 401 of the Code may also restrict certain distributions. See your plan document for more information.

You should consult your tax adviser regarding the tax consequences of any withdrawal or surrender. A surrender may result in adverse tax consequences, including the imposition of a 10% federal income tax penalty if made before you attain age 59-1/2.

SYSTEMATIC WITHDRAWALS

You may make systematic withdrawals from your certificate. These are a series of periodic payments from your certificate based on the payment method you select. You are taxed on each distribution to the extent there is taxable gain in the certificate. This type of withdrawal is not considered annuitization nor are the payments considered annuity payments. You may only establish this payout option during the accumulation period. Payments made to you under this option may be subject to surrender charges. You should consult a tax adviser about the tax consequences of making these systematic withdrawals.

DEATH OF AN OWNER (NOT THE ANNUITANT) BEFORE THE ANNUITY STARTING DATE

We will pay the surrender value to the beneficiary if you die while the annuitant is alive.

DEATH OF AN ANNUITANT BEFORE THE ANNUITY STARTING DATE

We will pay the death proceeds to the beneficiary when the annuitant dies. The death benefit equals the greater of:

  (a)  the accumulated value; or

  (b)  the minimum death benefit amount.

We calculate the death proceeds as of the end of the day, if it is a valuation date and we receive such proof prior to the closing of the NYSE, or if received after such closing then as of the end of the next valuation date, unless a state requires otherwise. A beneficiary may elect to receive the death proceeds as a lump sum in order to satisfy the distribution requirements. Other options for death proceeds may be available. (See "Annuity Payment Options" on page 13) If the beneficiary requests payment of the death proceeds in a lump sum, we will generally pay it within seven (7) days after we receive due proof of death. Death proceeds are equal to or greater than the minimum value required by law.

MINIMUM DEATH BENEFIT

The minimum death benefit amount is equal to the sum of premiums paid reduced proportionately by any withdrawals, accumulated at an effective annual interest rate of 4%. After the annuitant's attained age 80, the minimum death benefit amount will no longer be accumulated with interest. The minimum death benefit amount is limited to a maximum of 200% of the total premiums paid reduced proportionately by any withdrawals. A withdrawal will reduce the minimum death benefit amount in the same proportion that the accumulated value was reduced on the date of the withdrawal. For each withdrawal, the reduction is calculated by multiplying the minimum death benefit amount immediately prior to the withdrawal by the ratio

                                    [Page 15]
of the withdrawal to the accumulated value immediately prior to the withdrawal.

The minimum death benefit value is a guaranteed amount in death proceeds, regardless of the current investment performance of your certificate.

DISTRIBUTIONS

If any owner, including any owner who is also the annuitant, dies prior to the annuity starting date, the certificate will continue and the entire certificate benefit must be distributed within five (5) years after the death of the owner, except if any portion of the certificate benefit is payable to a designated beneficiary, within the meaning of section 72(s) (4) of the Internal Revenue Code of 1986, as amended, such portion may be distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary. Such distributions must begin not later than one (1) year after the date of the owner's death.

If the sole beneficiary is the deceased owner's spouse, the surviving spouse may elect to continue this certificate as his or her own. If the spouse does so choose, upon his or her subsequent death the entire certificate benefit must be distributed as otherwise required by law and the certificate.

--------------
ANNUITY PERIOD
--------------

The period when you begin to receive payments based on the amounts you accumulated under your certificate is the annuity period. This period begins on the annuity starting date. At this time we offer payment options only on a fixed basis, but we may later offer additional payment options.

ANNUITY STARTING DATE


The date set to start your annuity payments when you apply for your certificate is the annuity starting date. After your first certificate anniversary you may change this date as you desire but you cannot set a date beyond the first of the month after the certificate anniversary on or following the annuitant's 95th birthday. If your certificate is a qualified certificate you may be required to take minimum distributions no matter what annuity starting date you select. Some states may also place limitations on extending an annuity starting date. Your annuity payments will begin on your annuity starting date unless you previously surrendered your certificate or if we have paid out all of the death proceeds to your beneficiary. In those cases no annuity payments will be paid.

SETTLEMENT OPTION CONTRACTS

If you select an annuity payment option, we will transfer your surrender value on your annuity starting date to our fixed account, and we will issue you a settlement option contract. Your annuity proceeds will not vary with the performance of the variable account. We will pay the annuity proceeds to the payee that you designated. You may not change to a different annuity payment option once your initial selection has been established. Generally, you or your beneficiary will be the payee. The settlement option contract will pay an amount each payment period as selected by you or the beneficiary. The payment periods available are one (1), three (3), six (6) and twelve (12) months.

ANNUITY PAYMENT OPTIONS

The following annuity payment options are generally available to you under the certificate:

OPTION 1: SINGLE LIFE ANNUITY
An amount will be paid each payment period for a fixed period of years and after that for so long as the payee lives. The fixed period may be between 0 and 20 years. On the death of the payee during the fixed period, payments will continue to the beneficiary of the settlement option contract for the balance of the fixed period.

OPTION 2: JOINT AND SURVIVOR LIFE ANNUITY
An amount will be paid each payment period for so long as two (2) joint payees are alive. On the death of either payee, the survivor will receive a percentage of

                                    [Page 16]
the payment for so long as the survivor lives. The percentage of the payment to the survivor may be between 25% and 100%.

OPTION 3: FIXED PERIOD
An amount will be paid each payment period for a fixed period of up to thirty (30) years.

If the accumulated value is to be paid out under this option and is subject to a surrender charge at the time of election, then:

     1.) If a period of at least ten (10) years is selected, the accumulated value will be used in determining the settlement option payment and the surrender charge scale will be transferred to the settlement option contract.

     2.) If a period of less than ten (10) years is selected, the surrender charge will be applied and the surrender value will be used in determining the settlement option payment.

OPTION 4: FIXED AMOUNT
A fixed amount will be paid each period until the certificate benefit held under this option, together with interest on the unpaid balance, is exhausted.

If the accumulated value is to be paid out under this option and is subject to a surrender charge at the time of election, the total amount paid each year can not be more than 12% of the accumulated value. The surrender charge scale will be transferred to the settlement option contract.

If you do not select an option within sixty (60) days of the day we receive due proof of death, we may pay out a lump sum.

With respect to each annuity payment under an option, we may pay more than the amount of the guaranteed payment. However, we also reserve the right to reduce the amount of any current payment that is higher than the guaranteed amount, to an amount not less than the guaranteed amount.

Interest rates applicable to annuity payment options may be declared monthly with an effective annual guaranteed minimum interest rate of 3%. We may declare higher interest rates at our discretion. We consider numerous factors, including the earnings of the general or special accounts, expenses and mortality charges, and experience.

DEATH OF OWNER/PAYEE AFTER THE ANNUITY STARTING DATE

If an owner/payee dies on or after the annuity starting date and before all of the annuity proceeds have been paid, we must pay any remaining amounts at least as rapidly as payments were being paid on the date of death.

--------------------------
CERTIFICATE FEES & CHARGES
--------------------------

SALES CHARGE

You do not pay any sales charge or sales load when you invest in your certificate.

CERTIFICATE FEE

During the accumulation period we currently deduct an annual $30 certificate maintenance charge. We may change this charge but will never charge more than $45. The charge is deducted on the anniversary date of each certificate year or upon surrender of the certificate if that is earlier. We deduct the charge from your accumulated value in proportion to the amounts in your subaccounts unless a state requires otherwise. The purpose of this charge is to reimburse us for administrative expenses relating to the certificate. We do not deduct this charge if your variable account value is at least $50,000 at the time of assessment. We reserve the right to waive this charge.

                                    [Page 17]

SURRENDER CHARGE

We may deduct a surrender charge or "backend load" from any withdrawal or surrender of premiums (including a surrender to effect an annuity other than options 1 and 2 after one (1) year) and on systematic withdrawals. For the purpose of determining your surrender charge, any amount that you withdraw will be treated as coming from premiums in the order in which they were paid. Amounts deducted to pay a surrender charge on a withdrawal are not themselves subject to the surrender charge and are assessed against your remaining account balance(s) rather than reducing your withdrawal.

The length of time between each premium payment and surrender determines the amount of the surrender charge.

The charge is a percentage of the premiums surrendered according to the following schedules:

--------------------------------------------------------------------------------
                                        Annuitant Issue Age
                        -------------------------------------------------
  Premium
   Year                   0-60*               61-75               76-85
-------------------------------------------------------------------------
     1                     7%                  6%                  5%
-------------------------------------------------------------------------
     2                     6%                  5%                  4%
-------------------------------------------------------------------------
     3                     5%                  4%                  3%
-------------------------------------------------------------------------
     4                     4%                  3%                  2%
-------------------------------------------------------------------------
     5                     3%                  2%                  1%
-------------------------------------------------------------------------
     6                     2%                  1%                  None
-------------------------------------------------------------------------
     7                     1%                  None                None
-------------------------------------------------------------------------
     8 or more             None                None                None
-------------------------------------------------------------------------

*Applies to all ages in Connecticut.
--------------------------------------------------------------------------------

10% FREE WITHDRAWAL

In each certificate year, you may make free withdrawals of up to 10% of the accumulated value existing at the time you made the first withdrawal in that certificate year. A free withdrawal is a withdrawal without a surrender charge. This right is not cumulative from certificate year to certificate year, so each certificate year you are only allowed to take a total of up to 10% from your accumulated value without incurring a surrender charge.

PLEASE NOTE

Certain withdrawals and surrenders are subject to federal tax penalties and there may be other restrictions on withdrawals and surrenders from qualified plans. See "Federal Tax Matters" on page 17 for more information.

PREMIUM TAX CHARGE

Currently, we do not assess a charge against the variable account for federal income taxes or state premium taxes. We may make such a charge in the future if income or gains within the variable account result in any federal income tax liability to us or we become subject to state premium taxes.

OTHER TAXES

We reserve the right to impose charges or establish reserves for any federal or local taxes that we incur today or may incur in the future and that we deem attributable to the certificates.

TRANSFER CHARGE

You may make twelve (12) free transfers in each certificate year. We will charge $25 for each subsequent transfer.

FUND EXPENSES

Each fund pays charges and expenses out of its assets. The prospectuses for the funds describe the charges and expenses.

---------------------------------------------
MORTALITY & EXPENSE RISK CHARGE AND OUR RISKS
---------------------------------------------

We currently charge an annual mortality and expense risk charge of 1.25% of the average daily net asset value of the variable account. We may raise or lower this charge in the future but the charge will never exceed 1.40%.

                                   [Page 18]

OUR MORTALITY RISK

We assume a mortality risk from our obligation to pay death proceeds to the beneficiary if the annuitant under a certificate dies during the accumulation period. The annuitant may die prior to the annuity starting date at a time when the death benefit guaranteed by the certificate may be higher than the accumulated value of the certificate. The surrender value is lower for certificates under which a surrender charge remains in effect, while the amount of the death proceeds under such certificates is sometimes unaffected by the surrender charge. Accordingly, our mortality risk is higher under such certificates than it would be under otherwise comparable certificates that impose the surrender charge upon payment of death proceeds.

We assume a mortality risk by our contractual obligation to continue to make annuity payments for the entire life of the payee(s) under some payment options that extend for a life (or lives). If certain settlement options are selected, we relieve the payee(s) of the risk of outliving the amounts paid during retirement.

We assume a mortality risk under our annuity purchase rate tables that are guaranteed for the life of your certificate. Our settlement options are based on a guaranteed effective annual interest rate of 3%. Options 1 and 2 are based on a guaranteed effective annual interest rate of 3% using the Annuity 2000 Mortality Table.

OUR EXPENSE RISK

We assume an expense risk under the certificates. If the certificate fee we deduct from the certificates to cover administrative expenses is not sufficient to cover the expenses actually incurred, we can't raise these fees in excess of what is stated in the certificate (i.e., $45). Administrative expenses include such costs as processing premiums, annuity payments, withdrawals, surrenders and transfers; furnishing confirmation notices and periodic reports; calculating the mortality and expense risk charge; preparing voting materials and tax reports; updating the registration statement for the certificates; and actuarial and other expenses.

To compensate us for assuming these mortality and expense risks, we deduct a daily mortality and expense risk charge from the net assets of each subaccount in the variable account. We impose the mortality and expense risk charge on such subaccount in the variable account for the mortality and expense risks assumed under the certificates.

If the mortality and expense risk charge and other charges under a certificate are insufficient to cover the actual mortality costs and administrative expenses incurred by us, we will bear the loss. If the mortality and expense risk charge proves more than sufficient, we will keep the excess for any proper purpose including, among other things, payment of sales expenses. We expect to make a profit from this charge.

------------------------------------------
GENERAL INFORMATION ABOUT THE CERTIFICATES
------------------------------------------

THE ENTIRE CONTRACT


The entire contract between you and us consists of your certificate, including any endorsements or amendments attached; your application, including any supplemental documents; and our Articles of Incorporation, Constitution and Laws in force as of the effective date of your certificate. We will not contest the contract.

GENDER NEUTRAL BENEFITS

Under our settlement options, we distinguish between men and women because of their different life expectancies. However, we do not make any such distinctions for certificates that we issue in the state of Montana. This is because Montana enacted legislation that requires that optional annuity benefits (i.e., the annuity payments under our annuity payment options) not vary based on a person's sex. In Arizona Governing Committee v. Norris, the U.S. Supreme Court held that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Because of

                                   [Page 19]
this decision, the settlement option rates applicable to certificates purchased under an employment-related insurance or benefit program may not, in some cases, vary on the basis of sex. We will apply unisex rates to certain qualified plans and those plans where an employer believes that the Norris decision applies.

Employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris and Title VII generally and any comparable state laws that may be applicable, on any employment-related insurance or benefit plan for which a certificate may be purchased.

VOTING RIGHTS

Certain voting rights are attributable to the funds underlying the variable account portion of the certificates. No voting rights pertain to the fixed account interest. As required by law, we will vote the fund shares held in a subaccount. We will vote according to the instructions of certificate owners who have interests in any subaccount involved in the matter being voted upon. If the 1940 Act or any related regulation should be amended or if the present interpretation of it should change and as a result, we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

You have voting interests with respect to fund shares only during the accumulation period. During the annuity period (during which you receive annuity payments) you have no interest in the funds and, therefore, you have no voting rights.

We determine the number of votes you have the right to cast by applying your percentage interest in a subaccount to the total number of votes in the variable account attributable to the entire subaccount. We will count fractional shares. We determine the number of votes of the fund you have the right to cast as of the record date. These votes are cast at the meeting of the fund. We will solicit voting instructions by writing to you before the meeting in accordance with procedures established by a fund.

Any fund shares held in a subaccount for which we do not receive timely voting instructions we will vote in proportion to the voting instructions we receive for all owners participating in that subaccount. We will vote any fund shares our affiliates or we hold in proportion to the aggregate votes of all shareholders in the fund. We will send to everyone having a voting interest in a subaccount proxy materials, reports and other materials relating to the appropriate fund.

STATE VARIATIONS

Any state variations in the certificates are covered in a special certificate form for use in that state. This prospectus provides a general description of the certificates. Your actual certificate and any endorsements are the controlling documents. If you lose or misplace your certificate and any endorsements, contact our home office.

SURPLUS REFUNDS AND ASSESSMENTS

If our board of directors declares any surplus refunds to certificate owners, we will pay you such surplus refunds. If we pay any such surplus refunds, we will credit them to your subaccount(s) and/or fixed account in the same proportion that premiums would be credited. We do not anticipate any surplus refunds.

If our general account reserves should become impaired (insufficient under certain circumstances to cover our obligations) our board of directors may require certificate owners to make additional payments. If payments are not made, it shall be a debt against the certificate accruing interest at 5% per year. No personal liability will attach to a certificate owner but you may recognize taxable income.

OUR REPORTS TO YOU

We will mail, at least annually, a report showing the accumulated value of your certificate as of a date not more than two months prior to the date of mailing and any further information required by any applicable law. We will mail reports to you at your last known address of record. We will also promptly mail a confirmation of each premium, withdrawal, surrender or transfer you make, except

                                   [Page 20]
that when permitted by law or rule, we may omit sending confirmations for scheduled transactions such as dollar cost averaging or automatic rebalancing programs. Please review confirmations and reports immediately and inform us of any discrepancies. If we do not hear from you within sixty (60) days, we will assume all information is accurate.

DATE OF RECEIPT

Unless we state otherwise, the date we receive any premium, written request, telephone request or any other communication is the actual date it is received at our home office in proper form. If we receive them after the close of trading on the New York Stock Exchange, usually 3:00 p.m. central time or on a date which is not a valuation date, we will consider the date of receipt to be the next valuation date.

PAYMENT BY CHECK

If you pay a premium by check, we require a reasonable time for that check to clear your bank before such funds would be available to you for withdrawal. This period of time will not exceed fifteen (15) days.

POSTPONEMENT OF PAYMENTS AND TRANSACTIONS

We will normally make payments of any surrender value within seven (7) days after we receive your request at our home office. However, we may delay this payment or any other type of payment from the variable account for any period when the New York Stock Exchange is closed for trading other than customary weekend and holiday closings or trading is restricted; an emergency exists, as a result of which it is not reasonably practicable to dispose of securities or to fairly determine their value; or the Securities and Exchange Commission or other legally authorized authority order permits or orders the delay.

We may also postpone transfers and allocations of accumulated value among the subaccounts and the fixed account under these circumstances. We may delay payment of any surrender value from the fixed account for up to six (6) months after we receive a request at our home office.

QUESTIONS ABOUT YOUR CERTIFICATE

You may make inquiries regarding the certificate by writing or calling our home office. The address for the home office is Woodmen of the World, 1700 Farnam Street, Omaha, NE 68102. The toll-free telephone number is
1-877-664-3332.

-------------------
FEDERAL TAX MATTERS
-------------------

INTRODUCTION

This discussion does not address state or local tax consequences, nor federal estate or gift tax consequences, associated with buying a certificate. In addition, we make no guarantee regarding any tax treatment-federal, state or local-of any certificate or of any transaction involving a certificate.

This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of the law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations and interpretations existing on the date of this prospectus. These authorities, however, are subject to change by Congress, the Treasury Department and the courts.

TAX STATUS OF WOODMEN OF THE WORLD AND/OR OMAHA WOODMEN LIFE INSURANCE SOCIETY

As a fraternal benefit society, we are currently exempt from federal income taxes under section 501(c)(8) of the Code, and from most types of state and local taxes pursuant to the operation of local law. As a result, no reserve for income taxes is currently charged against or maintained by us with respect to the certificates. We may make charges for such taxes if there is a material change in federal, state or local tax laws attributable to either the variable account or us.

                                   [Page 21]

VARIABLE ACCOUNT TAX STATUS

The Code generally provides that the income, gains and losses from variable account investments are not income to us so long as the certificates and the variable account meet certain requirements. Because the certificates and the variable account meet such requirements, we anticipate no tax liability resulting from the certificates and, consequently, no reserve for income taxes is currently charged against or maintained by us with respect to the certificates. We may make charges for such taxes if there is a change in federal, state or local tax laws attributable to the variable account.

---------------------------------------
INCOME TAXATION OF ANNUITIES IN GENERAL
---------------------------------------

TAX DEFERRAL DURING ACCUMULATION PERIOD

Under the Code, except as described below, increases in the certificate value of a nonqualified certificate are generally not taxable to the owner or annuitant until received as annuity payments or otherwise distributed. However, certain requirements must be satisfied for this general rule to apply, including:

     * the certificate must be owned by an individual (or an individual is treated as the owner for tax purposes);

     *  variable account investments must be "adequately diversified;"

     * we, rather than you, must be considered the owner of variable account assets for federal tax purposes; and

     * payments must appropriately amortize premium payments and certificate earnings.

DIVERSIFICATION REQUIREMENTS

For the certificate to be treated as an annuity for federal income tax purposes, variable account investments must be "adequately diversified." The Treasury Secretary has issued regulations prescribing standards for adequately diversifying variable account investments. If the variable account failed to comply with these diversification standards, the certificate would not be treated as an annuity for federal income tax purposes and the owner would generally be taxed on the difference between the certificate value and the premium payments.

Although we do not control variable account investments, we expect that each variable account investment will comply with the diversification requirements prescribed by the Internal Revenue Code and Treasury Department regulations.

OWNERSHIP TREATMENT

In certain circumstances, you as the contract owner may be considered the owner of the assets of the variable account supporting the contract. In those circumstances, income and gains from variable account assets are includible in the your gross income. The Internal Revenue Service ("IRS"), in published rulings, stated that a variable contract owner will be considered the owner of variable account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of the regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that the IRS would issue guidance by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this prospectus, the IRS has not issued any such guidance.

The ownership rights under the certificate are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not

                                   [Page 22]
owners of the assets of a segregated asset account. These differences could result in the owner being treated as the owner of the assets of the variable account and thus subject to current taxation on the income and gains from those assets. In addition, we do not know what standards may be set forth in the regulations or rulings that the Treasury Department has stated it expects to issue. We reserve the right to change the certificate as necessary to attempt to prevent you from being considered the owner of the variable account assets. However, there is no assurance that our efforts would be successful.

CERTIFICATES HELD BY NON-NATURAL PERSONS

As a general rule, certificates held by "non-natural persons," such as corporations, trusts or similar entities, are not treated as annuity contracts for federal income tax purposes. The investment income on these certificates is taxed each year as ordinary income received or accrued by the non-natural owner. There are exceptions to this general rule for non-natural owners. Certificates will generally be treated as held by a natural person if the nominal owner is a trust or other entity holding the certificate as an agent for a natural person. However, this special exception does not apply to an employer who is the nominal owner of a certificate under a nonqualified deferred compensation plan for its employees. Because we are a fraternal benefit society, we reserve the right to limit certificate ownership by a non-natural person.

Additional exceptions to this rule include:

     *  certain certificates acquired by a decedent's estate;

     * certain certificates issued in connection with a qualified retirement plan (see "Qualified Plans" below);

     *  certain certificates used with structured settlement agreements; and

     * certain certificates purchased with a single premium when the annuity starting date is no later than a year from contract purchase and substantially equal periodic payments are made at least annually.

DELAYED ANNUITY STARTING DATE

If the annuity starting date occurs (or is scheduled to occur) when the annuitant has reached an advanced age (e.g., past age 85), it is possible that the certificate might not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the certificate could be currently includible in income.

The remainder of this discussion assumes that the certificate will be treated as an annuity for federal income tax purposes.

TAXATION OF WITHDRAWALS & SURRENDERS

Partial surrenders from a nonqualified certificate are includible in income to the extent the value of the certificate exceeds the "investment in the contract." This amount is referred to as the "income on the contract." Surrenders are also includible in income to the extent they exceed the "investment in the contract." Investment in the contract equals the total of premium payments (to the extent such payments were neither deductible when made or excludible from income as, for example, in the case of certain contributions to qualified certificates) minus any amounts previously received from the certificate that were not includible in your income. Withdrawals and surrenders may be subject to a 10% penalty tax. (See "Penalty Tax on Premature Distributions" below) Withdrawals and surrenders may also be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding" on page --) In addition, in the case of withdrawals and surrenders from certain qualified certificates, mandatory withholding requirements may apply, unless a "direct rollover" of the amount surrendered is made. (See "Direct Rollovers" on page 28)

ASSIGNMENTS, PLEDGES AND GRATUITOUS TRANSFERS

Other than in the case of qualified certificates (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the certificate value is treated for federal income tax purposes as a surrender of such amount or portion. The

                                   [Page 23]
investment in the contract is increased by the amount includible as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release).

If an owner transfers a certificate without adequate consideration to a person other than the owner's spouse (or to a former spouse incident to divorce), the owner will be taxed on the difference between his or her certificate value and the investment in the contract at the time of transfer. In such case, the transferee's investment in the contact will increase to reflect the increase in the transferor's income.

If the board of directors requires the certificate owner to make additional payments in connection with the general account reserves becoming impaired, and such payments are not made, the debt levied against the certificate will be treated in the same manner as a pledge for federal income tax purposes.

PENALTY TAX ON PREMATURE DISTRIBUTIONS

A 10% penalty tax applies to a taxable payment from a nonqualified certificate unless the payment is:

  *  received on or after the owner reaches age 59-1/2;

  *  due to the owner becoming disabled (as defined in the tax law);

  * made to a beneficiary after the owner's death or, for non-natural owners, after the annuitant's death;

  * made as a series of substantially equal periodic payments (at least annually) for the owner's life (or life expectancy) or for the joint lives (or joint life expectancies) of the owner and a designated beneficiary (within the meaning of the tax law); or

  * made under a certificate purchased with a single premium when the annuity starting date is no later than a year from certificate purchase and substantially equal periodic payments are made at least annually.

A similar penalty tax, discussed under "Qualified Plans" on page 20, applies to qualified certificates.

AGGREGATION OF CONTRACTS

The taxable amount of an annuity payment or withdrawal from a nonqualified certificate may be determined by combining some or all of the nonqualified annuity contracts you own. For example, if you purchase a certificate and also purchase another annuity at approximately the same time, the IRS may treat the two as one annuity contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity, the IRS might treat the two contracts as one contract. In addition, if you purchase two or more certificates from us during any calendar year, these certificates are treated as one annuity contract. The effects of this aggregation are not always clear. However, it could affect the taxable amount of an annuity payment or withdrawal and the amount that might be subject to the 10% penalty tax.

TAXATION OF ANNUITY PAYMENTS

Normally, the portion of each annuity payment taxable as ordinary income equals the excess of the payment over the exclusion amount. In the case of fixed income payments, the exclusion amount is determined by multiplying (1) the payment by (2) the ratio of the investment in the contract you allocate to the fixed annuity payment option, adjusted for any period certain or refund feature, to the total expected amount of annuity payments for the term of the certificate (determined under Treasury Department regulations).

Once the total amount of the investment in the contract is excluded using the above formula, annuity payments will be fully taxable. If annuity payments stop because the annuitant dies before the total amount of the investment in the contract is recovered, the unrecovered amount generally is allowed as a deduction to the annuitant in the last taxable year.

There may be special income tax issues present in situations where the owner and annuitant are not the same person and are not married to one another. You should consult a tax adviser in those situations.

                                   [Page 24]

Annuity payments may be subject to federal income tax withholding requirements (See "Federal Income Tax Withholding" on page 23). In addition, in the case of annuity payments from certain qualified certificates, mandatory withholding requirements may apply, unless a "direct rollover" of such annuity payments is made.

TAXATION OF CERTIFICATE BENEFITS AT DEATH

Amounts may be distributed upon your or the annuitant's death. Before the annuity starting date, death proceeds are includible in income and:

  * if distributed in a lump sum are taxed like a full withdrawal (as described above); or

  * if distributed under an annuity payment option are taxed like annuity payments.

After the annuity starting date, where a guaranteed period exists and the annuitant dies before the end of that period, payments made to the beneficiary for the remainder of that period are includible in income and:

  * if received in a lump sum are includible in income if they exceed the unrecovered investment; or

  * if distributed in accordance with the selected annuity payment option are fully excludible from income until the remaining investment in the contract is deemed to be recovered.

Thereafter, all annuity payments are fully includible in income.

Proceeds payable on death may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding" on page 23) In addition, in the case of such proceeds from certain qualified certificates, mandatory withholding requirements may apply, unless a "direct rollover" of such proceeds is made. (See "Direct Rollovers" on page 28)

LOSS OF INTEREST DEDUCTION WHERE CERTIFICATES ARE HELD BY OR FOR THE BENEFIT OF CERTAIN NON-NATURAL PERSONS

In the case of a certificate held by a non-natural owner (e.g., a corporation), all or some portion of otherwise deductible interest may not be deductible by the owner. However, this interest deduction disallowance does not affect certificates where the owner is taxable each year on the investment income under the certificate. Entities considering purchasing the certificate, or entities that will be beneficiaries under a certificate, should consult a tax adviser.

TAX-FREE EXCHANGE [1035 EXCHANGES]

You can exchange certain life insurance, endowment and nonqualified annuity contracts tax free under Section 1035 of the Code. If you already own an annuity or life insurance contract issued by another insurer, you are generally able to exchange that contract for a certificate issued by us without incurring a tax as a result of the exchange. Often these exchanges may result in surrender charges and losses or reductions in benefits such as the guaranteed minimum death benefit. If, after a careful evaluation, you determine an exchange may be in your interest, please make sure you comply with the income tax rules and regulations that apply. For example, to receive tax-free treatment, a contract must be exchanged for the certificate. Please note that if you surrender a contract and apply the proceeds of that contract towards the purchase of a certificate, you will not qualify to receive tax-free treatment under Section 1035 of the Code and you will be taxed in the manner provided under "Taxation of Partial and Full Withdrawals." In addition, to receive tax-free treatment under Code Section 1035, the owner of the new certificate must be the same as the owner of the exchanged certificate. If you are considering such an exchange, you should consult with your professional adviser to ensure that the requirements of Section 1035 are met.

                                   [Page 25]

QUALIFIED PLANS

The certificates are also designed for use in connection with retirement plans that receive favorable treatment under the Internal Revenue Code ("Qualified Plans"). Such certificates are referred to herein as "qualified certificates." Numerous special tax rules apply to the participants in qualified plans and to qualified certificates. We make no attempt in this prospectus to provide more than general information about use of the certificate with the various types of qualified plans. State income tax rules applicable to qualified plans and qualified certificates often differ from federal income tax rules, and this prospectus does not describe any of these differences. Those who intend to use the certificate in connection with qualified plans should seek competent advice.

The tax rules applicable to qualified plans vary according to the type of plan and the terms and conditions of the plan. For example, for both withdrawals and annuity payments under certain qualified certificates, there may be no "investment in the contract" and the total amount received may be taxable. Also, while currently not permitted by your certificate, loans from qualified certificates, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan and the manner in which the loan must be repaid. (You should always consult your tax adviser and retirement plan fiduciary prior to exercising loan privileges.) Both the amount of the contribution that may be made, and the tax deduction or exclusion that you may claim for such contribution, are limited under qualified plans.

If this certificate is used with a qualified plan, you and the annuitant must be the same individual. For certificates issued in connection with qualified plans subject to the Employee Retirement Income Security Act ("ERISA") the spouse or former spouse of the owner will have rights in the certificate. In such a case, the owner may need the consent of the spouse or former spouse to change annuity payment options, to elect a partial automatic withdrawal option, or to make a partial or full surrender of the certificate.

Qualified certificates are subject to special rules specifying the time at which distributions must begin and the amount that must be distributed each year. For example, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code. An excise tax is imposed for the failure to comply with the minimum distribution requirements. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution. In the case of Individual Retirement Annuities, distributions of minimum amounts must generally begin by April 1 of the calendar year following the calendar year in which the owner attains age 70-1/2. In the case of certain other qualified plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. The death proceeds under your certificate may affect the amount of the minimum required distribution that must be taken from your certificate.

A 10% penalty tax may apply to the taxable amount of payments from qualified certificates. For Individual Retirement Annuities, the penalty tax does not apply to a payment:

  *  received after you reach age 59-1/2;

  * received after your death or because of your disability (as defined in the tax law); or

  * made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your designated beneficiary (as defined in the tax law).

In addition, the penalty tax does not apply to certain distributions used for qualified first-time home purchases or for higher education expenses. Special conditions must be met to qualify for these exceptions. If you wish to take a distribution for these purposes you should consult your tax adviser. Other exceptions may apply.

                                   [Page 26]

Qualified certificates are amended to conform to plan requirements. However, you are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the certificate. In addition, we may not be bound by terms and conditions of qualified plans if they are inconsistent with the certificate as it may be amended.

QUALIFIED PLAN TYPES

We may issue certificates for the following types of qualified plans.

INDIVIDUAL RETIREMENT ANNUITIES

The Code permits eligible individuals to contribute to an individual retirement annuity known as an "IRA." IRAs limit the amounts contributed, the persons eligible and the time when distributions start. Also, subject to direct rollover and mandatory withholding requirements, distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. The certificate may not fund a "Coverdell Education Savings Account" (formerly known as an "Education IRA").

SIMPLIFIED EMPLOYEE PENSIONS (SEP IRAS)

The Code allows employers to establish simplified employee pension plans, using the employees' IRAs. Under these plans the employer may make limited deductible contributions on behalf of the employees to IRAs. Employers and employees intending to use the certificate in connection with these plans should consult a tax adviser.

SIMPLE IRAs

The Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible and the time when distributions may commence.

ROTH IRAS

The Code permits contributions to an IRA known as a "Roth IRA." Roth IRAs differ from other IRAs in certain respects, including:

  *  Roth IRA contributions are never deductible;

  *  "qualified distributions" from a Roth IRA are excludible from income;

  *  mandatory distribution rules do not apply before death;

  *  a rollover to a Roth IRA must be a "qualified rollover contribution;"

  *  under the Code, special eligibility requirements apply; and

  * contributions to a Roth IRA can be made after the owner has reached age 70-1/2.

All or part of an IRA may be converted into a Roth IRA without taking an actual distribution. You may convert by notifying the IRA issuer or trustee. You must be eligible for a qualified rollover contribution to convert an IRA to a Roth IRA. A conversion typically results in the inclusion of some or all of the IRA value in gross income, except that the 10% penalty tax does not apply. Persons with adjusted gross incomes in excess of $100,000 or who are married and file a separate return are not eligible to make a qualified rollover contribution or a transfer in a taxable year from a non-Roth IRA to a Roth IRA.

Any "qualified distribution," as defined in Code Section 408A, from a Roth IRA is excludible from gross income. A qualified distribution includes a distribution made after the certificate has been held for five (5) years after you reach age 59-1/2, after your death, because of your disability or made to a first-time homebuyer.

TAX-SHELTERED ANNUITIES

Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations to have their employers purchase annuity certificates for them and, subject to certain limitations, to exclude the amount of purchase payments from taxable gross income. These

                                   [Page 27]
annuity certificates are commonly referred to as "tax-sheltered annuities." If you purchase a certificate for such purposes, you should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the certificates.

Tax-sheltered annuity certificates must contain restrictions on surrenders of:

  * contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988;

  *  earnings on those contributions; and

  * earnings after December 31, 1988, on amounts attributable to salary reduction contributions held as of December 31, 1988.

These amounts can be paid only if you have reached age 59-1/2, separated from service, died or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals generally do not apply to the extent you direct us to transfer some or all of the value of the certificate to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account.)

CORPORATE & SELF-EMPLOYED ("H.R. 10" AND "KEOGH" ) PENSION AND PROFIT-SHARING PLANS

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of a certificate in order to provide benefits under the plans.

DIRECT ROLLOVERS

If the certificate is used with a retirement plan that is qualified under Sections 401(a), 403(a) or 403(b) of the Code, any "eligible rollover distribution" from the certificate will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such a qualified retirement plan, excluding certain amounts such as:

  *  minimum distributions required under Section 401(a)(9) of the Code;

  * and certain distributions for life, life expectancy, or for ten (10) years or more that are part of a "series of substantially equal periodic payments."

Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the certificate, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain qualified plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

FEDERAL INCOME TAX WITHHOLDING

We withhold and send to the U.S. government a part of the taxable portion of each distribution unless the payee notifies us before distribution of an available election not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates for the taxable portion of periodic annuity payments are the same as the withholding rates for wage payments. In addition, the withholding rate for the taxable portion of non- periodic payments (including withdrawals prior to the maturity date and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs) is currently 10%. The current federal withholding rate for eligible rollover distributions is 20%.

                                   [Page 28]

-----------------
OTHER INFORMATION
-----------------

RIGHTS RESERVED BY WOODMEN OF THE WORLD AND/OR OMAHA WOODMEN LIFE INSURANCE SOCIETY

We reserve the right to make certain changes when such changes would serve your interests or if it would carry out the purposes of your certificate. We can only make these changes when permitted by law and we will also obtain all required approvals. Some examples of such changes are:

  * to operate the variable account in any form allowed under the 1940 Act or in any other form allowed by law;

  *  add, delete, combine or modify subaccounts in the variable account;

  * restrict or otherwise eliminate any voting rights of certificate owners or other persons who have voting rights as to the variable account;

  * add, delete or substitute, for the fund shares held in any subaccount, the shares of another fund or any other investment allowed by law; and

  * make any amendments to the certificates necessary to comply with the provisions of the Code or any other applicable federal or state law.

DISTRIBUTION ARRANGEMENTS

Woodmen Financial Services, Inc., a Nebraska corporation, is the principal underwriter of your certificates. It is our wholly owned, indirect subsidiary and its offices are located at 1700 Farnam Street, Omaha, NE 68102. Woodmen Financial Services, Inc. is a member of the National Association of Securities Dealers, Inc. (NASD) and a broker-dealer registered with the SEC under the Securities Exchange Act of 1934.

Woodmen Financial Services, Inc.' s registered representatives must also be licensed by state insurance departments to sell the certificates. We may permit selling agreements with other broker-dealer firms to sell the certificates. In addition, we may retain other firms to serve as principal underwriter of the certificates. Certificates may not be available in all states.

Woodmen Financial Services, Inc. uses us as its paying agent to pay its representatives commissions and other distribution compensation on the sale of certificates. This will not result in any charge to you in addition to the charges already described in this prospectus. We will pay representatives a commission of not more than 5% of the premiums paid on the certificates. In addition to direct compensation, representatives may be eligible to receive other benefits based on the amount of earned commissions. Compensation may be paid in the form of non-cash compensation, subject to applicable regulatory requirements.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the certificate. Commissions paid on the certificate, including other incentives or payments, are not charged directly to the owners or the variable account.

EFFECT OF STATE LAWS

Certain provisions of the certificate may vary from state to state in order to conform with applicable state law. This prospectus describes generally applicable provisions. You should refer to your certificate for any variations required by state law.

LEGAL PROCEEDINGS

Like other insurers, we are involved in   various lawsuits and contingencies
that have arisen from the normal conduct of business including claims which appear to be similar to claims asserted in class actions brought against many other life insurers and fraternals. . In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that, at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on us or the account.

                                   [Page 29]

There are no lawsuits threatened or pending against the account.

--------------------
FINANCIAL STATEMENTS
--------------------

The audited statutory-basis statements of admitted assets, liabilities and surplus of Woodmen of the World Life Insurance Society/Omaha Woodmen Life Insurance Society (Society) as of December 31, 2003 and 2002, and the related statutory-basis statements of operations, surplus and cash flow for each of the three (3) years in the period ended December 31, 2003, as well as the related Reports of Independent Auditors are contained in the Statement of Additional Information.

The statutory-basis financial statements of the Society should be considered only as bearing on the Society's ability to meet its obligations under the certificates. They should not be considered as bearing on the investment performance of the assets held in the Account. Financial information for the period from the account's inception (July 1, 2003) through December 31, 2003 is contained in the Statement of Additional Information. This Statement of Additional Information, dated April 30, 2004, contains further information about the Woodmen Variable Annuity Account and has been filed with the Securities and Exchange Commission.

The Woodmen Variable Annuity's Fund's Statement of Additional Information, and certain other information can he reviewed and copied at the SEC's Public Reference Room. Information about the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies of Fund documents may be obtained, after paying a duplication fee, by writing to the Public Reference Section of the SEC, Washington, D.C. 20549-6009 or by electronic request to publicinfo@sec.gov.

These documents and other information about the Fund are also available without charge at the SEC's website: www.sec.gov. (File 811-21254)


                                   [Page 30]

                      STATEMENT OF ADDITIONAL INFORMATION


                               TABLE OF CONTENTS


SAI-1     General Information

SAI-1     Regulation and Reserves

SAI-2     Principal Underwriter

SAI-2     Subaccounts

SAI-3     Performance Information

SAI-4     Legal and Accounting

SAI-4     Financial Statements

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -


                                   ORDER FORM


Please send me a copy of the most recent statement of additional information
(SAI) for the Individual Flexible Premium Deferred Variable Annuity certificate.


------------------------------- (Date)


--------------------------------------------------------------------------------
(Name)


--------------------------------------------------------------------------------
(Street Address)


--------------------------------------------------------------------------------
(City)                             (State)                  (Zip Code)


Send to Woodmen of the World and/or Omaha Woodmen Life Insurance Society, 1700Farnam Street, Omaha, NE 68102.


You may also make your request by calling toll-free at 1-877-664-3332.

                                   [Page 31]

                      [this page intentionally blank]




                                   [Page 32]

--------
Appendix
--------

Condensed Financial Information

The Account commenced operations on July 1, 2003; however, initial premiums were received by the Subaccounts at various later times. The information presented below reflects the accumulation unit information for the Subaccounts for the period ended December 31, 2003. You should read this information along with the separate account's and Woodmen of the World's financial statements and notes that are included in the SAI.

The unit value of any Subaccount of the separate account will not generally be the same as the net asset value per share of the corresponding underlying Fund in which that Subaccount invests. A reason for this deviation is that each unit value consists of the underlying Fund's net asset value minus charges to the separate account. In addition, dividends declared by the underlying Fund are reinvested by the Subaccount in additional shares of that Fund. These distributions have the effect of reducing the value of each share of the Fund and increasing the number of Fund shares outstanding. However, the total cash value in a Subaccount or the separate account does not change as a result of such distributions.

-----------------------------------------------------------------------------------------
                                             Accumulation   Accumulation  Number of
                                             Unit Value at  Unit Value    Units at End
                                             Beginning of   at End of     of period
                                             Period (July   Period
                                             1, 2003,       (December
                                             inception)     31, 2003)
-----------------------------------------------------------------------------------------
Fidelity/R VIP Contrafund/R Portfolio,       $10.00         $11.64        21,167
Service Class
-----------------------------------------------------------------------------------------
Fidelity/R VIP Equity-Income Portfolio,      $10.00         11.69         33,048
Service Class
-----------------------------------------------------------------------------------------
Fidelity/R VIP Growth Portfolio, Service     $10.00         11.63         10,448
Class
-----------------------------------------------------------------------------------------
Fidelity/R VIP Growth & Income Portfolio,    $10.00         10.93         19,075
Service Class
-----------------------------------------------------------------------------------------
Fidelity/R VIP Money Market Portfolio,       $1.00          1.00          242,867
Service Class
-----------------------------------------------------------------------------------------
Fidelity/R VIP Overseas Portfolio, Service   $10.00         12.90         4,042
Class
-----------------------------------------------------------------------------------------
Summit S&P 500 Index Portfolio               $10.00         11.41         15,311
-----------------------------------------------------------------------------------------
Summit S&P MidCap 400 Index Portfolio        $10.00         11.95         4,838
-----------------------------------------------------------------------------------------
Summit Russell 2000 Small Cap Index          $10.00         12.34         7,007
Portfolio
-----------------------------------------------------------------------------------------
Summit Nasdaq-100 Index Portfolio            $10.00         12.10         4,397
-----------------------------------------------------------------------------------------
Summit EAFE International Index Portfolio    $10.00         12.29         1,071
-----------------------------------------------------------------------------------------
Summit Lehman Aggregate Bond Index Portfolio $10.00         9.86          25,090
-----------------------------------------------------------------------------------------
The PIMCO Real Return and Low Duration  Subaccounts  were not available during the period.


                                   [Page 33]

                       (LOGO) Woodmen Financial Services

                       1700 Farnam Street Omaha, NE 68102
                                 1.877.664.3332

                                Member NASD, SIPC


  Woodmen Financial Services, Inc. is the distributor of the Woodmen Variable Annuity and is a wholly owned, indirect subsidiary of: Woodmen of the World
    Life Insurance Society and/or Omaha Woodmen Life Insurance Society 1700
                         Farnam Street, Omaha, NE 68102


                                                               WFS VA 24015 4/04

0308-0454937
STATEMENT OF ADDITIONAL INFORMATION


Dated April 30, 2004

for the:

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CERTIFICATE

Offered By:


Woodmen of the World and/or Omaha Woodmen Life Insurance Society, 1700 Farnam Street, Omaha, NE 68102


This Statement of Additional Information (SAI) is not a prospectus, but should be read in conjunction with the prospectus dated April 30, 2004 , for Woodmen Variable Annuity Account (the separate account) describing an individual flexible premium deferred variable annuity certificate (certificate) that Woodmen of the World and/or Omaha Woodmen Life Insurance Society is offering to persons eligible for membership in the Society. Terms used in this SAI that are not otherwise defined herein have the same meanings given to them in the prospectus. A copy of the prospectus may be obtained at no charge by writing Woodmen of the World and/or Omaha Woodmen Life Insurance Society, 1700 Farnam Street, Omaha, NE 68102 or by calling (877) 664-3332.

TABLE OF CONTENTS


Page


General Information                     SAI - 1


Regulation and Reserves                 SAI - 2


Principal Underwriter                   SAI - 2


Subaccount                              SAI - 3


Performance Information                 SAI - 4


Legal and Accounting                    SAI - 6


Financial Statements                    SAI - 7


GENERAL INFORMATION

Woodmen of the World and/or Omaha Woodmen Life Insurance Society (Woodmen) is a fraternal benefit society organized under Internal Revenue Code section 501(c)(8) and established under the laws of the State of Nebraska. Woodmen is a non-profit, non-stock, membership organization licensed to do business in all states. Membership in Woodmen is open to all that share its values and members are joined together for insurance, education, patriotic and volunteer opportunities.

REGULATION AND RESERVES


Woodmen is subject to regulation by the Office of the Commissioner of Insurance of the State of Nebraska and by insurance departments of other states and jurisdictions in which it is licensed to do business. This regulation covers a variety of areas, including benefit reserve requirements, adequacy of insurance company capital and surplus, various operational standards and accounting and financial reporting procedures. Woodmen's operations and accounts are subject to periodic examination by insurance regulatory authorities. The forms of certificates described in the prospectus are filed with and (where required) approved by insurance officials in each state and jurisdiction in which certificates are sold.

Although the federal government generally has not directly regulated the business of insurance, federal initiatives often have an impact on the insurance business in a variety of ways. Federal measures that may adversely affect the insurance business include employee benefit regulation, tax law changes affecting the taxation of insurance companies or of insurance products, changes in the laws that affect the relative desirability of various personal investment vehicles and removal of impediments on the entry of banking institutions into the insurance business. Also, both the executive and legislative branches of the federal government periodically have under consideration various insurance regulatory matters, which could ultimately result in direct federal regulation of some aspects of the insurance business. It is not possible to predict whether this increased regulation will occur or, if so, what the effect on Woodmen would be.

Pursuant to state insurance laws and regulations, Woodmen is obligated to carry on its books, as liabilities, reserves to meet its obligations under outstanding insurance contracts. These reserves are based on assumptions about, among other things, future claims experience and investment returns. Neither the reserve requirements nor the other aspects of state insurance regulation provide absolute protection to holders of insurance contracts, including holders of these certificates, if Woodmen were to incur claims or expenses at rates significantly higher than expected or experience significant unexpected losses on its investments.

If mandated under applicable law, we may be required to reject a premium. We may also be required to block a certificate owner s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits, until instructions are received from the appropriate regulator.


PRINCIPAL UNDERWRITER

Woodmen Financial Services, Inc. (WFS), a wholly-owned, indirect subsidiary of Woodmen, serves as the exclusive principal underwriter of the continuously offered certificates pursuant to a Principal Underwriting and Servicing Agreement to which WFS and Woodmen, on behalf of itself and the separate account, are parties. The certificates will be sold through Woodmen representatives who are licensed by state insurance officials to sell the certificates and who are duly licensed registered representatives of WFS. Representatives of other broker-dealer firms with which WFS has executed a selling agreement may also sell the certificates. In addition, Woodmen may engage other firms to serve as principal underwriters of the certificates but has not yet done so. For the period from July 1, 2003 (inception) through December 31, 2003 WFS received $95,484 and paid out $88, 449.


SUBACCOUNTS

The following are the funds that will underlie a corresponding subaccount

Fund                                            Subaccount

Summit Pinnacle Series                          Woodmen Variable Annuity
----------------------
Nasdaq-100 Index Portfolio                      Nasdaq-100 Index

Russell 2000 Small Cap Index Portfolio          Russell 2000 Small Cap Index

MSEAFE Portfolio                                MSEAFE

S&P MidCap 400 Index Portfolio                  S&P MidCap 400 Index

S&P 500 Index Portfolio                         S&P 500 Index

Lehman Aggregate Bond Index Portfolio           Lehman Aggregate Bond Index

Fidelity Variable Insurance
---------------------------
Products Funds
--------------

VIP Equity Income Portfolio Service             VIP Equity Income
Class 1

VIP Contrafund-Portfolio Registered             VIP Contrafund-Portfolio
Trademark Service Class 1                       Registered Trademark

VIP Growth Portfolio Service Class 1            VIP Growth

VIP Growth & Income Portfolio Service           VIP Growth & Income
Class 1

VIP Overseas Portfolio Service Class 1          VIP Overseas

VIP Money Market Service Class 1                VIP Money Market


PIMCO Variable Insurance Trust Funds

PIMCO Real Return Fund Administrative Class     Real Return

PIMCO Low Duration Fund Administrative Class    Low Duration

PERFORMANCE INFORMATION

The separate account may, from time to time, advertise information relating to the performance of its subaccounts. The performance information that may be presented is not a prediction or guarantee of future investment performance and does not represent the actual return on amounts invested by any particular owner. There is not yet any performance information for the subaccounts.

Money Market Subaccount - Yield and Effective Yield


Advertisements for the certificates may include yield and effective yield quotations for the Money Market Subaccount, which are computed in accordance with standard methods prescribed by the SEC. Under these methods, the Money Market Subaccount s yield is calculated based on a hypothetical pre-existing account having a balance of one Money Market Subaccount's unit at the beginning of a specified seven-day period. Yield is computed by dividing the net change, exclusive of capital changes, in the accumulation unit value during the seven-day period, subtracting a hypothetical charge reflecting deductions from owner accounts, dividing the difference by the accumulation unit value at the beginning of the period to obtain the base period return and multiplying the base period return by the fraction 365/7. The Money Market Subaccount s effective yield is calculated by compounding the base period return (computed as described above) for such period by adding 1 and raising the sum to a power equal to 365/7 and subtracting 1 from the result. Yield and effective yield do not reflect the deduction of certificate, withdrawal or surrender charges. The certificates currently are not subject to charges for state premium taxes.

The 7-day yield and effective 7-day yield for the money market subaccount for the 7 days ended December 31, 2003 was -0.266% and -0.267%

Other Subaccounts

30-Day Yield: Advertisements for the certificates may include 30-day yield quotations for each subaccount other than the Money Market Subaccount, which are computed in accordance with a standard method prescribed by the SEC. These 30-day yield quotations are computed by dividing the net investment income per accumulation unit earned during the period (the net investment income earned by the Fund portfolio attributable to shares owned by the subaccount less expenses incurred during the period) by the offering price per accumulation unit on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:

Yield = 2[(((a-b)/cd)+1)6-1] Where: a = Net dividends and interest earned during the period by the portfolio attributable to the subaccount, b = Expenses accrued for the period (net of reimbursements), c = The average daily number of accumulation units outstanding during the period, d = The accumulation unit value per unit on the last day of the period


Standardized and Non-Standardized Average Annual Total Return. Advertisements for the certificates may also include standardized and non-standardized average annual total return quotations for each subaccount for 1-, 5- and 10-year periods (or the life of the subaccount, if less). Standardized average annual total return quotations are computed in accordance with a standard method prescribed by the SEC. The average annual total return for a subaccount for a specific period is computed by finding the average annual compounded rates of return over the applicable period that would equate the initial amount invested to the ending redeemable value, according to the following formula:

P(1 + T)n = ERV Where: P = A hypothetical initial payment of $1,000 T = Average annual total return n = Number of years ERV = Ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1-, 5- or 10-year periods (or fractional portion thereof)
Total return from July1 inception (not annualized)
Fidelity VIP Contrafund                                 9.44%
Fidelity VIP Equity Income                              9.93%
Fidelity VIP Growth and Income                          2.33%
Fidelity VIP Growth Portfolio                           9.34%
Fidelity VIP Overseas Fund                             22.04%
Summit EAFE Int'l Portfolio                            15.87%
Summit Lehman Aggregate Bond Portfolio                 -7.57%
Summit S & P Midcap 400 Index Portfolio                12.48%
Summit NASDAQ 100 Index Portfolio                      13.98%
Summit Russell 2000 Small Cap Index P                  16.36%
Summit S & P 500 Index Portfolio                        7.12%


Non-standardized average annual total returns are calculated in the same manner and for the same time periods as the standardized average annual total returns described immediately above, except that the value of the non-standardized total returns do not reflect the effect of the withdrawal or surrender charges that may be imposed at the end of the period (because it is assumed that the certificate will continue through the end of each period) and the annual certificate Maintenance Charge (because the average certificate size is generally expected to be less than $50,000. If reflected, these charges would reduce the performance results presented.

Cumulative Total Return Advertisements for the certificates may also include cumulative total return quotations for each subaccount, for which the SEC has not prescribed a standard method of calculation. Cumulative total return is the non-annualized cumulative rate of return on a hypothetical initial investment of $1,000 in a subaccount for a specified period (hypothetical initial investment). Performance quotations for each subaccount reflect the deduction of all recurring fees and charges applicable to each subaccount, such as the mortality and expense risk charge and certificate maintenance charge, and Fund operating expenses (net of reimbursements), except that yield quotations and non-standardized average annual total return calculations do not reflect any deduction for withdrawal or surrender charges. The certificates are not currently subject to a charge for state premium taxes. Cumulative total return is calculated by finding the cumulative rates of return of the Hypothetical Initial Investment over various periods, according to the following formula and then expressing that as a percentage: C = (ERV/P) - 1 Where: C = Cumulative total return ERV = Ending redeemable value of a hypothetical $1,000 payment made at the beginning of the applicable period P= A hypothetical initial payment of $1,000

Performance Comparisons

The performance of each of the subaccounts may be compared in advertisements and sales literature to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds or series of mutual funds, with investment objectives similar to each of the portfolios in which the subaccounts invest. Such comparisons may be made by use of independent services that monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis, ranking such issuers on the basis of total return, assuming reinvestment of dividends and distributions, but excluding sales charges, redemption fees or certain expense deductions at the separate account level. Some rankings are based on total returns adjusted for withdrawal or surrender charges or may consider the effects of market risk on total return performance.

Companies providing rankings that may be used in advertisements and sales literature include Lipper Analytical Services, Inc., Morningstar, Inc. and the Variable Annuity Research and Data Service.

In addition, each subaccount s performance may be compared in advertisements and sales literature to various benchmarks including but not limited to various Standard & Poor's indexes and Barra growth and value subdivisions thereof, Morgan Stanley Capital International Europe, Australasia and Far East (MSCI
EAFE) Index, Russell Indexes and growth and value subdivisions thereof, Merrill Lynch High Yield Master Index, the Wilshire Small Cap Index and the Lehman Brothers Aggregate Bond Index.

The portfolios may, from time to time, illustrate the benefits of tax deferral by comparing taxable investments to investments made in tax-deferred retirement plans and may illustrate in graph or chart form or otherwise, the benefit of dollar cost averaging by comparing investments made pursuant to a systematic investment plan.

The portfolios may also, from time to time, illustrate the concepts of asset allocation by use of hypothetical case studies representing various life cycles and/or risk levels of a certificate owner.

Legal and accounting

All matters relating to Nebraska law pertaining to the certificates, including the validity of the certificates and our authority to issue the certificates, have been passed upon by Mark Theisen, Esquire,

The Society's statutory-basis financial statements and schedules for 2003 have been audited by Ernst & Young LLP, Suite 3400, 801 Grand avenue, Des Moines, IA 50309-2764. Ernst & Young LLP also audited the financial statements for the Account for the period from July 1, 2003 (date operations commenced) through December 31, 2003.

FINANCIAL STATEMENTS

Woodmen Variable Annuity Account
Period From July 1, 2003 (Date Operations Commenced)
Through December 31, 2003

0404-0534352

                        Woodmen Variable Annuity Account

                              Financial Statements

                  Period From July 1, 2003 (Date Operations
                     Commenced) Through December 31, 2003




                                    CONTENTS

Report of Independent Auditors.........................................1

Financial Statements

Statements of Assets and Liabilities...................................2
Statements of Operations...............................................6
Statements of Changes in Net Assets...................................10
Notes to Financial Statements.........................................14

0404-0534352                                                           1





                         Report of Independent Auditors

The Board of Directors of
Woodmen of the World Life Insurance Society and/or
  Omaha Woodmen Life Insurance Society
              and
Participants of the Woodmen Variable Annuity Account

We have audited the accompanying statements of assets and liabilities of each of the respective subaccounts of the Woodmen Variable Annuity Account, a separate account comprised of the NASDAQ 100 Index, EAFE International Index, Lehman Aggregate Bond Index, S&P 500 Index, S&P MidCap 400 Index, Russell 2000 Small Cap Index, Contrafund, Equity-Income, Growth, Growth & Income, Overseas and Money Market Subaccounts, as of December 31, 2003, and the related statements of operations and changes in net assets for the period from July 1, 2003 (date operations commenced) through December 31, 2003. These financial statements are the responsibility of the management of Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2003, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of the Woodmen Variable Annuity Account at December 31, 2003, and the results of their operations and the changes in their net assets for the period from July 1, 2003 (date operations commenced) through December 31, 2003, in conformity with accounting principles generally accepted in the United States.

                                                         /s/ Ernst & Young LLP
Des Moines, Iowa
April 16, 2004

2                                                           0404-0534352

                        Woodmen Variable Annuity Account

                      Statements of Assets and Liabilities

                                December 31, 2003

                                                                EAFE
                                                   NASDAQ   INTERNATIONAL
                                                 100 INDEX     INDEX
                                                 SUBACCOUNT  SUBACCOUNT
                                                -------------------------
ASSETS

Investments in shares of mutual funds, at market$     53,196 $   13,153


LIABILITIES                                                -          -
                                                -------------------------
Net assets                                      $     53,196 $   13,153
                                                =========================

NET ASSETS
Accumulation units                              $     53,196 $   13,153
                                                -------------------------
Total net assets                                $     53,196 $   13,153
                                                =========================

Investments in shares of mutual funds, at cost  $     49,838 $   12,083
Shares of mutual fund owned                         2,567.39     204.15

Accumulation units outstanding                      4,397.23   1,070.52
Accumulation unit value                         $      12.10 $    12.29

See accompanying notes.

0404-0534352                                                           3






    LEHMAN                                   RUSSELL 2000
AGGREGATE BOND    S&P 500    S&P MIDCAP 400   SMALL CAP
     INDEX         INDEX         INDEX          INDEX         CONTRAFUND
  SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
-------------------------------------------------------------------------

 $  247,504     $  174,728     $  57,799      $  86,433       $  246,473

         -               -             -              -                -
-------------------------------------------------------------------------
 $  247,504     $  174,728     $  57,799      $  86,433       $  246,473
=========================================================================


 $  247,504     $  174,728     $  57,799      $  86,433       $  246,473
-------------------------------------------------------------------------
 $  247,504     $  174,728     $  57,799      $  86,433       $  246,473
=========================================================================

 $  244,965     $  163,545     $  54,847      $  81,255       $  229,579
   4,971.95       2,386.67      1,098.42       1,588.55        10,688.32

  25,089.78      15,310.97      4,837.61       7,006.55        21,167.26
 $     9.86    $    11.41      $   11.95      $   12.34       $    11.64

4                                                           0404-0534352
                        Woodmen Variable Annuity Account

               Statements of Assets and Liabilities (continued)




                                                  EQUITY-INCOME  GROWTH
                                                   SUBACCOUNT  SUBACCOUNT
                                                 -------------------------
ASSETS
Investments in shares of mutual funds, at market $   386,438 $   121,551

LIABILITIES                                                -           -
                                                 -------------------------
Net assets                                       $   386,438 $   121,551
                                                 =========================

NET ASSETS
Accumulation units                               $   386,438 $   121,551
                                                 -------------------------
Total net assets                                 $   386,438 $   121,551
                                                 =========================

Investments in shares of mutual funds, at cost   $   349,548 $   115,302
Shares of mutual fund owned                        16,721.69    3,931.16

Accumulation units outstanding                     33,048.45   10,447.66
Accumulation unit value                          $     11.69 $     11.63

See accompanying notes.

5                                                           0404-0534352







GROWTH & INCOME   OVERSEAS    MONEY MARKET
  SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
---------------------------------------------

 $   208,538    $   52,152   $     242,331

           -             -               -
---------------------------------------------
 $   208,538    $   52,152   $     242,331
=============================================


 $   208,538    $   52,152   $     242,331
---------------------------------------------
 $   208,538    $   52,152   $     242,331
=============================================

 $   199,261    $   48,046   $     242,331
   15,822.29      3,358.12      242,331.01

   19,074.70      4,041.58      242,866.92
 $     10.93    $    12.90   $        1.00

6                                                           0404-0534352
                        Woodmen Variable Annuity Account

                            Statements of Operations

                  Period From July 1, 2003 (Date Operations
                     Commenced) Through December 31, 2003

                                                                EAFE
                                                 NASDAQ 100 INTERNATIONAL
                                                   INDEX       INDEX
                                                 SUBACCOUNT  SUBACCOUNT
                                                -------------------------
Income:
  Dividends                                     $       -   $       -
Expenses:
  Mortality and expense risk                         (139)        (23)
                                                -------------------------
Net investment income (loss)                         (139)        (23)

Realized gain (loss) on sales of fund shares           12           3

Change in unrealized appreciation/depreciation
  of investments                                    3,358       1,070
                                                -------------------------
Net increase (decrease) in net assets from         $3,231      $1,050
  operations
                                                =========================

See accompanying notes.

0404-0534352                                                           7







    LEHMAN                                   RUSSELL 2000
   AGGREGATE      S&P 500    S&P MIDCAP 400   SMALL CAP
  BOND INDEX       INDEX          INDEX         INDEX       CONTRAFUND
  SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
-------------------------------------------------------------------------

    $1,808     $        -      $     13      $       -    $         -

      (742)          (396)         (120)          (192)         (646)
-------------------------------------------------------------------------
     1,066           (396)         (107)          (192)         (646)

      (244)            34            14             24           270


     2,539         11,183         2,952          5,178        16,894
-------------------------------------------------------------------------
    $3,361        $10,821        $2,859         $5,010       $16,518
=========================================================================

8                                                           0404-0534352
                        Woodmen Variable Annuity Account

                      Statements of Operations (continued)





                                                EQUITY-INCOME   GROWTH
                                                 SUBACCOUNT    SUBACCOUNT
                                                -------------------------
Income:
  Dividends                                     $         - $       -
Expenses:
  Mortality and expense risk                        (1,078)      (303)
                                                -------------------------
Net investment income (loss)                        (1,078)      (303)

Realized gain (loss) on sales of fund shares           582        194

Change in unrealized appreciation/depreciation
  of investments                                    36,890      6,249
                                                -------------------------
Net increase (decrease) in net assets from         $36,394     $6,140
  operations
                                                =========================

See accompanying notes.

0404-0534352                                                           9







   GROWTH &
    INCOME      OVERSEAS   MONEY MARKET
  SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
-----------------------------------------

$       -     $       -      $   964

    (545)         (101)       (1,500)
-----------------------------------------
    (545)         (101)         (536)

     101            92             -


   9,277         4,106             -
-----------------------------------------
  $8,833        $4,097       $  (536)
=========================================

10                                                          0404-0534352

                        Woodmen Variable Annuity Account

                       Statements of Changes in Net Assets

                  Period From July 1, 2003 (Date Operations
                     Commenced) Through December 31, 2003

                                                               EAFE
                                                NASDAQ 100 INTERNATIONAL
                                                  INDEX       INDEX
                                                SUBACCOUNT  SUBACCOUNT
                                               -------------------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                 $     (139) $      (23)
  Net realized gain (loss) on investments              12           3
  Change in unrealized
    appreciation/depreciation of investments        3,358       1,070
                                               -------------------------
Net increase (decrease) in net assets from          3,231       1,050
  operations

Certificate transactions:
  Certificate deposits                                231         190
  Certificate surrenders and death benefits             -           -
  Transfers between subaccounts,
    including fixed interest account               49,734      11,852
                                               -------------------------
Net increase in net assets from certificate        49,965      12,042
  transactions
Contributions from/to Society to reimburse
  certificate owner/Society for processing              -          61
  error
                                               -------------------------
Total increase in net assets and net assets at    $53,196     $13,153
  end of period
                                               =========================

See accompanying notes.

0404-0534352                                                          11








    LEHMAN                                   RUSSELL 2000
AGGREGATE BOND     S&P 500   S&P MIDCAP 400   SMALL CAP
     INDEX          INDEX         INDEX          INDEX      CONTRAFUND
  SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
-------------------------------------------------------------------------

$    1,066     $     (396)   $     (107)     $    (192)   $      (646)
     (244)             34            14             24            270

    2,539          11,183         2,952          5,178         16,894
-------------------------------------------------------------------------
    3,361          10,821         2,859          5,010         16,518


    3,643             132           226            135          3,072
        -               -             -              -           (123)

  240,500         163,775        54,714         81,288        227,006
-------------------------------------------------------------------------
  244,143         163,907        54,940         81,423        229,955

        -               -             -              -              -
-------------------------------------------------------------------------
 $247,504        $174,728       $57,799        $86,433       $246,473
=========================================================================

12                                                          0404-0534352
                        Woodmen Variable Annuity Account

               Statements of Changes in Net Assets (continued)






                                                     EQUITY-INCOME   GROWTH
                                                      SUBACCOUNT   SUBACCOUNT
                                                     -------------------------
Increase (decrease) in net assets from operations:
  Net investment income (loss)                       $   (1,078)   $   (303)
  Net realized gain (loss) on investments                   582         194
  Change in unrealized
    appreciation/depreciation of investments             36,890       6,249
                                                     -------------------------
Net increase (decrease) in net assets from               36,394       6,140
  operations

Certificate transactions:
  Certificate deposits                                    4,024         526
  Certificate surrenders and death benefits                (624)          -
  Transfers between subaccounts, including
    fixed interest account                              346,644     114,912
                                                     -------------------------
Net increase in net assets from certificate             350,044     115,438
  transactions
Contributions from/to Society to reimburse
  certificate owner/Society for processing error              -         (27)
                                                     -------------------------
Total increase in net assets and net assets at         $386,438    $121,551
  end of period
                                                     =========================

See accompanying notes.

0404-0534352                                                          13







  GROWTH &
   INCOME     OVERSEAS  MONEY MARKET
 SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
-------------------------------------

$     (545) $    (101)  $
                              (536)
      101          92            -

    9,277       4,106            -
-------------------------------------
    8,833       4,097         (536)


    2,368         210    2,073,035
     (624)       (123)           -

  197,961      48,022   (1,830,168)
-------------------------------------
  199,705      48,109      242,867

        -         (54)           -
-------------------------------------
 $208,538     $52,152   $   242,331
=====================================

0404-0534352                                                          14


                        Woodmen Variable Annuity Account

                          Notes to Financial Statements

                                December 31, 2003

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Woodmen Variable Annuity Account (the Account), a unit investment trust registered under the Investment Company Act of 1940, as amended, was established by Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society (the Society) and exists in accordance with the rules and regulations of the Insurance Department of the State of Nebraska. The Account is a funding vehicle for individual flexible premium deferred variable annuity certificates issued by the Society.

At the direction of eligible certificate owners, the Account invests in twelve investment subaccounts which, in turn, own shares of the following open-end registered investment companies (the Funds):

  SUBACCOUNT                     INVESTS EXCLUSIVELY IN SHARES OF
  ------------------------------------------------------------------------------

                                 Summit Pinnacle Series
    NASDAQ 100 Index               NASDAQ 100 Index Portfolio
    EAFE International Index       EAFE International Index Portfolio
    Lehman Aggregate Bond Index    Lehman Aggregate Bond Index Portfolio
    S&P 500 Index                  S&P 500 Index Portfolio
    S&P MidCap 400 Index           S&P MidCap 400 Index Portfolio
    Russell 2000 Small Cap Index   Russell 2000 Small Cap Index Portfolio

                                 Fidelity Variable Insurance Products Funds
    Contrafund                     VIP Contrafund-Portfolio(R)Service Class 1
    Equity-Income                  VIP Equity-Income Portfolio Service Class 1
    Growth                         VIP Growth Portfolio Service Class 1
    Growth & Income                VIP Growth & Income Portfolio Service Class 1
    Overseas                       VIP Overseas Portfolio Service Class 1
    Money Market                   VIP Money Market Service Class 1

Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the Society's other assets and liabilities. The portion of the Account's assets applicable to the variable annuity certificates is not chargeable with liabilities arising out of any other business the Society may conduct.

0404-0534352                                                          18


                        Woodmen Variable Annuity Account

                    Notes to Financial Statements (continued)




1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS

Investments in shares of the Funds are stated at market value, which is the closing net asset value per share as determined by the Funds. The first-in, first-out cost basis has been used in determining the net realized gain or loss from investment transactions and unrealized appreciation or depreciation on investments. Investment transactions are accounted for on the trade date.

Dividends and realized capital gain distributions are taken into income on an accrual basis as of the ex-dividend date and are automatically reinvested in shares of the Funds on the payable date.

CERTIFICATES IN ANNUITIZATION PERIOD

Net assets allocated to contracts in the annuitization period (none at December 31, 2003) are computed according to the Annuity 2000 Mortality Table, with an assumed investment return of 3%. The mortality risk is fully borne by the Society and may result in additional amounts being transferred into the Account by the Society to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Society.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of the Account's financial statements and accompanying notes in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the financial statements and accompanying notes.

2. EXPENSE CHARGES

The Account reimburses the Society for certain mortality and other risks assumed by the Society. The Society deducts a daily mortality and expense risk charge from the Account at an effective annual rate of up to 1.40% (1.25% in 2003) of the average daily net asset value of the Account. These charges are assessed in return for the Society's assumption of risks associated with adverse mortality experience or excess administrative expenses in connection with certificates issued.

The Account also pays the Society certain amounts relating to the distribution and administration of the certificates funded by the Account. The following summarizes those amounts:

  Administrative Charge: Prior to the annuity payment period, the Society will deduct an annual administrative charge of $30 to reimburse it for administrative expenses related to the certificate. A portion of this charge may be deducted from funds held in the fixed interest subaccount. The Account did not incur any administrative charges during 2003 as no certificates have reached a one-year anniversary by December 31, 2003.

  Surrender Charge: A surrender charge is imposed in the event of a full or partial surrender during the first seven certificate years. A certificate owner may annually surrender a maximum of 10% of the cash value without incurring a surrender charge. The amount charged ranges, based on the annuitant's issue age, from 5% to 7% of the amount surrendered during the first certificate year and declines by 1% in each of the next six certificate years. No surrender charge is deducted if the partial surrender or surrender occurs after seven full certificate years.

  Transfer Charge: A transfer charge of $25 may be imposed for the thirteenth and each subsequent transfer between subaccounts in any one certificate year.

3. FEDERAL INCOME TAXES

The Society is a tax-exempt fraternal benefit society under the provisions of the Internal Revenue Code (IRC). Under the current provisions of the IRC, the Society does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Society will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the certificates.

4. PURCHASES AND SALES OF INVESTMENT SECURITIES

The aggregate cost of investment securities purchased and proceeds from investment securities sold by subaccount were as follows for the period from July 1, 2003 (date operations commenced) through December 31, 2003:

                                                  COST OF     PROCEEDS
  SUBACCOUNT                                     PURCHASES   FROM SALES
  -----------------------------------------------------------------------

    NASDAQ 100 Index                           $   49,968   $      142
    EAFE International Index                       12,103           23
    Lehman Aggregate Bond Index                   265,619       20,410
    S&P 500 Index                                 163,908          397
    S&P MidCap 400 Index                           54,955          122
    Russell 2000 Small Cap Index                   81,420          189
    Contrafund                                    233,889        4,580
    Equity-Income                                 358,842        9,876
    Growth                                        117,765        2,657
    Growth & Income                               201,436        2,276
    Overseas                                       49,182        1,228
    Money Market                                1,710,943    1,468,612


5. SUMMARY OF CHANGES FROM UNIT TRANSACTIONS

Transactions in units of each subaccount were as follows for the period from July 1, 2003 (date operations commenced) through December 31, 2003:

                                                                   NET
                                                                 INCREASE
  SUBACCOUNT                              PURCHASED  REDEEMED   (DECREASE)
  -------------------------------------------------------------------------

    NASDAQ 100 Index                         4,397          -      4,397
    EAFE International Index                 1,071          -      1,071
    Lehman Aggregate Bond Index             27,295      2,205     25,090
    S&P 500 Index                           15,311          -     15,311
    S&P MidCap 400 Index                     4,838          -      4,838
    Russell 2000 Small Cap Index             7,019         12      7,007
    Contrafund                              21,601        434     21,167
    Equity-Income                           33,995        947     33,048
    Growth                                  10,697        249     10,448
    Growth & Income                         19,315        240     19,075
    Overseas                                 4,152        110      4,042
    Money Market                         2,075,421  1,832,554    242,867

6. FINANCIAL HIGHLIGHTS

The following summarizes units outstanding, unit values, and net assets at December 31, 2003, and investment income ratios, ratios of expenses to average net assets, and total return ratios for the period from July 1, 2003 (date operations commenced) through December 31, 2003:

                                                          RATIO OF
                                             INVESTMENT  EXPENSES TO
                             UNIT      NET     INCOME    AVERAGE NET    TOTAL
SUBACCOUNT           UNITS   VALUE    ASSETS  RATIO (1)   ASSETS (3)  RETURN (4)
--------------------------------------------------------------------------------

NASDAQ 100 Index     4,397    12.10 $ 53,196       -%       1.25%     21.00%
EAFE International
  Index              1,071    12.29   13,153       -        1.25      22.90
Lehman Aggregate
  Bond Index        25,090     9.86  247,504    1.52        1.25      (1.40)
S&P 500 Index       15,311    11.41  174,728       -        1.25      14.10
S&P MidCap 400 Index 4,838    11.95   57,799     .07        1.25      19.50
Russell 2000 Small
  Cap Index          7,007    12.34   86,433       -        1.25      23.40
Contrafund          21,167    11.64  246,743       -        1.25      16.40
Equity-Income       33,048    11.69  386,438       -        1.25      16.90
Growth              10,448    11.63  121,551       -        1.25      16.30
Growth & Income     19,075    10.93  208,538       -        1.25       9.30
Overseas             4,042    12.90   52,152       -        1.25      29.00
Money Market       242,867     1.00  242,331     .40        1.25          -

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. For subaccounts that commenced operations during the period indicated, average net assets have been calculated from the date operations commenced through the end of the reporting period. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests.

(2) When net investment income is less than $1, the amount is not reported in the Statements of Operations, but is used in the calculation of the investment income ratio.

(3) These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense risk charges, for the period indicated. The ratios include only those expenses that result in a direction reduction to unit values. Charges made directly to certificateholder accounts through the redemption of units and expenses of the underlying fund are excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. For subaccounts that commenced operations during the period indicated, total return has been calculated from the date operations commenced through the end of the reporting period and has not been annualized.

STATUTORY-BASIS FINANCIAL STATEMENTS

Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society Years Ended December 31, 2003, 2002 and 2001

Woodmen of the World Life Insurance Society and/or
Omaha Woodmen Life Insurance Society




STATUTORY-BASIS FINANCIAL STATEMENTS

Woodmen of the World Life Insurance Society and/or
Omaha Woodmen Life Insurance Society
Years Ended December 31, 2003, 2002, and 2001

              Woodmen of the World Life Insurance Society and/or
                      Omaha Woodmen Life Insurance Society

                      Statutory-Basis Financial Statements

                  Years Ended December 31, 2003, 2002, and 2001




                                    CONTENTS

Report of Independent Auditors.........................................1

Audited Statutory-Basis Financial Statements

Statutory-Basis Statements of Admitted Assets, Liabilities and Surplus.3
Statutory-Basis Statements of Operations...............................5
Statutory-Basis Statements of Surplus..................................6
Statutory-Basis Statements of Cash Flow................................7
Notes to Statutory-Basis Financial Statements..........................8

!@#                                 r ERNST & YOUNG LLP   r Phone: (515)243-2727
                                      801 GRAND AVENUE     www.ey.com
                                      SUITE 3400
                                      DES MOINES, IA 50309



                         Report of Independent Auditors

The Board of Directors
Woodmen of the World Life
  Insurance Society and/or Omaha
  Woodmen Life Insurance Society

We have audited the accompanying statutory-basis statements of admitted assets, liabilities and surplus of Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society (the Society) as of December 31, 2003 and 2002, and the related statutory-basis statements of operations, surplus, and cash flow for the years then ended. These financial statements are the responsibility of the Society's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statutory-basis statements of operations, surplus and cash flow of Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society for the year ended December 31, 2001 were audited by other auditors who have ceased operations and whose report, dated March 22, 2002, expressed an opinion that those statements were not fairly presented in accordance with accounting principles generally accepted in the United States, but were fairly presented in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska and included an explanatory paragraph that disclosed the change in various accounting policies to be in accordance with the revised NAIC Accounting and Procedures Manual discussed in Note 2 to the financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Society presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1.

                                    [Page 1]
0308-0454937

The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society at December 31, 2003 and 2002 or the results of its operations or its cash flow for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society at December 31, 2003 and 2002, and the results of its operations and its cash flow for the years then ended in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska.

                                                /s/ Ernst & Young LLP
Des Moines, Iowa
March 26, 2004







                                    [Page 2]
0308-0454937

              Woodmen of the World Life Insurance Society and/or
                      Omaha Woodmen Life Insurance Society

                     Statutory-Basis Statements of Admitted
                         Assets, Liabilities and Surplus
                             (Dollars in Thousands)

                                                      DECEMBER 31
                                                    2003        2002
                                                -------------------------
ADMITTED ASSETS Cash and invested assets:
  Bonds                                         $4,519,678  $4,102,314
  Common stocks                                    192,057     128,645
  Mortgage loans                                 1,103,911   1,123,356
  Properties occupied by the Society                23,168      21,669
  Real estate held for the production of income     97,963      78,954
  Real estate held for sale                            111      14,152
  Certificate loans                                160,430     157,334
  Cash and short-term investments                  146,481     125,746
  Call options                                       6,118       4,600
  Other invested assets                             19,837       5,814
                                                -------------------------
Total cash and invested assets                   6,269,754   5,762,584

Investment income due and accrued                   80,631      77,921
Amounts recoverable from reinsurers                  3,076         377
Electronic data processing equipment                 1,166         820
Other assets                                            12         938
Separate account assets                             81,709      67,238
                                                -------------------------
Total admitted assets                           $6,436,348  $5,909,878
                                                =========================



                                    [Page 3]
0308-0454937

                                                      DECEMBER 31
                                                    2003        2002
                                                -------------------------
LIABILITIES AND SURPLUS
Liabilities:
  Aggregate reserves for certificates
     and contracts:
   Life and annuity                             $4,740,167  $4,347,902
   Accident and health                              17,609      16,967
  Liability for deposit-type contracts             597,390     564,380
  Certificate and contract claims                   21,214      20,271
  Other certificateholders' funds                    6,528       6,521
  Refunds to members                               119,530     126,973
  Accrued commissions, general expenses, and        23,265      21,828
    taxes
  Amounts withheld by Society as agent or            6,668       8,379
    trustee
  Liability for postretirement benefits             27,154      24,304
  Liability for employees' and fieldworkers'        18,389      10,622
    benefits
  Interest maintenance reserve                      68,374      56,895
  Asset valuation reserve                           78,583      89,567
  Other liabilities                                 11,526      13,072
  Separate account liabilities                      81,709      67,238
                                                -------------------------
Total liabilities                                5,818,106   5,374,919

Surplus                                            618,242     534,959
                                                -------------------------
Total liabilities and surplus                   $6,436,348  $5,909,878
                                                =========================

See accompanying notes.



                                    [Page 4]
0308-0454937

              Woodmen of the World Life Insurance Society and/or
                      Omaha Woodmen Life Insurance Society

                   Statutory-Basis Statements of Operations
                             (Dollars in Thousands)

                                              YEAR ENDED DECEMBER 31
                                             2003      2002      2001
                                          --------------------------------
Income:
  Premiums and other considerations:

   Life and annuities                     $  695,099 $ 713,887 $521,543
   Other                                       6,930     7,711    9,135
  Investment income, net of investment
    expenses: 2003 - $25,360; 2002 -
    $25,827;
    2001 - $24,921                           389,805   357,028  335,959
  Amortization of interest maintenance
    reserve                                    7,822     6,402    5,246
  Commissions on reinsurance ceded and
    other income                                 820       847      749
                                          --------------------------------
Total income                               1,100,476 1,085,875  872,632

Benefits and expenses:
  Benefits:
   Life                                      126,886   113,234  106,175
   Annuity                                   106,737    96,730  101,089
   Surrender                                  90,345    86,746   90,531
   Other                                      35,657    37,299   38,162
  Increase in aggregate reserves for
    certificates and contracts and other
    certificateholders' funds                392,907   413,562  212,391
  Commissions                                 60,811    60,817   46,219
  General insurance and fraternal
    expenses                                 107,238    96,796   92,013
  Insurance, taxes, licenses and fees          6,436     6,228    5,457
  Other, net                                  10,018     7,632    7,194
                                          --------------------------------
Total benefits and expenses                  937,035   919,044  699,231
                                          --------------------------------

Net gain from operations before refunds
  to members and net realized capital
  gains (losses)                             163,441   166,831  173,401
Refunds to members                           125,836   135,764  134,699
                                          --------------------------------
Net gain from operations before net           37,605    31,067   38,702
  realized capital gains (losses)

Net realized capital gains (losses)            4,980   (20,092)  15,504
                                          --------------------------------
Net income                                  $ 42,585  $ 10,975  $54,206
                                          ================================

See accompanying notes.


                                    [Page 5]
0308-0454937

              Woodmen of the World Life Insurance Society and/or
                      Omaha Woodmen Life Insurance Society

                      Statutory-Basis Statements of Surplus
                             (Dollars in Thousands)

                                              YEAR ENDED DECEMBER 31
                                             2003      2002      2001
                                          --------------------------------

Balance at beginning of year               $534,959  $549,744  $583,393
Net income from operations                   42,585    10,975    54,206
Change in net unrealized capital gains or
  losses                                     37,729   (32,710)  (67,119)
Change in asset valuation reserve            10,984     4,736    (6,514)
Change in nonadmitted assets                 (3,558)    2,214    (1,072)
Cumulative effect of changes in
  accounting principles (Note 2)                  -         -   (13,150)
Minimum pension liability                    (4,457)        -         -
                                          --------------------------------
                                          --------------------------------
Total surplus at end of year               $618,242  $534,959  $549,744
                                          ================================

See accompanying notes.

                                    [Page 6]
0308-0454937

              Woodmen of the World Life Insurance Society and/or
                      Omaha Woodmen Life Insurance Society

                   Statutory-Basis Statements of Cash Flow
                             (Dollars in Thousands)

                                              YEAR ENDED DECEMBER 31
                                             2003      2002      2001
                                          --------------------------------
OPERATING ACTIVITIES
Premium and annuity considerations        $695,074  $ 713,943 $   521,840
Investment income, net                     390,068    376,608   362,564
Other income                                 7,748      8,565     9,871
                                          --------------------------------
Total cash provided by operations         1,092,890 1,099,116   894,275

Benefits paid                             (367,850)  (339,464) (341,065)
Net transfers to separate accounts          (1,793)         -         -
Commissions and other expenses paid       (173,520)  (162,924) (154,899)
Refunds paid to members                   (133,279)  (137,361) (139,125)
                                          --------------------------------
Total cash used in operations             (676,442)  (639,749) (635,089)
                                          --------------------------------
Net cash provided by operating activities  416,448    459,367   259,186

INVESTING ACTIVITIES
Proceeds from investments sold or matured:
  Bonds                                    755,417    521,369   601,277
  Stocks                                    21,445     55,115    53,706
  Mortgage loans                           249,971    201,503   178,845
  Real estate                                1,769      4,784    13,714
  Other invested assets                      2,158        700     8,499
  Miscellaneous proceeds                         -          -        15
                                          --------------------------------
Total investment proceeds                 1,030,760   783,471   856,056

Cash applied, cost of investments acquired:
  Bonds                                   (1,153,874)(969,103) (863,992)
  Stocks                                   (41,694)   (27,743)  (44,624)
  Mortgage loans                          (225,382)  (207,196) (142,868)
  Real estate                              (15,496)    (6,638)   (4,503)
  Other invested assets                    (13,776)    (3,893)  (10,291)
  Miscellaneous applications                (5,051)    (3,708)   (4,144)
                                          --------------------------------
Total investment applications             (1,455,273(1,218,281(1,070,422)

Net increase in certificate loans           (3,345)    (2,369)   (2,705)
                                          --------------------------------
Net cash used in investing activities     (427,858)  (437,179) (217,071)

Other cash provided by (used in)
  financing activities and miscellaneous
  sources                                   32,145     11,467   (13,908)
                                          --------------------------------
Net increase in cash and short-term         20,735     33,655    28,207
  investments

Cash and short-term investments at
  beginning of year                        125,746     92,091    63,884
                                          --------------------------------
Cash and short-term investments at        $146,481  $ 125,746 $   92,091
  end of year                             ================================


See accompanying notes.


                                   [Page 7]
0308-0454937

              Woodmen of the World Life Insurance Society and/or
                      Omaha Woodmen Life Insurance Society

                Notes to Statutory-Basis Financial Statements
                             (Dollars in Thousands)

                                December 31, 2003

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society (the Society) is a nonprofit fraternal benefit society incorporated in the State of Nebraska, exempt from tax under IRC Section 501(c)(8). The Society does business using the name "Omaha Woodmen Life Insurance Society" in the following states: California, Colorado, Idaho, Montana, Nevada, Oregon, Utah, Washington, and Wyoming. In all other states, the Society is known as Woodmen of the World Life Insurance Society.

The Society operates in the individual insurance market, with emphasis on life and annuity products. The vast majority of the Society's premiums are in the family market, resulting in a relatively small average size certificate issued and in force. The Society markets its products through a captive field force and is licensed in all 50 states and the District of Columbia.

WFS Holdings, Inc., a wholly-owned subsidiary of the Society, operates as a holding company for subsidiary entities of the Society. Subsidiary entities include Woodmen Financial Services, Inc., Woodmen Insurance Agency, Inc., and Woodmen Mortgage Services, Inc.

Woodmen Financial Services, Inc., a wholly-owned subsidiary of WFS Holdings, Inc., began operating as an introducing broker-dealer on July 1, 2002 to engage in the sale of non-proprietary mutual funds and variable products (began July 1, 2003) offered by the Society to its members.

Woodmen Insurance Agency, Inc., a wholly-owned subsidiary of WFS Holdings, Inc., is an insurance agency offering insurance products not offered by the Society. Woodmen Mortgage Services, Inc., a wholly owned subsidiary of WFS Holdings, Inc., is a mortgage lending entity offering mortgage loans to the general public and Woodmen of the World membership.




                                    [Page 8]
0308-0454937

BASIS OF PRESENTATION

The Society's financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska (statutory accounting practices), which practices differ in some respects from accounting principles generally accepted in the United States
(GAAP).

The more significant differences between statutory accounting practices and GAAP are as follows:

Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on their National Association of Insurance Commissioners' (NAIC) rating for statutory purposes. For GAAP purposes, such investments in fixed maturities are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments in fixed maturities are reported at amortized cost. The remaining investments in fixed maturities are reported at fair value with the unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of surplus for those designated as available-for-sale.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. For GAAP purposes, all securities, purchased or retained, that represent beneficial interest in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS, and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the discounted fair value. If high credit quality securities are adjusted, the retrospective method is used.


                                    [Page 9]
0308-0454937

For statutory purposes, valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, valuation allowances would be established when the Society determines it is probable that it will be unable to collect all amounts (both principal and interest) due according to the contractual terms of the loan agreement. Such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on estimated fair value of the underlying real estate. The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to surplus for statutory purposes, rather than being included as a component of operations as would be required by GAAP.

Investment and foreclosed real estate are carried at the lower of cost or market and are reported net of related obligations for statutory purposes rather than at cost less accumulated depreciation under GAAP. Investment income and operating expenses include rent for the Society's occupancy of those properties for statutory purposes.

Under a formula determined by the NAIC, the Society defers in the Interest Maintenance Reserve (IMR) the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity. Realized capital gains and losses are reported in operations net of transfers to the IMR for statutory purposes rather than reported in the statements of operations in the period that the asset giving rise to the gain or loss is sold under GAAP.

The Asset Valuation Reserve (AVR) provides a valuation allowance for invested assets. The AVR is determined by NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

The accounts and operations of the Society's subsidiaries are not consolidated with the accounts and operations of the Society and the Society's share of undistributed earnings and losses of these subsidiaries is included in unrealized gains and losses, whereas consolidation is required under GAAP.



                                    [Page 10]
0308-0454937

The costs of acquiring and renewing business are charged to current operations as incurred for statutory purposes rather than deferred and amortized over the premium-paying period or in proportion to the present value of expected gross profit margins for GAAP purposes.

Certain assets designated as "nonadmitted" are excluded from the accompanying statutory-basis balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet.

Certificate reserves on traditional life insurance products are based on statutory mortality rates and interest which may differ from reserves based on reasonable assumptions of expected mortality, interest and withdrawals used for GAAP purposes, which include a provision for possible unfavorable deviation from such assumptions.

Certificate reserves on certain investment products use discounting methodologies based on statutory interest rates rather than full account values under GAAP.

Expense allowances on reinsurance ceded are credited to income at the time the premium is ceded.

Reinsurance amounts are netted against the corresponding receivable or payable balances for statutory purposes rather than shown as gross amounts on the statements of financial position under GAAP.

Revenues for universal life-type policies and annuity policies with mortality or mortality risk consist of premiums received and benefits incurred represent the total death benefits paid and the change in policy reserves for statutory purposes. Under GAAP, revenues include only policy charges for the cost of insurance, certificate initiation and administration, surrender charges and other fees that have been assessed against certificate account values, and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.

Expenses for pension benefits and postretirement benefits other than pensions are recognized in accordance with the statutory method which does not accrue for the non-vested employees or future earnings considerations rather than including active participants not currently eligible and future earnings considerations for GAAP purposes.



                                    [Page 11]
0308-0454937

Refunds to members are recognized when declared for statutory purposes rather than over the term of the related policies under GAAP.

The effects of the foregoing variances from GAAP have not been determined, but are presumed to be material.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of the Society's statutory-basis financial statements and accompanying notes requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the statutory-basis financial statements and accompanying notes.

CASH AND SHORT-TERM INVESTMENTS

In connection with preparation of its statutory-basis statements of cash flow, the Society considers all highly liquid investments with a maturity of one year or less when purchased to be short-term investments.

INVESTMENTS

Securities are valued in accordance with methods prescribed by the NAIC. Bonds are stated principally at cost, adjusted for amortization of premiums and accretion of discounts, both computed using the interest method, and adjusted for other than temporary declines in fair value. For the loan-backed securities included in the bond portfolio, the Society uses the prospective adjustment method for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of these securities. Prepayment assumptions for publicly traded premium/ discount loan-backed securities were obtained from Bloomberg. Privately placed loan-backed securities do not require adjustments for prepayment risks due to provisions within the terms and conditions of the notes. For the equity tranche investment in a collateralized debt obligation included in other invested assets, the Society uses the prospective adjustment method for the effects of changes in prepayment and default assumptions. The prepayment and default assumptions are obtained from a third-party broker. The Society used valuations provided by the NAIC Securities Valuation Office


                                    [Page 12]
0308-0454937
or, as per valuation instructions, provided by them. Common stocks are reported at market for unaffiliated companies and adjusted for other than temporary declines in fair value. For the Society's noninsurance subsidiary, the common stock is carried at the statutory equity in admitted net assets.

Mortgage loans are stated at the unpaid principal balance less any unearned discount. The Society records impaired loans at the present value of expected future cash flows discounted at the loan's effective interest rate, or as an expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

Real estate occupied by the Society and real estate held for the production of income are reported at depreciated cost, net of encumbrances. Investment real estate that the Society has the intent to sell is reported at the lower of depreciated cost or fair value, net of encumbrances. Depreciation is calculated on both a straight-line basis and an accelerated basis over the estimated useful lives of the properties.

Certificate loans are stated at unpaid principal balances.

During 2003, 2002, and 2001, the Society sold participations in certain mortgage loans for consideration of approximately $66.9 million, $84.9 million, and $52.6 million, respectively, resulting in gains of approximately $6.3 million, $3.9 million, and $1.9 million. The gains were credited to the statutory statements of operations and are carried as an other invested asset on the statutory statements of admitted assets, liabilities, and surplus. This asset represents the discounted cash flow value of the difference in the participation interest rate and the underlying interest rate on the mortgage loans and will be amortized over the life of the participation agreement.

Net realized capital gains and losses on investments are determined using the specific identification basis.

The AVR provides a reserve for losses from investments in bonds, preferred and common stocks, mortgage loans, real estate and other invested assets, with related increases or decreases being recorded directly to surplus. Unrealized capital gains and losses on investments, including changes in mortgage and security reserves, are recorded directly


                                    [Page 13]
0308-0454937
in surplus. Comparable adjustments are also made to the AVR. Declines in value deemed to be other than temporary are charged to the statutory-basis statement of operations as realized losses.

The IMR primarily defers certain interest-related gains and losses on sales of fixed income securities which are amortized into net investment income over the estimated remaining lives of the investments sold.

DERIVATIVES

The Society may take positions from time to time in certain derivative instruments to manage the impact of changes in interest rates, the change in equity market values, or equity indexes on certain certificate liabilities. Financial instruments used for such purposes include S&P 500 European call options and covered equity call options. As of December 31, 2003 and 2002, the Society has not entered into any interest rate hedging instruments. The Society's use of derivatives is further described in Note 4.

Derivative instruments are valued consistently with the accounting treatment of the underlying security. Over-the-counter S&P 500 European call options are carried at market value, based upon binomial calculations that are compared to valuations received from brokers for reasonableness. The liability for short positions in covered equity calls sold for the production of income is carried at market value based upon exchange values. Changes in market value of the options and the liability are recorded in the statutory-basis statements of operations.

The Society's risk of loss is typically limited to the fair value of its derivative instruments and not to the notional or contractual amounts of these derivatives. Risk arises from changes in the fair value of the underlying instruments. The Society is also exposed to credit losses in the event of nonperformance of the counterparties. This credit risk is minimized by purchasing such agreements from financial institutions with high credit ratings and by establishing and monitoring exposure limits.


                                    [Page 14]
0308-0454937

SECURITIES LENDING

In order to generate income and to offset expenses, the Society lends portfolio securities to registered broker-dealers or other eligible parties. Loans of securities may not exceed 20% of the Society's total admitted assets and are collateralized by cash and/or U.S. Government securities that are maintained at all times in an amount equal to at least 102% of the current market value of the loaned securities, including accrued interest. The trust department of a financial institution administers the Society's securities lending program. The administrator monitors the adequacy of the collateral daily and requires the borrower to provide additional collateral in the event the value of the collateral falls below 102% of the market value of the securities on loan. While such securities are on loan, the borrower will pay the Society any income accruing thereon, and the Society earns income on the collateral received, thus increasing its return. The Society has the right to call any such loan and obtain the securities loaned at any time as allowed by required notice provisions. The loaned securities remain the property of the Society and therefore continue to be carried and accounted for as invested assets. The Society has a revenue sharing agreement with the custodian bank for earnings generated by the lending program. Since the Society does not have general use of the collateral, the collateral is not reflected in the accompanying statutory statements of admitted assets, liabilities, and surplus.

At December 31, 2003 and 2002, the following securities were loaned to broker-dealers and other eligible parties:
                                                  2003         2002
                                             ----------------------------

  Common stock, at market value                 $148,485      $121,671
  Bonds, at cost                                 762,666       585,355
                                             ----------------------------
  Total                                         $911,151      $707,026
                                             ============================

RESERVES FOR INSURANCE, ANNUITY AND ACCIDENT AND HEALTH CERTIFICATES

Life, annuity, and accident and health disability benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed certificate cash values or the



                                    [Page 15]
0308-0454937
amounts required by the Insurance Department of the State of Nebraska. The Society waives deduction of deferred fractional premiums on the death of life and annuity certificate insureds and returns any portion of the final premium beyond the date of death. Surrender values on certificates do not exceed the corresponding benefit reserves. Substandard certificates are valued on the same basis as standard certificates. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or the net premiums exceed the gross premiums on any insurance in force.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies is equal to the guaranteed interest credited to these funds during the year.

The liability for unpaid accident and health claims is an estimate of the ultimate net cost of all reported and unreported losses not yet settled. This liability is estimated using actuarial analyses and case basis evaluations. Although considerable variability is inherent in such estimates, the Society believes that the liability for unpaid claims is adequate. These estimates are continually reviewed and, as adjustments to this liability become necessary, such adjustments are reflected in current operations.

Reserves for the Society's equity-indexed annuity product are calculated using the Market Value Reserve Method. Updated market values on the call options backing this product are used in the determination of reserves. The method used for determining the fair values of the call options used in calculating the aggregate reserve liability for the equity-indexed annuity product is the same method used in establishing the statement value of the call options on the asset side of the statutory statements of admitted assets, liabilities, and surplus.

REVENUE RECOGNITION AND RELATED EXPENSES

Life premiums are recognized as income over the premium paying period of the related certificates. Annuity considerations are recognized as revenue when received. Deposits on deposit-type contracts are entered directly as a liability when received. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Expenses incurred in connection with acquiring new insurance business, including acquisition costs such as commissions, are charged to operations as incurred.


                                    [Page 16]
0308-0454937

REINSURANCE

The Society reinsures certain risks related to a small portion of its life and accident and health insurance business. Reinsurance premiums, expenses and reserves related to reinsured business are accounted for on a basis consistent with that used for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other entities (2003 - $7,705; 2002 - $7,082; and 2001 - $6,212) are reported as a reduction of premium income and insurance reserves applicable to reinsurance ceded have also been reported as reductions of reserves (2003 - $16,268; 2002 - $13,194 and 2001 - $12,070). The Society is
contingently liable with respect to reinsurance ceded to other entities in the event the reinsurer is unable to meet the obligations that it has assumed.

SEPARATE ACCOUNTS

Separate Accounts represent funds related to the Society's Retirement Plan liabilities which are backed by common stock and the Woodmen Variable Annuity Account. As of December 31, 2003 and 2002, the market value of common stocks used to back Retirement Plan liabilities was $79,609 and $67,059, respectively. The remaining assets and liabilities in the Separate Accounts represent funds for an individual annuity product with a nonguaranteed return, and for which the certificateholder, rather than the Society, bears the investment risk. Separate Account assets, which consist of investments in mutual funds, are reported at market value. At December 31, 2003, the market value of these investments was $1,890. The statutory-basis statements of operations include the premiums, benefits and other items arising from operations of the Woodmen Variable Annuity Account. Revenues and expenses related to the Woodmen Variable Annuity Account, to the extent of benefits paid or provided to the Woodmen Variable Annuity Account certificateholders, are excluded from the amounts reported in the accompanying statements of operations. The assets and liabilities relating to the Separate Accounts have been shown as a separate line item on the statutory-basis statements of admitted assets, liabilities, and surplus.

FRATERNAL BENEFIT EXPENSES

Fraternal benefit expenses represent expenditures made primarily for membership activities.


                                    [Page 17]
0308-0454937

OTHER

Nonadmitted assets (principally certain investments, receivables and furniture and equipment) have been excluded from the statements of admitted assets, liabilities and surplus by a charge to surplus.

Refunds to be paid to certificateholders are determined annually by resolution of the Society's Board of Directors. The aggregate amount of certificate refunds is related to actual interest, mortality, morbidity, and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by the Society. Certificateholders may receive their refund in cash, apply the refund to the purchase of fully paid-up insurance, apply the refund as renewal premium, or leave the refund on deposit with the Society to accumulate interest. An estimated provision has been made for dividends expected to be paid in the following calendar year.

Other admitted assets are valued as prescribed by the Nebraska insurance laws.

RECLASSIFICATIONS

Certain amounts appearing in the Society's 2002 and 2001 statutory-basis financial statements have been reclassified to conform to the 2003 statutory-basis financial statement presentation.

2. ACCOUNTING CHANGES

The Society prepares its statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska. Effective January 1, 2001, the State of Nebraska required that insurance companies domiciled in the State of Nebraska prepare their statutory-basis financial statements in accordance with the revised NAIC Accounting Practices and Procedures Manual subject to any deviations prescribed or permitted by the State of Nebraska insurance commissioner.


                                    [Page 18]
0308-0454937

Accounting changes adopted to conform to the provisions of the revised NAIC Accounting Practices and Procedures Manual are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of surplus at the beginning of the year and the amount of surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the Society reported a change of accounting principle as an adjustment that decreased surplus by $13,150 as of January 1, 2001. This amount included an increase to the pension liability for vested employees and fieldworkers of $12,711 and an adjustment in the depreciable lives of electronic data processing equipment which was a decrease to surplus of $439.

3. INVESTMENTS

The amortized cost and estimated market value of bonds and common stocks as of December 31, 2003 and 2002 are as follows:

                                             GROSS       GROSS      ESTIMATED
                                AMORTIZED  UNREALIZED  UNREALIZED     MARKET
                                   COST      GAINS       LOSSES       VALUE
                                ---------------------------------------------
  DECEMBER 31, 2003
  Bonds:
   United States Government
     and agencies               $   158,18  $  8,774   $  (101)   $   166,856
   States and political
     subdivisions                  192,583    11,007    (2,035)       201,555
   Foreign Governments              23,200       331       (64)        23,467
   Corporate securities          3,262,546   281,804   (16,231)     3,528,119
   Mortgage- and asset-backed
     securities                    883,166    42,602   (11,872)       913,896
                                ---------------------------------------------
                                $4,519,678  $344,518  $(30,303)    $4,833,893
                                =============================================
  Common stocks:

   Affiliated                   $    3,513   $     -  $ (2,780)    $      733
   Unaffiliated                    123,422    71,644    (3,742)       191,324
                                ---------------------------------------------
                                $  126,935   $71,644  $ (6,522)    $  192,057
                                =============================================



                                    [Page 19]
0308-0454937

                                             GROSS       GROSS      ESTIMATED
                                AMORTIZED  UNREALIZED  UNREALIZED     MARKET
                                   COST      GAINS       LOSSES       VALUE
                                ---------------------------------------------
  DECEMBER 31, 2002
  Bonds:
   United States Government
     and agencies               $   90,794  $  9,966  $      -     $  100,760
   States and political
     subdivisions                 154,798     12,018         -        166,816
   Foreign Governments                200         16         -            216
   Corporate securities         3,077,701    285,471   (35,824)     3,327,348
   Mortgage- and asset-backed
     securities                   778,821     64,204    (1,573)       841,452
                                ---------------------------------------------
                                $4,102,314  $371,675  $(37,397)    $4,436,592
                                =============================================
  Common stocks:

   Affiliated                   $   1,610   $      -  $ (1,000)    $      610
   Unaffiliated                    95,716     43,949   (11,630)       128,035
                                ---------------------------------------------
                                $  97,326   $ 43,949  $(12,630)    $  128,645
                                =============================================

For bonds with unrealized losses as of December 31, 2003, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position are summarized as follows:


                                                       GREATER THAN OR
                          LESS THAN TWELVE             EQUAL TO TWELVE
                               MONTHS                      MONTHS
                     -------------------------- ---------------------------
                                                                                TOTAL         TOTAL
                       ESTIMATED      GROSS        ESTIMATED      GROSS       ESTIMATED       GROSS
                        MARKET      UNREALIZED      MARKET      UNREALIZED     MARKETS      UNREALIZED
                        VALUE         LOSSES        VALUE         LOSSES        VALUE         LOSSES
                     ------------ ------------- ------------- ------------- ------------- -------------
Bonds:

  United States
   Government and
   agencies            $ 19,085      $   101              -            -       $ 19,085      $   101

  States and
   political
   subdivisions          93,074        2,035              -            -         93,074        2,035

  Foreign
   Governments           13,936           64              -            -         13,936           64

  Corporate
   securities           356,070       14,260         33,864        1,971        389,934       16,231

  Mortgage-backed
   and asset-backed
   securities           319,555       11,872              -            -        319,555       11,872
                     ------------ ------------- ------------- ------------- ------------- -------------
   Total bonds         $801,720      $28,332        $33,864       $1,971       $835,584      $30,303
                     ============ ============= ============= ============= ============= =============



                                    [Page 20]
0308-0454937

Included in the above table are 83 securities from 47 issuers. Approximately 93.5% of the unrealized losses on fixed maturity securities are on securities that are rated investment grade. Investment grade securities are defined as those securities rated a "1" or "2" by the Securities Valuation Office of the National Association of Insurance Commissioners. Unrealized losses on investment grade securities principally related to changes in market interest rates or changes in credit spreads since the securities were acquired. The Society monitors the financial condition and operations of the securities rated below investment grade and of certain investment grade securities on which it have concerns regarding credit quality. In determining whether or not an unrealized loss is other than temporary, the Society review factors such as:

  o the interest rate environment;
  o sector-specific disdain;
  o industry-specific uncertainty;
  o miscommunicated company strategy, vision, objectives;
  o limited opportunities for the company, expected to result in a cash shortfall and an inability to repay the debt obligation;
  o intent and ability to hold the security.

The Society believes the issuers of the securities in an unrealized loss position will continue to make payments as scheduled, and it has the ability and intent to hold these securities until they recover in value or mature.

The amortized cost and estimated market value of bonds at December 31, 2003, by final contractual maturity, are shown below. Expected maturities will differ from final contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                    [Page 21]
0308-0454937

                                                              ESTIMATED
                                                 AMORTIZED     MARKET
                                                    COST       VALUE
                                                -------------------------

  Due in one year or less                       $   107,080 $   109,483
  Due one through five years                        977,663   1,067,690
  Due five through ten years                      1,906,172   2,065,761
  Due after ten years                               645,597     677,063
                                                -------------------------
                                                  3,636,512   3,919,997
  Mortgage-backed and other securities
    without a single maturity date                  883,166     913,896
                                                -------------------------
                                                 $4,519,678  $4,833,893
                                                =========================

Major categories of net investment income for the years ended December 31 are summarized as follows:

                                             2003      2002      2001
                                          --------------------------------
  Bonds                                    $285,961  $269,987  $249,583
  Common stocks (unaffiliated)                3,730     3,269     4,114
  Mortgage loans                             82,583    87,159    87,068
  Real estate                                27,673    26,574    28,052
  Certificate loans                          11,129    10,844    10,626
  Cash and short-term investments             1,463     2,040     2,534
  Other invested assets                         392       115     1,001
  Derivative instruments                        544   (18,832)  (23,933)
  Other                                       1,690     1,699     1,835
                                          --------------------------------
                                            415,165   382,855   360,880
  Less investment expenses                   25,360    25,827    24,921
                                          --------------------------------
                                           $389,805  $357,028  $335,959
                                          ================================

At December 31, 2003 and 2002, delinquent investment income due and accrued of $184 and $947, respectively, was nonadmitted from the accompanying statutory-basis statements of admitted assets, liabilities, and surplus.



                                    [Page 22]
0308-0454937

The major components of realized capital gains (losses) on investments reflected in operations and unrealized capital gains (losses) on investments reflected directly in surplus for the years ended December 31 are summarized as follows:

                                      REALIZED              CHANGE IN UNREALIZED
                            ---------------------------  -----------------------------
                             2003       2002     2001      2003     2002       2001
                            ---------------------------  -----------------------------
Bonds
  Common stocks
    (unaffiliated)          $10,893  $ (1,327)  $ 3,563  $4,658   $ (2,171)  $ (2,485)
  Common stocks
    (affiliated)
Mortgage loans                5,199     4,014     3,204        -         -          -
Real estate                    (249)      412      (259)    (487)      709      2,836
Certificate loans                 -         -         -     (249)      141        102
  Other invested assets        (952)      (77)        -        4         8         (7)
Derivate instruments             31        46       891        -       (11)       342
                            ---------------------------  -----------------------------
  Total capital gains
    (losses)                 12,074    32,710    24,281   26,386    37,729     67,119

  Transferred to
    interest maintenance
    reserve                  19,301     8,018    10,882        -         -          -
                            ---------------------------  -----------------------------
  Net capital gains
    (losses)                $ 4,980  $(20,092)  $15,504  $37,729  $(32,710)  $(67,119)
                            ===========================  =============================

Proceeds from sales and redemptions of bonds during 2003, 2002, and 2001 were $550,215; $434,618 and $443,881, respectively. Gross gains and gross losses realized from these transactions amounted to $13,358 and $(2,071) for 2003; $5,485 and $(6,411) for 2002; $7,483 and $(57) for 2001, respectively. Realized capital gains (losses) on bonds in 2003, 2002 and 2001 included the recognition of other-than-temporary impairments in value of $(396), $(347), and $(3,969), respectively. Realized capital losses on common stock in 2003 and 2002 included the recognition of other-than-temporary impairments of $(1,411) and $(40,468) respectively.

The corporate private placement bond portfolio is diversified by issuer and industry. At December 31, 2003 and 2002, 7% or $332,836 and 8% or $328,869,
respectively, of the Society's bond portfolio were invested in private placement bonds.

At December 31, 2003 and 2002, 99.8% and 99.2%, respectively, of the Society's bond portfolio is carried at amortized cost, with the remainder carried at the lower of amortized cost or fair market value.



                                    [Page 23]
0308-0454937

Commercial mortgage loans and corporate private placement bonds originated or acquired by the Society represent its primary areas of credit risk exposure. At December 31, 2003 and 2002, the commercial mortgage portfolio is diversified by geographic region and specific collateral property type as follows:

        GEOGRAPHIC DISTRIBUTION               PROPERTY-TYPE DISTRIBUTION
  ------------------------------------   -----------------------------------
                    DECEMBER 31                            DECEMBER 31
                 2003        2002                        2003       2002
              ------------------------              ------------------------

  Pacific     $  250,195 $  229,364      Office      $  349,230  $  354,684
  South          235,597    202,306      Retail         309,425     385,136
    Atlantic
  North          188,087    210,165      Industrial     308,624     273,171
    Central
  South          172,063    182,847      Other          136,632     110,365
    Central
                                                    ------------------------
  Mid Atlantic   144,011    160,032      Total       $1,103,911  $1,123,356
                                                    ========================
  Mountain        75,878    100,642
  Other           38,080     38,000
              ------------------------
  Total       $1,103,911 $1,123,356
              ========================

During 2003, the respective maximum and minimum lending rates for mortgage loans were 7.99% and 5.25%. At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. At December 31, 2003 and 2002, the Society held restructured mortgages aggregating $-0- and $378, respectively. During 2003, the Society did not reduce interest rates on any outstanding loans. The Society had no mortgages with interest 180 days or more past due during 2003 and 2002. There were no taxes, assessments, or other amounts advanced on mortgage loans during 2003 and 2002. At December 31, 2003, the Society held an impaired loan of $2,580 that had a carrying amount before the impairment of $3,945 and recognized a realized loss of $1,365 in 2003. The average recorded investment in impaired loans is $2,580 at December 31, 2003. The Society recognized interest income on a cash basis of $292 during the period the loan was impaired for the year ended December 31, 2003. None of the Society's loans were impaired during 2002. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.



                                    [Page 24]
0308-0454937

Net investment income for each of the years ended December 31, 2003, 2002 and 2001, included rental income of $2,264 for the Society's occupancy of that space. Rental income from other tenants and operating expenses of the buildings are also included in net investment income. These assets are being depreciated using the straight-line method over their estimated useful lives that range from
31.5 to 60 years. Improvements to property occupied by the Society are depreciated over a period equal to the lesser of the remaining useful life of the property, the useful life of the improvement or 10 years. Depreciation expense on home office real estate for the years ended December 31, 2003, 2002 and 2001, was $1,894, $1,880 and $2,005, respectively.

The Society has other real estate consisting of land and buildings acquired by purchase or through foreclosure on mortgage loans. This real estate is segregated by property held for the production of income and held for sale. Net investment income on properties held for the production of income for the years ended December 31, 2003, 2002 and 2001, included rental income of $20,223, $17,450 and $17,910, respectively, and operating expenses of $9,963, $9,440 and $9,903, respectively. Net investment income on properties held for sale for the years ended December 31, 2003, 2002 and 2001, included rental income of $110, $2,166 and $3,263, respectively, and operating expenses of $6, $1,504 and $1,621, respectively, on these properties. The carrying amount of real estate under leased fee arrangements is being amortized using the straight-line method over the corresponding lease terms that range from 20 to 30 years. The remaining other real estate properties are being depreciated using the straight-line method over their estimated useful lives that range from 10 to 50 years. Depreciation expense on properties held for the production of income was $4,564, $3,835 and $3,516 in 2003, 2002 and 2001, respectively.

During 2003, the Society impaired one real estate property by $140, which was based on a purchase offer. The Society sold the property during the year for cash proceeds of $892 and recognized a realized gain of $14.

The Society had impairment losses on three real estate properties in 2002. The first property is a medical office building that is held for the production of income. Based on a cash flow analysis, the property's book value was reduced by $211 to a book value of $1,019. The book value of the second property which is held for sale was reduced by $220 to its estimated fair value of $347. The estimated fair value was made by a real estate broker based on the current lease purchase price option. The book value of the third


                                    [Page 25]
0308-0454937
property, also held for sale, was reduced by $1,421 to its estimated fair value of $2,837 based on a cash flow analysis. During 2001, the Society recognized an impairment loss on two real estate properties held for the production of income. The first property is a hotel that is located in an area with a saturated hotel market, which resulted in net losses during 2001 and several previous years. The Society wrote down the book value of the property by approximately $1,200 to a balance of approximately $1,500. The fair value was determined using estimates made by real estate brokers. The second property is commercial retail property that continues to have vacant lease space. The Society wrote down the book value of the property by approximately $1,000 to a balance of approximately $5,600. The fair value was determined through the use of cash flow analysis. The impairment loss recognized on these properties is reflected in the net realized capital gains caption on the statutory-basis statement of operations.

4. DERIVATIVES

S&P 500 EUROPEAN CALL OPTIONS

The Society acquires over-the-counter S&P 500 European call options with initial terms of seven years to meet the market-produced crediting liability above the minimum guarantee on the Society's equity-indexed annuity line of business. The terminal value of the options at expiration is approximately equal to the market-produced crediting liability on the respective equity-indexed annuity block of business given expected surrenders. A termination of the options with the counter-party may result in a market price reflecting significant reduction in value. Given expected surrenders and a long-term positive market growth, management anticipates that losses will be minimal. These instruments are illiquid.

The call options expose the Society to counter-party credit risk, which is mitigated by minimum capital requirements, credit ratings, and net exposure limits above posted collateral. The total credit exposure for S&P 500 European call options is represented by he market value of the options less the market value of acceptable collateral. At December 31, 2003 and 2002, the Society's total credit exposure, after posting of collateral by the counterparties for amounts above a net exposure limit, was approximately $6,118 and $4,600, respectively.



                                    [Page 26]
0308-0454937

At December 31, 2003 and 2002, the Society had acquired call options with a notional amount of approximately $172,034 and $167,359, respectively. The notional amount of the option is determined by multiplying current block premium by a factor approximating the current participation rate.

The call options were acquired at a cost of approximately $57,104 and $56,129, and are reflected on the accompanying statutory statements of admitted assets, liabilities, and surplus at their estimated fair value of approximately $6,118 and $4,600 at December 31, 2003 and 2002, respectively. The change in the unrealized gains or losses on the call options is reflected as a component of investment income in the accompanying statutory statements of operations.

COVERED EQUITY CALL OPTIONS

Periodically, the Society enters into covered equity call options for purposes of income generation when the market value of certain Society equity holdings are deemed to be over-valued. Covered equity call options are sold in lieu of a direct sale of the security. At December 31, 2003 and 2002, the Society had no covered equity call options outstanding. On disposition, gains and losses are recognized immediately, with gains and losses on exercise combined with the gains and losses on the covering asset. During 2003, 2002 and 2001, the Society recognized gains on the termination of covered equity call options of approximately $30, $46 and $891, respectively.

5. RELATED-PARTY TRANSACTIONS

The Society paid for all initial costs including payroll, equipment, office space, and supplies of WFS Holdings, Inc. and Woodmen Financial Services, Inc. until July 1, 2002. These costs were included in the general expenses of the Society. Effective July 1, 2002, the Society entered into separate servicing agreements with WFS Holdings, Inc., Woodmen Financial Services, Inc., Woodmen Insurance Agency, Inc. and Woodmen Mortgage Services, Inc. whereby these affiliates will reimburse the Society for direct and allocated indirect costs. Total costs reimbursed by the affiliates were $1,960 and $871 during 2003 and 2002, respectively.



                                    [Page 27]
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


5. RELATED-PARTY TRANSACTIONS (CONTINUED)

The Society has entered into mortgage loan agreements with fraternal youth camps and lodges. These loans are secured by a first lien on the related land and buildings, bear interest at 6% and were $11,010 and $11,298 as of December 31, 2003 and 2002, respectively.

6. EMPLOYEE BENEFIT PLANS

PENSION PLANS

The Society has a noncontributory qualified defined benefit pension plan covering employees and fieldworkers meeting certain minimum eligibility requirements. Under the pension plan, retirement benefits are primarily a function of the number of years of service and the level of compensation.

The Society has a supplemental retirement plan for those pension plan participants whose benefits calculated under the retirement plan formulas exceed ERISA limitations and for non-employee members of the Board of Directors. This supplemental retirement plan makes up for any shortfall caused by the limitations and functions in the same manner as the retirement plan.

The qualified and supplemental retirement plans are each funded via fixed and variable group deposit fund contracts issued by the Society and are included in the liability for deposit-type contracts on the statutory-basis statements of admitted assets, liabilities and surplus. As of December 31, 2003 and 2002, respectively, the fixed account totaled $219,019 and $199,428, and the variable account totaled $79,818 and $67,238. As of December 31, 2003 and 2002, the Society accrued liabilities in accordance with actuarially determined amounts.

Two different actuarial cost methods are used to develop the pension plan costs for employees and for fieldworkers because of the distinctly different benefit structures for those two groups. The employees' benefits are developed using a final average salary formula, while the fieldworkers' benefits are developed using a career average formula.


                                    [Page 28]
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6. EMPLOYEE BENEFIT PLANS (CONTINUED)

POSTRETIREMENT BENEFIT PLAN

The Society sponsors nonpension postretirement health and life plans. Substantially all employees and fieldworkers may become eligible if they reach retirement age while employed with the Society. Life insurance benefits are generally set at a fixed amount, while retirees are offered a preferred provider arrangement for their health care coverage. Under the NAIC formal policy for statutory accounting for employers providing postretirement benefits other than pensions, which the Society has adopted, the estimated cost of postretirement benefits must be accrued at the date the Society's employees and fieldworkers become eligible to retire.

The health plan is contributory, with participants' contributions adjusted annually; the life insurance plans include both contributory and noncontributory components. The accounting for the health plan anticipates future cost-sharing changes, including increases in premiums, deductibles, and individual stop-loss levels, so as to keep pace, on average, with increases in the health care cost trend rate.

The Society uses a December 31 measurement date for its pension plans and other postretirement benefit plans.

A summary of assets, obligations, and assumptions of the Pension and Other Postretirement Benefit Plans are as follows:

                                                  OTHER POSTRETIREMENT
                            PENSION BENEFITS            BENEFITS
                        -------------------------------------------------
                              DECEMBER 31             DECEMBER 31
                            2003        2002        2003        2002
                        -------------------------------------------------
  CHANGE IN BENEFIT
    OBLIGATION
  Benefit obligation at
    beginning of year     $297,459    $271,333    $31,408    $ 31,150
  Neighbors of
    Woodcraft obligation         -       1,030          -           -
  Service cost              10,025       8,484      1,966       2,871
  Interest cost             21,723      19,322      1,956       1,868
  Contribution by plan
    participants                 -           -         86          80
  Actuarial loss            24,635       8,383         40       3,586
  Benefits paid            (12,387)    (11,632)    (1,462)     (1,329)
  Plan Amendments                -         539          -      (6,818)
                        -------------------------------------------------
  Benefit obligation at
    end of year           $341,455    $297,459    $33,994    $ 31,408
                        =================================================


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6. EMPLOYEE BENEFIT PLANS (CONTINUED)

                                                   OTHER POSTRETIREMENT
                            PENSION BENEFITS            BENEFITS
                        -------------------------------------------------
                              DECEMBER 31             DECEMBER 31
                            2003        2002        2003        2002
                        -------------------------------------------------
  CHANGE IN PLAN ASSETS
  Fair value of plan
    assets at beginning
    of year               $266,666    $267,174  $       -   $       -
  Neighbors of
    Woodcraft assets             -         907          -           -
  Actual return on plan
    assets                  29,884       3,727          -           -
  Employer contributions    14,674       6,490      1,376       1,249
  Contribution by plan
    participants                 -           -         86          80
  Benefits paid            (12,387)    (11,632)    (1,462)     (1,329)
                        -------------------------------------------------
  Fair value of plan      $298,837    $266,666  $       -$          -
    assets at end of
    year
                        =================================================

  FUNDED STATUS
  Benefit obligations
    in excess of assets  $  42,618  $   30,793    $33,994   $  31,408
  Unamortized prior
    service cost              (466)       (502)     5,579       6,199
  Unrecognized net
    actuarial loss         (45,557)    (30,299)   (12,419)    (13,303)
                        -------------------------------------------------
  (Prepaid assets) or
    accrued liabilities $   (3,405) $       (8)   $27,154   $  24,304
                        =================================================

  BENEFIT OBLIGATION
    FOR NON-VESTED
    EMPLOYEES           $    3,223  $    5,332    $38,493   $  35,460
                        =================================================

  WEIGHTED-AVERAGE
    ASSUMPTIONS USED TO
    DETERMINE BENEFIT
    OBLIGATIONS AT
    DECEMBER 31
  Discount rate              6.25%       6.75%       6.25%       6.75%
  Rate of compensation
    increase                 5.25%       6.00%        N/A         N/A



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


6. EMPLOYEE BENEFIT PLANS (CONTINUED)

                                                 OTHER POST-RETIREMENT
                          PENSION BENEFITS              BENEFITS
                        2003    2002     2001     2003    2003    2001
                      ---------------------------------------------------
  WEIGHTED-AVERAGE
    ASSUMPTIONS USED
    TO DETERMINE NET
    PERIODIC BENEFIT
    COST FOR YEARS
    ENDED DECEMBER 31
  Discount rate         6.75%    7.25%    8.00%   6.75%    7.25%   8.00%
  Expected long-term
    rate of return on
    plan assets         7.50%    7.50%    8.00%   7.50%    7.50%   8.00%

The accumulated benefit obligation for all defined benefit plans was $301,263 and $259,669 at December 31, 2003 and 2002. A minimum pension liability is required when the actuarial present value of accumulated benefits exceeds plan assets and accrued pension liabilities. The minimum liability adjustment, less allowable intangible assets is reported as a surplus adjustment. The accumulated benefit obligation for the Society's qualified defined benefit plan of $289,892 exceeded the fair value of the assets of $283,419 at December 31, 2003. Accordingly, at December 31, 2003, an additional minimum pension liability was established for $6,473. The intangible asset related to the minimum pension liability in the amount of $2,016 at December 31, 2003, was nonadmitted. There was no minimum liability adjustment at December 31, 2002.

                                                 OTHER POST-RETIREMENT
                          PENSION BENEFITS              BENEFITS
                        2003    2002     2001     2003    2003    2001
                      ---------------------------------------------------
  COMPONENTS OF NET
    PERIODIC BENEFIT
    COST
  Service cost        $10,025 $  8,484 $  8,156  $1,966  $2,871  $2,815
  Interest cost        21,723   19,322   18,163   1,956   1,868   1,986
  Expected return on
    plan assets       (20,646) (21,409) (20,503)      -       -       -
  Prior service cost
    recognized             36       36        -    (620)   (620)      -
  Amortization of
    transition
    (asset) obligation      -        -   12,711       -       -       -
Recognized gains
    and losses            139        -        -     924     532     496
                      ---------------------------------------------------
  Net periodic
    benefit cost      $11,277 $  6,433 $ 18,527  $4,226  $4,651  $5,297
                      ===================================================


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6. EMPLOYEE BENEFIT PLANS (CONTINUED)

For measurement purposes of the other postretirement benefits, a 9.5% and 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and 2002, respectively. The rate was assumed to decrease gradually to 5% for 2012 and remain at that level thereafter.

A one-percentage-point change in assumed health care cost trend rates would have the following effects (in thousands):

                                                1-PERCENTAGE-   1-PERCENTAGE-
                                               POINT INCREASE  POINT DECREASE
                                               ------------------------------

  Effect on total of service and
    interest cost components                      $   513         $   (427)
  Effect on accumulated postretirement
    benefit obligation                             $3,751          $(3,189)

Effective July 1, 2001, the Society merged with Neighbors of Woodcraft. Neighbors of Woodcraft had a noncontributory qualified defined benefit pension plan, with benefits based on years of service and career average earnings. This plan was frozen as of the merger date. As of January 1, 2002, the present value of accrued benefits based on a discount rate of 7.25% was $1,030. The fair value of plan assets was $907 as of January 1, 2002. Effective December 31, 2002, the Society effectuated the merger of its pension plan with that of Neighbors of Woodcraft and the assets previously held in a trust were in process of being transferred. The disclosures for 2003 and 2002 in the comparative table above include amounts for the combined plans.

The change in benefit obligation from plan amendments for the 2002 pension disclosure was a change in 2002 IRS qualified plan limits. The change in benefit obligation from plan amendments for the 2002 post retirement benefit obligation was a change in plan benefits and cost sharing structure related to retiree health benefits.



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6. EMPLOYEE BENEFIT PLANS (CONTINUED)

PENSION PLAN ASSETS

Pension plan assets primarily invested in investment grade securities and large cap common stocks. The pension plan is weighted-average asset allocations at December 31, 2003 and 2002 by asset category are as follows:

                                                PLAN ASSETS AT DECEMBER 31
            ASSET CATEGORY                          2003         2002
                                                --------------------------
  Equity - Variable Group Deposit Contract          26.7%        25.2%
  Fixed income - Fixed Group Deposit Contract       73.3         74.8
                                                --------------------------
                                                   100.0%       100.0%
                                                ==========================

The Society's long range asset allocation model is 25-50% equities and 50-75% fixed income.

At December 31, 2003, the Society utilized an expected long-term return of 7.5% on pension fund assets. This return is predicated on the fact that, historically over long periods of time, widely traded large-cap equity securities have provided a return of approximately 10%, while fixed income securities have provided a return of approximately 6%. The Society's long range asset allocation model of 37.5% equities and 62.5% fixed income would indicate that the long-term expected return would be approximately 7.5% if the investments were made in the broad indexes. While these assets will be professionally managed, such that the Society may expect to earn a premium on these returns, the Society is not including such an adjustment in its assumption. The Society believes that this assumption is on the conservative end with respect to those currently being utilized by defined benefit plans.

The Society expects to contribute $14.7 million to its pension plans and $4.2 million to its other postretirement benefit plan in 2004. The Society's policy has been to contribute funds to the plan in amounts required to maintain sufficient plan assets to provide for accrued benefits. In applying this general policy, the Society considers, among other factors, the recommendations of its independent consulting actuaries, the requirements of federal pension law, the SSAP 89 expense for the year in question, and the limitations on deductibility imposed by federal income tax law.


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6. EMPLOYEE BENEFIT PLANS (CONTINUED)

On December 8, 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health benefits. The benefit obligations and net periodic postretirement benefit costs do not reflect the effects to the Act on the retiree medical. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Society to change previously reported information. The Society believes its plan would be actuarially equivalent to the new Medicare Part D prescription drug plan and thus would be eligible for the federal subsidy. However, it is anticipated that the plan would need to be amended to clarify how the plan would operate with respect to the new legislation. The Act will be reflected once the plan is amended or finalized guidance on accounting for the impact of the Act.

DEFERRED COMPENSATION AGREEMENTS

The Society has deferred compensation agreements with the key management employees of the Society. The liabilities under these agreements are being accrued over the employees' periods of participation. The liabilities for 2003 and 2002 were $8,666 and $7,902, respectively, and are included in other liabilities in the statutory statements of admitted assets, liabilities, and surplus. Interest credited to participant accounts in 2003, 2002 and 2001 was $554, $511 and $490, respectively.

401(K) DEFINED CONTRIBUTION PLAN

The Society sponsors a 401(k) defined contribution plan for all qualifying fieldworkers and employees, other than officers and directors. The Plan was amended January 1, 2003 to include officers. Participants may contribute up to 15% of their annual earnings, subject to certain limitations, as pretax, salary deferral contributions. The plan is completely funded by elective contributions made by the participants.


                                    [Page 34]
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


6. EMPLOYEE BENEFIT PLANS (CONTINUED)

DISCOUNTED EMPLOYEE SECURITY OPTION PLAN

The Society sponsors a discounted employee security option plan (DESOP) for directors and officers of the Society. New option grants under this program ceased effective May 1, 2002 due to changes in IRS regulations. The DESOP is a nonqualified plan whereby participants, prior to May 1, 2002, elected to accept discounted stock options in lieu of cash compensation. Any portion of regular compensation and/or any portion of incentive compensation could be relinquished for options. Options were granted quarterly and may be exercised six months following the grant date. The exercise price is 25% of the value of the options on the grant date. Options expire 15 years after the date of grant. The liabilities for relinquished compensation are maintained for unexercised options over the participants' periods of participation. At December 31, 2003 and 2002, mutual funds with a fair value of $4,514 and $4,106 (actual cost $5,171 and $5,715) were included in the Society's common stock portfolio, and liabilities related to the DESOP totaled $3,251 and $2,720, respectively. Earnings or losses on, and changes in net unrealized capital gains or losses on, the mutual funds are being reflected by the Society as a component of total benefits and expenses in the accompanying statutory statements of operations and were $952, $(1,055) and $(451), respectively, during 2003, 2002 and 2001.

OTHER BENEFITS

As a result of the Society administering its own group life and short-term disability plans, the Society recognized premium income of $1,030, $895 and $854 during 2003, 2002 and 2001, respectively, which is included in the statutory statements of operations.

7. SURPLUS AND DIVIDENDS

The Society is required to maintain minimum surplus levels established by the Insurance Department of the State of Nebraska. The Society is also subject to risk-based capital (RBC) requirements promulgated by the NAIC and adopted by the Insurance Department of the State of Nebraska. The RBC standards establish uniform minimum capital requirements for insurance companies. The RBC formula applies various weighting factors to financial balances or various levels of activities based on the perceived degree of risk. As of December 31, 2003, the Society's surplus exceeded the minimum levels required by the Insurance Department of the State of Nebraska and RBC standards.


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8. ANNUITY RESERVES AND DEPOSIT FUND LIABILITIES

At December 31, 2003, the Society's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

                                                   AMOUNT      PERCENT
                                                -------------------------
  Subject to discretionary withdrawal:

   With market value adjustment                 $         -        -%
   At book value less current surrender
     charge of 5% or more                           335,658       15
   At market value                                    1,786        -
                                                -------------------------
   Total with adjustment or at market value         337,444       15
   Subject to discretionary withdrawal
     (without adjustment) at book value
     with minimal or no charge or
     adjustment                                   1,448,361       67
  Not subject to discretionary withdrawal           387,739       18
                                                -------------------------
  Total annuity reserves and deposit fund         2,173,544      100%
    liabilities - before reinsurance                          ===========

  Less reinsurance ceded                                  -
                                                ------------
  Net annuity reserves and deposit fund          $2,173,544
    liabilities                                 ============


9. SEPARATE ACCOUNTS

Information regarding the separate accounts of the Society as of and for the year ended December 31, 2003 is as follows:

  Premiums, deposits and other considerations for the year     $  2,088
    ended December 31, 2003                                   ===========

  Reserves at December 31, 2003 For accounts with assets at:
   Market value                                                 $81,604
   Amortized cost                                                     -
                                                              -----------
  Total                                                         $81,604
                                                              ===========



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9. SEPARATE ACCOUNTS (CONTINUED)

  Reserves for separate accounts by withdrawal characteristics:
   Subject to discretionary withdrawal:
     With market value adjustment                           $         -
     At book value without market value adjustment
      and with current surrender charge of 5% or
      more                                                           -
     At market value                                             1,786
     At book value without market value adjustment
      and with current surrender charge of less
      than 5%                                                        -
                                                            -------------
   Subtotal                                                      1,786
   Not subject to discretionary withdrawal                      79,818
                                                            -------------
   Total separate account reserves                             $81,604
                                                            =============

Amounts transferred to and from separate accounts in the Statement of Operations of the Separate Accounts and the general accounts statement for the year ended December 31, 2003 are as follows:

  Transfers to Separate Accounts                                $2,088
  Transfers from Separate Accounts                                 399
                                                            -------------
  Net transfers to and from Separate Accounts                   $1,689
                                                            =============

10. COMMITMENTS AND CONTINGENCIES

The Society is involved in pending and threatened litigation in the normal course of its business in which claims for alleged economic and sometimes punitive damages have been asserted. At December 31, 2003, there is a case, for which the plaintiffs' counsel sought class action certification on a national basis. In addition, at December 31, 2003, there is a case with a different cause of action, for which the plaintiffs' counsel is seeking class action certification. Certification on this case is also being sought on a national basis. In the opinion of the Society's management, after consultation with legal counsel, and based on the current disposition of the cases and based upon current available information, the ultimate disposition of such matters will not have a materially adverse effect on the Society's financial position or future results of operations.


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10. COMMITMENTS AND CONTINGENCIES

The Society has committed to make capital contributions to its subsidiary, WFS Holdings, Inc., as may be required to enable WFS Holdings, Inc. to finance its business operations and those of its operating subsidiaries and to remain in continuous compliance with any regulatory capital requirements applicable to WFS Holdings, Inc. or its subsidiaries.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

SSAP No. 27, Disclosures of Information about Fair Value of Financial Instruments With Off-Balance-Sheet Risk, Financial Instruments With Concentrations of Credit Risk, and Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SSAP No. 27 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. These fair value disclosures are not intended to represent the market value of the Society.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  Cash and Short-Term Investments: The carrying amounts reported in the statement of admitted assets, liabilities and surplus approximate their fair value due to their liquid nature or expected short-term settlement.

  Bonds: Fair values of bonds are based on quoted market prices or dealer quotes.

  Common Stocks: Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.


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11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

  Mortgage Loans: Fair values for mortgage loans are estimated using discounted cash flow analyses using interest rates that yield 150 basis points more than Treasuries with similar effective durations.

  Certificate Loans: Certificate loans, which have no defined maturity, had interest rates at December 31, 2003, which ranged from 5% to 8%. The Society believes that the statement value approximates the fair value of the certificate loans.

  Other Invested Assets: The Society believes that the statement value of this investment approximates its fair value.

  Aggregate Reserves for Interest-Sensitive Certificates and Contracts, Life and
  Annuity: Fair values of the Society's liabilities under contracts and involving significant mortality or morbidity (principally, investment contracts, deferred annuities and single premium deferred annuities) are stated at the cost the Society would incur to extinguish the liability, i.e., the cash surrender value.

  Certificate and Contract Claims, Other Certificateholders' Funds and Refunds to Members: The carrying amounts reported in the statement of admitted assets, liabilities and surplus for these items approximate their fair value because short-term settlement is expected.


                                    [Page 39]
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11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The estimated carrying amounts and fair values of the Society's financial instruments are as follows:

                                DECEMBER 31, 2003     DECEMBER 31, 2002
                              --------------------- ---------------------
                               CARRYING     FAIR     CARRYING    FAIR
                                AMOUNT     VALUE      AMOUNT    VALUE
                              --------------------- ---------------------
  Financial assets:
   Cash and short-term
     investments              $  146,481 $  146,481 $   125,74 $  125,746
   Bonds                       4,519,678  4,833,893  4,102,314  4,436,592
   Common stocks                 192,057    192,057    128,645    128,645
   Mortgage loans              1,103,911  1,202,540  1,123,356  1,258,071
   Certificate loans             160,430    160,430    157,334    157,334
   Call options                    6,118      6,118      4,600      4,600
   Other invested assets          15,666     15,666      4,996      4,996

  Financial liabilities:
   Aggregate reserves for
     interest-sensitive
     certificates and
     contracts, life and
     annuity                   1,771,907  1,748,232  1,617,447  1,597,067
   Certificate and contract
     claims                       21,214     21,214     20,271     20,271
   Other certificateholders'
     funds                         6,528      6,528      6,521      6,521
   Refunds to members            119,530    119,530    126,973    126,973

12. RECONCILIATION TO ANNUAL STATEMENTS

The following is a summary of the differences between net income per the accompanying 2002 financial statements and the annual statement filed with the State of Nebraska.

                                                              NET INCOME
                                                            -------------

  Per annual statement                                        $  7,006
  Net realized capital gains                                     3,969
                                                            -------------
  Per audited financial statements                             $10,975
                                                            =============

The difference between the net income per the 2002 annual statement and the audited financial statements resulted from the reversal of an adjustment for a 2001 other-than-temporary impairment on a bond investment, which was recorded in the 2001 audited financial statements subsequent to filing the 2001 annual statement. The Society recorded the impairment in the 2002 annual statement.



                                    [Page 40]
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12. RECONCILIATION TO ANNUAL STATEMENTS (CONTINUED)

The following is a summary of the differences between the accompanying 2001 financial statements and the annual statement filed with the State of Nebraska:

                                                  SURPLUS    NET INCOME
                                                -------------------------

  Per annual statement                            $548,864     $58,175
  Change in net unrealized capital gains or
    losses on invested assets                        4,849           -
  Net gain from operations                          (3,969)          -
  Net realized capital gains                             -      (3,969)
                                                -------------------------
  Per audited financial statements                $549,744     $54,206
                                                =========================

The differences between the 2001 annual statement and the audited financial statements resulted from adjustments to real estate held for the production of income and change in net unrealized capital gains or losses on invested assets. The adjustment to real estate held for the production of income was to correct an error in the market value calculation of the real estate. The adjustment to net realized capital gains and change in net unrealized capital gains or losses on invested assets was to reflect an other-than-temporary impairment on a bond investment.


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

0404-0534515                      II-8
Part C


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a)(1) Financial Statements


All required financial statements are included in Part B of this filing.

(a)(2) Financial Statement Schedules (filed herewith)


          Schedule I--Summary of Investments


          Schedule III--Supplementary Insurance Information


          Schedule IV--Reinsurance


All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(b) Exhibits

--------------------------------------------------------------------------------
(1)     Certified resolution of the board    Incorporated herein by reference
        of directors of Woodmen the World    from the Initial Filing of this of
        and/or Omaha. Woodmen Life           Registration Statement (File No
        Insurance Society("Woodmen")         333-101231) as filed with the
        establishing Woodmen Variable        Securities and Exchange Commission
        Annuity Account (the "Account")      on November 15, 2002
--------------------------------------------------------------------------------
(2)     Not Applicable.
--------------------------------------------------------------------------------
(3)     Form of Distribution Agreement       Incorporated herein by reference
        between Woodmen and Woodmen          from the Initial Filing of this of
        Financial Services, Inc              Registration Statement (File No
                                             333-101231) as filed with the
                                             Securities and Exchange Commission
                                             on November 15, 2002
--------------------------------------------------------------------------------
(4)(a)  Form of Variable Annuity Certificate Incorporated herein by reference from the Initial Filing of this of
                                             Registration Statement (File No
                                             333-101231) as filed with the
                                             Securities and Exchange Commission
                                             on November 15, 2002
--------------------------------------------------------------------------------
(4)(b)  Form of IRA endorsement              Incorporated herein by reference
                                             from the Initial Filing of this of
                                             Registration Statement (File No
                                             333-101231) as filed with the
                                             Securities and Exchange Commission
                                             on November 15, 2002
--------------------------------------------------------------------------------
(4)(c)  Form of Roth IRA endorsement         Incorporated herein by reference
                                             from the Initial Filing of this of
                                             Registration Statement (File No
                                             333-101231) as filed with the
                                             Securities and Exchange Commission
                                             on November 15, 2002
--------------------------------------------------------------------------------
(4)(d)  Form of Simple rider                 Incorporated herein by reference
                                             from the Initial Filing of this of
                                             Registration Statement (File No
                                             333-101231) as filed with the
                                             Securities and Exchange Commission
                                             on November 15, 2002
--------------------------------------------------------------------------------
(4)(e)  Form of 403(b) TSA)                  Incorporated herein by reference
                                             from the Initial Filing of this of
                                             Registration Statement (File No
                                             333-101231) as filed with the
                                             Securities and Exchange Commission
                                             on November 15, 2002
--------------------------------------------------------------------------------
(5)(a)  Certificate Application              Incorporated herein by reference
                                             from the Initial Filing of this of
                                             Registration Statement (File No
                                             333-101231) as filed with the
                                             Securities and Exchange Commission
                                             on November 15, 2002
--------------------------------------------------------------------------------
(5)(b)  Form of IRA disclosure               Incorporated herein by reference
                                             from the Initial Filing of this of
                                             Registration Statement (File No
                                             333-101231) as filed with the
                                             Securities and Exchange Commission
                                             on November 15, 2002
--------------------------------------------------------------------------------
(5)(c)  Form of Roth IRA disclosure          Incorporated herein by reference
                                             from the Initial Filing of this of
                                             Registration Statement (File No
                                             333-101231) as filed with the
                                             Securities and Exchange Commission
                                             on November 15, 2002
--------------------------------------------------------------------------------
(5)(d)  Form of Simple disclosure            Incorporated herein by reference
                                             from the Initial Filing of this of
                                             Registration Statement (File No
                                             333-101231) as filed with the
                                             Securities and Exchange Commission
                                             on November 15, 2002
--------------------------------------------------------------------------------
(6)     Woodmen's Articles of                Filed Herewith
        Incorporation, Constitution and Laws
--------------------------------------------------------------------------------
(7)     Not Applicable.
--------------------------------------------------------------------------------
(8)(a)  Form of Participation Agreement      Incorporated herein by reference
        (Summit)                             from the Initial Filing of this of
                                             Registration Statement (File No
                                             333-101231) as filed with the
                                             Securities and Exchange Commission
                                             on November 15, 2002
--------------------------------------------------------------------------------
(8)(b)  Form of Participation Agreement      Incorporated herein by reference
        (Fidelity)                           from the filing of this of
                                             Registration Statement (File No
                                             333-101231) as filed with the
                                             Securities and Exchange Commission
                                             on May 16, 2003
--------------------------------------------------------------------------------
(8)(c)  Form of Services Agreement (Summit)  Incorporated herein by reference from the Initial Filing of this of
                                             Registration Statement (File No
                                             333-101231) as filed with the
                                             Securities and Exchange Commission
                                             on November 15, 2002
--------------------------------------------------------------------------------
(8)(d)  Form of Services Agreement(Fidelity) Incorporated herein by reference from the filing of this of
                                             Registration Statement (File No
                                             333-101231) as filed with the
                                             Securities and Exchange Commission
                                             on May 16, 2003
--------------------------------------------------------------------------------
(8)(e)  Participation Agreement 1/12/04      Filed Herewith
        (PIMCO)
--------------------------------------------------------------------------------
(8)(f)  Services Agreement 1/12/04 (PIMCO)   Filed Herewith
--------------------------------------------------------------------------------
(9)     Not Applicable.
--------------------------------------------------------------------------------
(10)(a) Opinion and Consent of Mark Theisen  Incorporated herein by reference from the Initial Filing of this of
                                             Registration Statement (File No
                                             333-101231) as filed with the
                                             Securities and Exchange Commission
                                             on November 15, 2002
--------------------------------------------------------------------------------
(10)(b) Consent of Ernst & Young             Filed Herewith
--------------------------------------------------------------------------------
(10)(c) Statement regarding Arthur Andersen  Filed Herewith
--------------------------------------------------------------------------------
(11)    Not Applicable.
--------------------------------------------------------------------------------
(12)    Not Applicable.
--------------------------------------------------------------------------------
(13)    Not Applicable.
--------------------------------------------------------------------------------
        Power of Attorney                    Power from Lucia Taylor-McCoy
                                             filed herewith
--------------------------------------------------------------------------------
        Powers of Attorney                   Others incorporated herein by
                                             reference from the Initial Filing
                                             of this of Registration Statement
                                             (File No 333-101231) as filed with
                                             the Securities and Exchange
                                             Commission on November 15, 2002
--------------------------------------------------------------------------------

ITEM 25.  DIRECTORS AND OFFICERS OF THE SOCIETY*

NAME                   TITLE


James L. Mounce        CEO, President and Chairman of the Board
James W. Bridges Jr.   Executive Vice President Fraternal and Director
Danny E. Cummins       Secretary, Executive Vice President Operations, Director
Stephen W. Mellor      Treasurer, Executive Vice President Finance, Director
Mark D. Theisen        Vice President, General Counsel and Director
Joseph J. Hromadka     Vice President
James R. Day           Vice President
Cathy R. Tichy         Vice President
Scott Darling          Vice President
Robert Rubio           Vice President
Mark L. Schrier        Vice President
Desi P. Doise          Vice President
Steven B. Jones        Vice President
Robert Maher           Vice President
William C. Owen        Director
Thomas T. Gallion      Director
James L. Harmon        Director
J. Carroll Shealey     Director
Henson P. Barnes       Director
Betty H. Brown         Director
Wayne Graham           Director
Daniel W. Rice III     Director
Lucia Taylor-McCoy     Director

* Unless otherwise indicated, the principal business address of each person is Woodmen of the World and/or Omaha Woodmen Life Insurance Society 1700 Farnam Street, Omaha, NE 68102

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Registrant is a separate account of Woodmen of the World and/or Omaha Woodmen Life Insurance Society, the Depositor, established by the Board of Directors of the Depositor in 2001 pursuant to the laws of the State of Nebraska. The Depositor is a fraternal benefit society organized under the laws of the State of Nebraska and is owned by and operated for its members. It has no shareholders and is not subject to the control of any affiliated persons. Depositor controls its wholly-owned direct subsidiary, WFS Holdings, Inc., a Nebraska corporation that is a holding company with no independent operations; WFS Holdings, Inc. controls its wholly-owned subsidiary, Woodmen Financial Services, Inc, a Nebraska corporation that is a broker-dealer and principal underwriter hereunder. WFS Holdings also controls two other wholly-owned subsidiaries, Woodmen Insurance Agency, Inc. and Woodmen Mortgage Services, Inc. All are located at 1700 Farnam Street, Omaha, NE 68102.

ITEM 27.  NUMBER OF CERTIFICATE HOLDERS

As of December 31, 2003 123 Certificates have been sold.

ITEM 28.  INDEMNIFICATION

Article 3 section 6 of the Constitution and Laws of Woodmen of the World and/or Omaha Woodmen Life Insurance Society contains provisions governing the indemnification of officers and employees of the depositor it provides:

"INDEMNIFICATION OF OFFICERS AND EMPLOYEES. Every officer or employee and every former officer or employee of the Society shall be indemnified against losses or judgments assessed against him by a court of competent jurisdiction and for expenses actually and reasonably incurred by him in connection with the defense of any action, suit or proceeding, civil or criminal, in which he is made a party by reason of serving this Society, except in relation to matters as to which he shall be adjudged in such action, suit or proceeding to be guilty of fraud, gross negligence or malfeasance in the performance of duty. Such indemnification shall also extend to instances where at the request of the Society the individual serves as a director, officer, employee, trustee or agent of another enterprise. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which such director, officer or employee may be entitled."

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) Woodmen Financial Services, Inc. is the Registrant's principal underwriter and is scheduled to be the underwriter for additional certificates to be issued by other separate accounts of Woodmen.

(b) Officers and Managers of Woodmen Financial Services, Inc.

NAME AND PRINCIPAL
BUSINESS ADDRESS* POSITIONS AND OFFICES

Desi Doise                              CEO, Chairman of the Board and
Director
Paul M. Stadler                         President, Director
Mark Theisen                            Secretary, Director
James L. Mounce                         Director
Stephen W. Mellor                       Director
Agatha Robinson                         Vice President
Joseph Wreschnig                        Vice President
James Collier                           Treasurer

* The principal business address of all of the persons listed above is Woodmen of the World and/or Omaha Woodmen Life Insurance Society, 1700 Farnam Street, Omaha, NE 68102.

(c) Give the following information about all commissions and other compensation received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:
    Net Underwriting Discounts and Commission
    Compensation on Redemption - NA
    Brokerage Commissions (Gross) - 95,484
    Compensation - $7.035 (net)

ITEM 30.  LOCATION OF BOOKS AND RECORDS

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Woodmen at its home office located at 1700 Farnam Street, Omaha, NE 68102.

ITEM 31.  MANAGEMENT SERVICES

Not Applicable

ITEM 32.  UNDERTAKINGS AND REPRESENTATIONS

(a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the Certificates offered herein are being accepted.

(b) The registrant undertakes that it will include as part of any application to purchase a Certificate offered by the prospectus, either a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to Woodmen for a statement of additional information.

(c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to Woodmen at the address or phone number listed in the prospectus.

(d) Woodmen represents that in connection with its offering of the Certificates as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP- 6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that Woodmen will comply with paragraphs numbered (1) through (4) of that letter.

(e) Woodmen of the World and/or Omaha Woodmen Life Insurance Society represents that the aggregate charges under the Certificates are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by it.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Woodmen Variable Annuity Account, certifies that it meets all the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Omaha, State of Nebraska, on the 26 day of April, 2004.

WOODMEN VARIABLE ANNUITY ACCOUNT


/s/James L. Mounce
-----------------------------------------------------------
By:James L. Mounce
James L. Mounce, CEO, President and Chairman of the Board, Woodmen of the World and/or Omaha Woodmen Life Insurance Society

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates set forth below.

/s/James L. Mounce
-----------------------------------------------------------
By: James L. Mounce (Principal Executive) April 26, 2004

James L. Mounce, CEO, President and Director, Woodmen of the World and/or Omaha Woodmen Life Insurance Society

/s/Steven B. Jones
-----------------------------------------------------------
By: Steven B. Jones (Principal Accounting Financial Officer) April 26, 2004 Steven B. Jones, Vice President

All of the Board of Directors of Woodmen of the World and/or Omaha Woodmen Life Insurance Society:

James L. Mounce                    Chairman of the Board
Mark D. Theisen                    Director
William C. Owen                    Director
Thomas T. Gallion                  Director
James L. Harmon                    Director
J. Carroll Shealey                 Director
Henson P. Barnes                   Director
Betty H. Brown                     Director
Wayne Graham                       Director
Daniel W. Rice III                 Director
James W. Bridges, Jr.              Director
Danny E. Cummins                   Director
Stephen W. Mellor                  Director
Lucia Taylor-McCoy                 Director

James L. Mounce, by signing his name hereto, does hereby sign this document on behalf of himself and each of the above-named Woodmen of the World and/or Omaha Woodmen Life Insurance Society pursuant to powers of attorney duly executed by such persons.

/s/James L. Mounce
----------------------------------------------------------- April 26, 2004
James L. Mounce
Attorney-in-Fact


                                 EXHIBIT INDEX


EXHIBIT        DESCRIPTION
-------------  ------------------------------------------------------------
(a)(2)         Supplementary Schedules.
(6)            Woodmen's Articles of Incorporation, Constitution and Laws
(8)(e)         Participation Agreement 1/12/04 (PIMCO)
(8)(f)         Services Agreement 1/12/04 (PIMCO)
(10)(b)        Consent of Ernst & Young LLP.
(10)(c)        Statement Regarding Consent of Arthur Andersen LLP
               Power of attorney from Lucia Taylor-McCoy

                                                                    Page

Report of Independent Auditors on Schedules.........................II-3
Schedule I - Summary of Investments Other Than Investments in
    Related Parties as of December 31, 2003.........................II-4
Schedule III - Supplementary Insurance Information as of December 31,
    2003, 2002 and 2001 and for each of the years then ended........II-5
Schedule IV - Reinsurance as of December 31, 2003, 2002 and 2001
    and for each of the years then ended............................II-7

All other schedules, other than those listed above, are omitted because the information is not required or because the information is included in the Financial Statements or Notes to Financial Statements.



0404-0534515                      [Page II-69]

!@#                               r Ernst & Young LLP    r Phone: (515)243-2727
                                    801 Grand Avenue       www.ey.com
                                    Suite 3400
                                    Des Moines, IA 50309



                 Report of Independent Auditors on Schedules

The Board of Directors
Woodmen of the World Life
  Insurance Society and/or Omaha
  Woodmen Life Insurance Society

We have audited the statutory-basis financial statements of Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society (the Society) as of December 31, 2003 and 2002, and for the years then ended, and have issued our report thereon dated March 26, 2004 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules as of December 31, 2003 and 2002 and for the years then ended, listed in the Exhibit Index of this Registration Statement. These schedules are the responsibility of the Society's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                                      /s/ Ernst & Young LLP
Des Moines, Iowa
March 26, 2004

                     Schedule I - Summary of Investments
                  Other Than Investments in Related Parties

                           As of December 31, 2003

                                                             Amount at
                                                            Which Shown
                                                              in the
Type of Investment                         Cost     Value  Statement of
                                                             Financial
                                                             Position
-------------------------------------------------------------------------
                                                 (In Thousands)
Bonds:
  U.S. Treasury securities and
    obligations of U.S. government      $          $166,856$   158,183
    corporations and agencies             158,183
  States, municipalities, and             192,583   201,555    192,583
    political subdivisions
  Foreign governments                      23,200    23,467     23,200
  Public utilities                        664,693   699,536    664,693
  All other corporate bonds             2,597,853 2,828,583  2,597,853
Mortgage-backed and other asset-backed    883,166   913,896    883,166
  securities
                                        ---------------------------------
Total bonds                             4,519,678 4,833,893  4,519,678

Equity securities - common stocks:
  Public utilities                         10,830    17,337     17,337
  Banks, trust, and insurance companies       383     3,911      3,911
  Industrial, miscellaneous, and all      112,209   170,076    170,076
    other
                                        ---------------------------------
Total equity securities                   123,422   191,324    191,324

Mortgage loans                          1,103,911            1,103,911
Real estate                               121,242              121,242
Certificate loans                         160,430              160,430
Other invested assets                     172,436              172,436
                                        -----------        --------------
Total investments                       $6,201,119          $6,269,021
                                        ===========        ==============

See accompanying report of independent auditors.

              Schedule III - Supplementary Insurance Information

 As of December 31, 2003, 2002 and 2001, and for Each of the Years Then Ended

                                                  Future     Contract holder
                                                  Policy     and Other
                                                  Benefits   Certificate holder
                                                  and        Funds
                                                  Claims
                                                  -----------------------
                                                      (In Thousands)
2003
Life and health insurance                         $5,376,380  $126,058

2002
Life and health insurance                         4,949,520    133,494

2001
Life and health insurance                         4,535,367    135,096

 As of December 31, 2003, 2002 and 2001, and for Each of the Years Then Ended

                                                    Benefits,
                              Premiums      Net      Claims,     Other
                              and Other Investment     and     Operating
                             Considerati Income (1) Settlement  Expenses
                                                    Expenses      (1)
                             ---------------------------------------------
                                            (In Thousands)
2003
Life and health insurance     $702,029   $389,805   $752,532   $184,503

2002
Life and health insurance      721,598    357,028    747,571    171,473

2001
Life and health insurance      530,678    335,959    548,348    150,883

(1) Allocations of net investment income and certain operating expenses are based on a number of assumptions and estimates, and reported operating results would change if different methods were applied.

See accompanying report of independent auditors.

                          Schedule IV - Reinsurance

As of December 31, 2003, 2002, and 2001, and for Each of the Years Then Ended

                                                        Ceded to
                                             Gross        Other        Net
                                             Amount     Companies     Amount
                                            ----------------------------------
                                                   (In Thousands)
2003
Life insurance in force                     $32,838,796 $3,661,397 $29,177,399
                                            ==================================

Premiums:
  Life insurance                            $   694,683     7,037      687,646
  Supplemental contracts involving life           6,930         -        6,930
    contingencies
  Supplemental contracts not involving                -         -            -
    life contingencies
  Accident and health insurance                   8,405       952        7,453
                                            ----------------------------------
Total                                       $   710,018 $   7,989  $   702,029

                                            ==================================
2002
Life insurance in force                     $32,377,687 $3,297,643 $29,080,044
                                            ==================================

Premiums:
  Life insurance                            $   713,572 $    6,379 $   707,193
  Supplemental contracts involving life           7,711          -       7,711
    contingencies
  Supplemental contracts not involving                -          -           -
    life contingencies
  Accident and health insurance                   7,398        704       6,694
                                            ----------------------------------
Total                                       $   728,681 $    7,083 $   721,598
                                            ==================================

2001
Life insurance in force                     $31,906,532 $2,822,940 $29,083,595
                                            ==================================

Premiums:
  Life insurance                            $   521,277 $    5,447 $   515,830
  Supplemental contracts involving life           9,135          -       9,135
    contingencies
  Supplemental contracts not involving                -          -           -
    life contingencies
  Accident and health insurance                   6,479        766       5,713
                                            ==================================
Total                                       $   536,891 $    6,213 $   530,678
                                            ==================================

See accompanying report of independent auditors.

Exhibit 6

     WOODMEN OF THE WORLD LIFE INSURANCE SOCIETY AND/OR OMAHA WOODMEN LIFE
                               INSURANCE SOCIETY
                           ARTICLES OF INCORPORATION
                                      AND
                             CONSTITUTION AND LAWS

The Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society Articles of Incorporation and Constitution and Laws printed in this brochure are part of your benefit certificate. (See Constitution and Laws, Article 7.) They describe how the Society is governed, its purposes and objectives as well as your rights as members.

                               TABLE OF CONTENTS

ARTICLES OF INCORPORATION
   ARTICLE 1    Name...........................................................1
   ARTICLE 2    Place of Business..............................................1
   ARTICLE 3    Organization and Powers........................................1
   ARTICLE 4    Purposes and Objectives........................................1
   ARTICLE 5    Supreme Governing Body.........................................1
   ARTICLE 6    Constitution and Laws........................................1-2
   ARTICLE 7    Membership.....................................................2
   ARTICLE 8    Subordinate Bodies, Subsidiaries and Affiliated Entities.......2
   ARTICLE 9    Amendments.....................................................2

CONSTITUTION AND LAWS
   ARTICLE 1    The National Convention......................................2-4
   ARTICLE 2    The Board of Directors.......................................4-6
   ARTICLE 3    Officers of the National Convention Their Duties and Powers....6
   ARTICLE 4    Standing Committees of the Society...........................6-7
   ARTICLE 5    Jurisdictions................................................7-8
   ARTICLE 6    Lodges and Youth Lodges.....................................8-10
   ARTICLE 7    Benefit Certificates of Membership.........................10-13
   ARTICLE 8    Problem Resolution Procedures..............................13-14
   ARTICLE 9    Judiciary Committee and Appeals Thereto.......................14
   ARTICLE 10   Amendments.................................................14-15

                           ARTICLES OF INCORPORATION
                            Revised August 1, 2001

                                  ARTICLE 1

      Name. The name of this corporation is "Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society," hereinafter the "Society." It may do business under either or both names.

                                  ARTICLE 2

      Place of Business. The Society's principal office (Home Office) shall be in Omaha, Nebraska, or at any other place which the Board of Directors may select.

                                  ARTICLE 3

      Organization and Powers. This Society is a Fraternal Benefit Society, organized under the law of the State of Nebraska, without capital stock, conducted solely for the benefit of its members and their beneficiaries, and not for profit. It shall be operated on a lodge system with ritualistic form of work and a representative form of government. It shall have all the powers granted by law and shall have perpetual existence unless these Articles of Incorporation are surrendered, or the Society consolidated, merged or dissolved as authorized by law.

                                  ARTICLE 4

      Purposes and Objectives. The purposes and objectives of this Society shall be threefold. First, to seek as members individuals of exemplary habits and good moral character who desire to join together for mutual benefit and protection. Members of this Society share certain values and aspire to achieve shared fraternal ideals through their family, civic, charitable and patriotic activities. The Society shall engage in and support activity consistent with these fraternal ideals. Through a commitment to family values, we become more dedicated family members; through volunteerism, we strive to be better friends and neighbors; through a patriotic allegiance, we pledge to be better and more dedicated citizens. Second, to issue to its members, either with or without medical examination, certificates providing for such benefits as may be authorized by the Constitution and Laws and in accordance with the laws governing fraternal benefit societies. And, Third, to engage in any and all other business allowed by law, consistent with the above purposes and objectives.

                                  ARTICLE 5

      Supreme Governing Body. The Society's supreme governing body shall be known as the "National Convention," which shall be composed of its elective officers, members of elective committees who are ex officio delegates thereto, and such other delegates as are now elected or as shall hereafter be provided for and elected under the provisions of its Constitution and Laws.
      Regular meetings of the National Convention shall be held as often as once in each four calendar years at such times and places as may be determined by the President of the Society. Special meetings or referenda may occur as provided by the Constitution and Laws of the Society.

                                  ARTICLE 6

      Constitution and Laws. This Society shall have the power, through its National Convention or Board of Directors, to provide a Constitution and Laws; to provide rules and regulations for its own government and that of its lodges and members and certificate holders; to alter and amend the same at any session of the National Convention or meeting of its Board of Directors; to provide for the organization of subordinate, subsidiary or affiliated entities such as local lodges and Jurisdictional Conventions and prescribe the laws, rules and regulations for their government; and, to do all other acts and things necessary to carry out the purposes and objectives for which it is organized.

                                  ARTICLE 7

      Membership.
(a)   Benefit   Members.   A  benefit   member  is  a  person  who  meets  the
qualifications set forth in Article 4 above, or is a member of a group and who has been accepted for membership. Each member shall also be a member of a subordinate body of the Society (lodge), provided, the person shall pay applicable fraternal dues as shall be provided by the National Convention or by the Board of Directors. Benefit members shall be divided into the following classes:
(1) Adult Benefit Members. A person who is accepted for membership and who is either sixteen years of age, or older, or not considered a minor in their state of residence shall be an adult benefit member of the Society.
(2) Youth Benefit Members. A person who is accepted for membership and who is under sixteen years of age shall be a youth benefit member of the Society. Such members shall have no voice or vote in the management of the Society.
(3) Associate Benefit Members. A person who is accepted for membership as a member of a group subscribing to a benefit certificate shall be an associate member of the Society. Such member shall have those rights of membership as may be provided in the benefit certificate or by the Board of Directors.
      (b) Good-Standing Benefit Members. A good-standing benefit member is one who has made all payments, including applicable fraternal dues, according to the terms of the benefit certificate or under this Constitution and Laws. Benefit members of the Society who are not in good standing shall not hold any office in the National Convention or any of the subordinate bodies of the Society, nor attend or participate in any business, social or other meeting thereof which is limited to good standing members.
      (c) Social Members. A person who has been accepted for social membership and who meets the qualifications set forth in Article 4 above and who does not hold a good standing benefit certificate is a social member of the Society, provided the required dues are paid to the Society, at its Home Office, as set by the Board of Directors. Social members shall not be eligible to hold any office in, or be a member of, the National Convention, or any Jurisdictional Convention, or have any voice in the election of delegates to same.

                                  ARTICLE 8

      Subordinate Bodies, Subsidiaries and Affiliated Entities. The subordinate bodies of the Society shall be Jurisdictions, Lodges, Circles and Youth Lodges. The subsidiaries of the Society shall be those entities established by it. The affiliated entities of the Society shall be fraternal, camp and lodge-hall corporations.
      Every adult good-standing benefit member is assigned to a lodge and can participate in lodge meetings and activities. Each lodge is located within a defined geographical area called a Jurisdiction. Lodges elect delegates who attend Jurisdictional Conventions which are held every two years. Jurisdictional Conventions elect representatives who attend a National Convention which is held every four years.

                                  ARTICLE 9

      Amendments. These Articles of Incorporation may be altered or amended at any meeting of the National Convention by two-thirds vote of the members constituting the same, or at any meeting of the Board of Directors by a two-thirds vote of the members thereof.


                            CONSTITUTION AND LAWS
                           Revised August 13, 2002

ARTICLE 1


The National Convention


Sec. 1. Name. The supreme legislative and governing body of the Society shall be known as the National Convention.

Sec. 2.  Powers

(a) Jurisdiction and Powers. The National Convention shall have plenary, original and appellate jurisdiction in all matters pertaining to the Society and its general welfare. It shall have the power to enact laws for its own government, the government and management of the Society in general, and of its subordinate bodies and subsidiaries. It shall be the sole judge of its elections and the qualification of its own officers and members.
(b) Power to Suspend or Remove Its Officers and Members. It may, by itself when in session, or through the Board of Directors when the National Convention is not in session, by a two-thirds vote of either body, suspend or remove any of its officers or members for violating any of the laws of the Society or doing any other act or thing which tends to bring reproach upon the National Convention, the Society, or any of its officers or members, or for any other good and sufficient cause. Any officer or member suspended or removed by the Board of Directors may appeal to the Judiciary Committee and National Convention, as provided in Article 1, Sec. 2(a) and Article 9 of this Constitution.

Sec. 3.  Composition.
(a) Members of the National Convention. The National Convention shall be composed of the Board of Directors, the members of the Judiciary and Legislative Committees, Jurisdictional Presidents, Junior Past Presidents and Representatives from Jurisdictions, each of whom shall be a representative in the sessions of the National Convention and entitled to one vote therein.
      (b) Alternate Members of the National Convention. In case a Jurisdictional President, a Junior Past President, or a Representative from any Jurisdiction is unable to attend the National Convention, then the Vice
President, the Past President most recently elected or an alternate Representative from such Jurisdiction, respectively, if otherwise qualified, shall be certified by the Credentials Committee as a member of that session of the National Convention with all the powers and privileges of his principal, provided that notice requesting the substitution is received in the Home Office at least fourteen (14) days in advance of the opening date of the Convention. No person shall be certified as an alternate member of the National Convention except as herein provided.
      (c) Suspensions. Any officer or member of the National Convention, any Jurisdictional Officer, Past President of a Jurisdiction, Representative of a Jurisdiction, or an alternate thereto, who is not a good standing benefit member, shall thereby forfeit all rights and privileges of such office, and such office shall be declared vacant by the President of the Society.

Sec. 4. Officers of the National Convention. The officers of the National Convention shall be the same persons as comprise the Board of Directors of the Society.

Sec. 5.  Sessions and Quorum of the National Convention.
(a) Regular Sessions. Regular sessions of the National Convention shall be held every four years in the odd-numbered years beginning in 1965, at such time and place as may be selected by the Board of Directors. Sessions of the National Convention may be postponed in the event of war or other National emergency.
(b)   Special Sessions.
(1) Special sessions may be called by the President at any time and place, when authorized by two-thirds of the entire Board of Directors. Special sessions shall be called and convened by the President, within sixty days, at such time and place as may be set forth in a demand therefor  in  writing  by at least  two-thirds  of the  entire  Board of
      Directors.
(2) Special sessions shall have all the authority and powers possessed by regular sessions, and shall be composed of the members of the Board of Directors, the Judiciary Committee, Jurisdictional Presidents, Junior Past Presidents, and the Representatives from Jurisdictions who attended or were entitled to attend, the last regular session.
(c) Quorum. A majority of the representatives entitled to sit in any session of the National Convention shall constitute a quorum. A simple majority of those present and voting shall be sufficient to decide all motions and other issues rightly before it, except as otherwise provided in this Constitution and Laws.

Sec. 6.  National Convention Committees.
(a) Special Committees. At the commencement, of and during each session, of the National Convention, the President may appoint such special committees from among the members of the National Convention as he may deem necessary, to serve during that session only.
(b) Standing Committees. There are hereby created the following standing committees of the National Convention, the members of which shall be appointed by the President on the last day of each regular session to serve until the close of the succeeding regular session and whose duties shall be as herein enumerated:
(1) Committee on Legislation. The Committee on Legislation shall be composed of fifteen members of the National Convention session at which they are appointed and who shall perform the duties set forth in Art. 10, Sec. 1(b) of this Constitution. The Society's General Counsel shall serve as an Ex-Officio member of the committee.
(2) Judiciary Committee. The National Convention shall elect not fewer than five nor more than seven members of the National Convention who shall possess the same qualifications as officers of the National Convention to be known as the Judiciary Committee. No person shall serve for more than two consecutive terms. Said Committee shall elect one of its members as Chairman and one as Secretary and notify the President and Secretary of the Society thereof.
(3) Additional Standing Committees. The President shall have authority to appoint such other standing committees from among the adult benefit members of the Society and/or the then-members of the National
      Convention as the President shall see fit, to assist the National Convention in the transaction of any of its business.
(4) Term of Office. The term of office of the members of all standing committees of the National Convention shall be until the adjournment of the next regular session of the National Convention. No person may serve consecutive terms on the same committee unless serving by virtue of his or her office, except members of the Judiciary Committee who may serve up to two consecutive terms.
      (c) Vacancies. Vacancies occurring on any of the standing or special committees of the National Convention, or any other Committee herein authorized, may be filled by the President.
      (d) Additional Qualifications of Committee Members. No person shall be appointed to, or remain a member of, a special or standing committee of the National Convention, or any other committee created and/or authorized by this Constitution and Laws, unless he be a good standing adult benefit member of the Society.

Sec. 7. Expenses of Members. The members of the National Convention shall be paid their reasonable expenses for attending the sessions of the National Convention.

Sec. 8.  National Convention Membership Qualification and Disqualification.
      (a) Qualification of National Convention Officers and Members of the Judiciary Committee. No person shall be elected by the National Convention as an officer thereof, or as a member of the Judiciary Committee, nor be appointed thereto, nor hold such office unless he be an adult benefit member of the Society in good standing and be, or has been, a member of the National Convention, a State Manager, a Field Manager, a Vice President of the Society, or an adult member in good standing who has applied for and obtained a waiver of these qualifications by a two-thirds vote of the Board of Directors.
      (b) Disqualifying Occupations and Events. Any person who violates any insurance statute or regulation or any federal or state criminal law that would preclude or prohibit his or her employment by the Society or who becomes, or has been, within the year immediately preceding, an officer of, or holder of a position of trust with any other fraternal beneficiary society or life insuring institution shall be ineligible to become or remain an officer of the National Convention or any of the subordinate bodies of the Society or to be a delegate to the National Convention or Jurisdictional Convention. Provided, however, that regarding individuals who held a position with another fraternal or life insurance institution who became members of the Field Force may, within said time, become secretaries of Lodges and Youth Lodges of the Society; and provided further, this shall not be construed as disqualifying any person who is an attorney or physician employed occasionally or temporarily by any such life insuring institution and shall not disqualify a person employed by another Society that merges with this Society, if such persons are otherwise qualified.

Sec. 9.  Method of Election, Term of Office and Installation.
(a) Election by Ballot. The election of all officers of the National Convention and the members of the Judiciary Committee shall be by ballot, at such time during the session designated therefor as the National Convention may determine. Said election shall be decided by a majority of all the votes cast. No vote may be cast by proxy. After the third ballot, if the results should not be determined, all names shall be dropped except the three receiving the highest number, and on the fifth ballot, all except the two highest. No motion, except to take a necessary recess, shall be entertained during said election.
      Vacancies occurring on the Judiciary Committee may be filled by the President and such qualified persons so chosen shall serve during the unexpired term and until their successors are elected and qualified.
(b) Term of Office. The election of the officers of the National Convention and of the members of the Judiciary Committee shall be held at the regular session of the National Convention and shall be for a term of four years. The said officers and members of the Judiciary Committee shall serve until their successors are elected and qualified.
(c) Installation of Officers. The officers of the National Convention and the members of the Judiciary Committee shall be installed by the President, or by anyone he may designate.

Sec. 10. Order of Business. At all sessions of the National Convention business shall be taken up in the order established by the President. The order of business may be transposed by the presiding officer at any time, as occasion may require.

Sec. 11. Recording and Publishing Proceedings. The Secretary shall record all the proceedings of the National Convention. A synopsis of the proceedings of the National Convention, including all affirmative actions thereof, shall be published in the official publication of the Society.

ARTICLE 2


The Board of Directors


Sec. 1. Composition. The Board of Directors shall be composed of the Chairman, President, Executive Vice President/Fraternal, Executive Vice President/Operations and Secretary, Executive Vice President/Finance and Treasurer, and ten (10) additional members, at least seven of whom shall not be current or retired Home Office or Field Associates of the Society, and who shall be officers of the National Convention and shall be elected for four-year terms. The Board of Directors may appoint additional Executive Vice Presidents as may be deemed necessary to manage the Society.

Sec. 2.  Duties and Powers.
(a) Powers. All power and authority of the National Convention, when not in session, shall be vested in the Board of Directors, except as herein elsewhere provided.
(b) Examine Transactions of Its Members. The Board of Directors may examine the transactions of its members at any time and shall receive such reports from its members as are required of them in this Constitution and Laws. It shall transact any other business rightfully before it.
(c)   Authority.  It  shall  have  the  authority  to  act  on  behalf  of the
National Convention between regular meetings of the National Convention; provided, that any amendment to these Constitution and Laws so enacted by it shall be enacted by a two-thirds vote and shall not be in force and effect until approved by two-thirds of the members of the National Convention, at a special or regular session thereof, or by means of a referendum.
      Legislation and other matters may be adopted by means of a referendum submitted by mail to qualified members of the National Convention when the same is approved as herein provided. Qualified members, for purposes of a referendum, shall be those members of the last regular session of the National Convention who are eligible to act in the capacity as a member of the National Convention at the time of the referendum.
      The Board of Directors shall have authority to make rules and regulations for the orderly operation of Lodges and Jurisdictions which shall include, but not be limited to, changes in the By-Laws and Rules of Order of subordinate units of the Society, provided such changes do not conflict with this Constitution and Laws.
(d) Power in Event of Taxes and Additional Payments. In the event any state, or other taxing authority, shall place any levy, tax or other charge upon any benefit certificate of membership issued by the Society and/or on any payments made by members, the Board of Directors and/or the National Convention is hereby authorized to add such amount, or any part thereof, to the payments otherwise prescribed by the Society for any such certificates subject thereto, and the Board of Directors and/or the National Convention may direct that the amount of such levy, tax or charge shall be a lien on the proceeds of any such certificates, or if a refund is made it may be deducted therefrom, in both cases with interest thereon at the rate of 5 per centum per annum, compounded annually.
(e)   Funds of the Society.  The funds of the Society shall be as follows:
(1) Insurance Fund. The Insurance Fund shall be a sum equal to the liability of the Society in connection with all benefit certificates and accrued expenses in relation to such certificates, together with an additional special reserve for fluctuation of assets, mortality, morbidity, interest earnings and expense, not to exceed ten per cent of such liabilities. The Board of Directors may provide for the establishment and operation of one or more separate accounts and issue contracts on a variable basis providing for the dollar amount of benefits or other contractual payments or values thereunder to vary so as to reflect the investment results of such separate accounts.
(2) Fraternal Fund. The Fraternal Fund of the Society shall consist of all of the assets of the Society, except those set forth in subsection (1) hereof. The liabilities of the Fraternal Fund shall be all liabilities of the Society except those in connection with benefit certificates and accrued expense in connection with such benefit certificates.

Sec. 3.  Meetings

(a) Regular. The Board of Directors shall hold regular meetings at least semi-annually on such dates and at such places as may be determined by it.
(b) Special. Special meetings of the Board of Directors may be called by the Chairman of the Board or the President, at such times and places as either shall determine, whenever either of them deem it necessary for the good of the Society, and shall be called whenever five members of the Board of Directors, in writing, request the same.
(c) Quorum. A majority of the members of the Board of Directors shall constitute a quorum at all meetings, but the affirmative vote of a majority of the entire membership thereof qualified to vote thereon shall be required to determine all issues rightfully before it, except as provided to the contrary in this Constitution and Laws.

Sec. 4. Rule Making Powers, Standing and Special Committees. The Board of Directors may adopt rules under which it may operate and discharge its duties. No roll call vote shall be required on any issue except in the discretion of the Chairman or upon the request of three or more members of the Board. The Chairman may appoint committees of the Board to expedite work and matters before it for consideration. Two standing committees shall be the Audit and Compensation Committees, appointed on an annual basis and comprised of no fewer than three nor greater than seven Board members who are not members of the Executive Committee and are not current or retired Home Office or Field Associates of the Society. The senior member of each committee shall serve as chairman, unless members of the committee by a two-thirds vote elect a different member as chairman.
(a) Audit Committee. This committee shall transact all business and perform such duties as may be required of it by the National Convention, the Board of Directors, and/or the President and shall otherwise perform oversight and review as it shall determine to be appropriate in the proper exercise of its sound judgment and discretion. This committee shall examine the books, financial records, bank accounts and all other documents relating to receipts and disbursements of the Society under guidelines established by the Board of Directors. This committee and/or the Board of Directors may, in their discretion, order an examination or audit, in whole or in part, of the affairs of the Society by an independent agency as often as it shall see fit, and shall do so if the Insurance Department of the State of Nebraska shall fail to do so at such intervals as required.
      (b) Compensation Committee. This committee shall initiate and certify to the Board for its approval and ratification the regular and supplemental compensation and benefits of all elected Executive Officers and Directors. No Executive Officer or Director shall vote to approve a recommendation of this committee involving his or her regular or supplemental compensation or benefits.
      (c) Delegation of Powers. The Board of Directors may delegate any of its powers, authority or duties it is required to perform to any standing or special committee or to any officer of the Society upon such terms or direction as the Board may determine.

Sec. 5. Vacancy in Directorate. A vacancy occurring on the Board of Directors may be filled by nomination and election by the Board of Directors at any regular or special meeting thereof, and a successor director so chosen shall serve during the unexpired term and until a successor is elected and qualified.

Sec. 6.(a) Procedure in Event of Vacancy in Office of President. In the event of the death, total and permanent disability, resignation, suspension, retirement or removal of the President, then the Chairman of the Board of Directors, Executive Vice President, Secretary or Treasurer, in that order, shall immediately call a special meeting of the Board of Directors who shall elect a President to serve during the unexpired term or during the period of such suspension. Until the special meeting of the Board of Directors, the Executive Vice President shall be ex officio President. Election hereunder shall conform to the method set forth in Sec. 5 of this Article.
      (b) Procedure of Determining Disability, Suspension or Removal of Members of the Board. The Board of Directors shall determine when any member of the Board is totally and permanently disabled, or should be suspended or removed from office. Any decision by the Board of Directors that any member is totally and permanently disabled, or should be suspended or removed from office, shall be by an affirmative vote of not less than two-thirds of the total membership of the Board.

Sec. 7. Conflicts of Interest. The Board of Directors shall establish a Conflict of Interest Policy. Any Board member violating such policy shall be suspended or removed as the Board shall determine.

ARTICLE 3


Officers of the National Convention

                           Their Duties and Powers

Sec. 1. Officers of the National Convention. The officers of the National Convention shall be the same persons as comprise the Board of Directors of the Society.

Sec. 2. Executive Officers. The Executive Officers of the Society shall be its President, Executive Vice President/Fraternal, Executive Vice President/Operations and Secretary, and Executive Vice President/Finance and Treasurer. At the first meeting of the Board of Directors each year, each Executive Officer shall file with the Secretary a report of all transactions engaged in or supervised by that Executive Officer on behalf of the Society during the preceding calendar year. A copy of each report shall be furnished to all members of the Board of Directors.
      The specific duties of the Executive Officers shall be as described in this Constitution and Laws, and in the Duties of the Executive Officers which are attached to this Constitution and Laws and may be modified as noted therein.

Sec. 3.  Chairman of the Board of Directors.
(a) Preside Over Board of Directors. The Chairman shall preside over the meetings of the Board of Directors. In the absence of the Chairman, the President shall preside.
      (b) Additional Duties. The Chairman shall perform such other and additional duties as may be assigned by the Board of Directors and/or the President, upon such terms and conditions as may be agreed upon.

Sec. 4.  Bonds of Officers and Employees.
      Fidelity Bond. The Board of Directors and/or the President shall procure and maintain in force surety bonds on such officers and employees of the Society in such form and at least in such amount as required and specified by the Nebraska Department of Insurance.

Sec. 5. Execution of Contracts. The President and any one of the remaining Executive Officers or in the absence of the President any two of the remaining Executive Officers of the Society shall have full power and authority to execute all contracts, documents and obligations which shall be necessary or desirable for the conduct of the Society's affairs when duly authorized to do so. Provided that the Board of Directors or the Executive
Committee may authorize other officers of the Society to execute documents which affect their areas of operation, subject to such directions and limitations as the Board or Executive Committee may establish.

Sec. 6. Indemnification of Officers and Employees. Every officer or employee and every former officer or employee of the Society shall be indemnified against losses or judgments assessed against him by a court of competent jurisdiction and for expenses actually and reasonably incurred by him in connection with the defense of any action, suit or proceeding, civil or criminal, in which he is made a party by reason of serving this Society, except in relation to matters as to which he shall be adjudged in such action, suit or proceeding to be guilty of fraud, gross negligence or malfeasance in the performance of duty.

ARTICLE 4


Standing Committees of the Society


Sec. 1. Names and Composition. The Standing Committees of the Society shall be the Executive Committee and the Investment Committee and they shall be composed of the Executive Officers of the Society.

Sec. 2.  Executive Committee.
(a) Control Over Home Office Associates. The Executive Committee shall have supervision over the employment, duties, compensation and general welfare of all persons employed by the Home Office, but may delegate such duties as it shall deem advisable; provided, that no person, other than a member, shall be employed in any capacity by the Society.
(b) Control Over Other Matters. The Executive Committee shall have control over all matters involving the Society not delegated to the President or to another officer or to a Standing Committee of the Society or to a National Convention Committee and not inconsistent with the powers of the Board of Directors.

Sec. 3. Investment Committee. The Investment Committee shall have full control over the invested funds of the Society. All moneys of the Society, except such amounts as may be necessary to pay current obligations, shall be invested by the Committee in such investments as are, or hereafter may be, authorized by applicable law. The Committee shall have authority to take any action in respect to such investments as it shall deem necessary or prudent, and may delegate any such duties as it shall deem advisable.

Sec. 4. Chairman and Secretary of Standing Committees. The President and Secretary of the Society shall be, respectively, the Chairman and Secretary of the Standing Committees of the Society.

Sec. 5. Meetings of Standing Committees. Standing Committees shall meet at stated times or on notice to all by the Chairman thereof or by a majority of their own number.

Sec. 6.  Rules Governing Standing Committees.
(a) Rule Making Powers. Standing Committees shall have the power to make rules for the conduct of their affairs and to facilitate the discharge of their duties, subject to the power in the Board of Directors to alter or prescribe other or additional rules. A majority of the members of any such Committee shall constitute a quorum, but no action of any such Committee shall be binding upon the Society unless taken by an affirmative vote of at least a majority of the entire membership of such Committees.
(b) Standing Committees to Report. Standing Committees shall report their formal actions to each regular session of the National Convention and the annual meeting of the Board of Directors, in writing.
(c) Alternates. All Standing Committees shall have authority, in their discretion, to designate a sufficient number of alternates to serve in the absence of a member or members thereof. Alternates shall have full authority to act in the absence of their principal when called upon to do so by the Chairman or a majority of the members of the Committee.

ARTICLE 5


Jurisdictions


Sec. 1.  Their Establishment and Territorial Limits.
(a) Established Jurisdictions. The territory in which this Society is authorized to do business shall be divided into units known as Jurisdictions based on the guidelines established in this Article. A list of Jurisdictions is included in the Jurisdictional By-Laws which are attached to the Constitution and Laws.
      Except as otherwise provided, the Board of Directors shall have authority to assign members of the Society not residing in any Jurisdiction to a Jurisdiction.
(b) Establishment of Jurisdictions. Whenever there shall be 4,000 beneficiary members in any state or combination of states, upon notification thereof by the President and Secretary of the Society, the National Convention or Board of Directors, may establish a Jurisdiction. Additional Jurisdictions may be established or subdivided, provided, that any state, portion of a state or states, formerly a part of a Jurisdiction, shall be merged into one or more Jurisdictions adjacent thereto. The District of Columbia shall be regarded as a state.
(c) Abolition of Jurisdictions. The Board of Directors shall vacate any Jurisdiction which has less than 4,000 beneficiary members on November 30 for two consecutive years. The state, portion of a state or states comprising a Jurisdiction thus abolished shall be merged into or attached to one or more Jurisdictions adjacent thereto. When so abolished and merged, all Jurisdictional offices shall stand vacated except Past Presidents.
(d) Jurisdictional Funds. Whenever any Jurisdiction is created and/or abolished, as provided in this Section, the funds and all other property of the Jurisdiction affected thereby shall be distributed and/or divided as follows:
(1) Newly Created Jurisdictions. The funds of any Jurisdiction from which a new Jurisdiction is created shall be divided in proportion to the number of benefit members residing within the territory of the new Jurisdictions and the number residing in the Jurisdiction affected by any such subdivision thereof.
(2) Abolished Jurisdictions. The funds of any Jurisdiction which has been abolished shall be divided between the Jurisdictions into which its former territory is merged in proportion to the number of benefit members residing within that part thereof so merged.
(e) Past Presidents. No member shall be a Past President of more than one Jurisdiction at any one time. Past Presidents shall be such only with respect to the Jurisdiction in which they were elected, providing they hold membership in and pay fraternal dues to a Lodge located therein. All Past Presidents moving from the Jurisdiction, but retaining their membership and paying fraternal dues in a local lodge of the Jurisdiction, shall be entitled to attend all Jurisdictional Conventions and have all the rights and privileges in the Jurisdictional Conventions as any Past President residing within the Jurisdiction.
(f) Notice to All Lodges Affected. The Secretary of the Society shall notify the Secretary of every Lodge affected by the establishment and/or abolition of any Jurisdiction at least sixty days prior to the time fixed for the convening of any such Jurisdictional Convention, giving the time, date and place thereof, which shall be fixed by the President of the Society.

Sec. 2.  Composition of Jurisdictional Conventions; Members to Make Reports.
(a) Composition. Each Jurisdictional Convention shall be composed of its officers, its representatives to the last regular session of the National Convention; and the following, each of whom shall be a good standing member of a Lodge located in the jurisdiction: Past Jurisdictional Presidents, delegates from Lodges located therein, and the State Manager from each state or division thereof. Each of the foregoing shall be entitled to one vote on matters considered by the Jurisdictional Convention. No person may be a delegate from more than one Lodge, nor be a representative to more than one Jurisdictional Convention each biennium.
(b) Members of Jurisdictional Conventions to Make Reports. All members of Jurisdictional Conventions shall report to their respective Lodges at the next regular meeting thereafter concerning the actions of the Jurisdictional Convention attended by them.

Sec. 3. Jurisdictional Officers, their Duties and Powers. Jurisdictional Officers, their Duties and Powers are described in the Jurisdictional By-Laws which are attached to the Constitution and Laws and which may be modified by the National Convention or the Board of Directors.

Sec. 4. Representatives to the National Convention from Jurisdictions and Alternates Thereto. The President and the Junior Past President of Jurisdictions shall, by virtue of their offices, be representatives to the National Convention and shall be the sole representatives of Jurisdictions comprising a single state with more than 4,000 but fewer than 7,000 beneficiary members. Each such Jurisdiction shall be entitled to an additional representative for each succeeding 4,000 such members or three-fourths fraction thereof within said Jurisdiction in excess of the first 4,000 such members.
      Jurisdictions comprised of more than one state shall be entitled to representatives in addition to the President and Junior Past President as follows: one representative from each state within its territorial limits having at least 1,000 beneficiary members therein, except the state wherein the President resides, plus one representative-at-large for each succeeding 4,000 such members or three-fourths fraction thereof within said Jurisdiction in excess of the first 4,000 such members. Benefit membership shall be determined by the records of the Secretary of the Society as of November 30th immediately preceding any regular session of the Jurisdictional Convention.
      Each Jurisdictional Convention in regular session shall elect its Representative(s) to the National Convention, and a like number of alternates. The Secretary of the Society shall mail to the Jurisdictional Presidents and Secretaries in ample time, a statement showing the number of benefit members within their Jurisdiction as of the 30th day of November next preceding and the number of Representatives to the National Convention, if any, their Jurisdiction is entitled. Benefit members of the Society who are benefit members of subordinate bodies located within any Jurisdiction shall be regarded as living within the same for all purposes hereof.


Sec. 5. Jurisdictional Sessions, Quorums, and Expenses. Provisions describing Jurisdictional Sessions and quorum requirements are set forth in the Jurisdictional By-Laws which are attached to the Constitution and Laws and which may be modified by the National Convention or the Board of Directors. The Board of Directors shall establish guidelines for the payment of Jurisdictional expenses, shall establish rules and procedures for the payment of dues of not less than 50 cents nor more than $1.25, or as established by the Board, on every adult benefit member within a Jurisdiction which shall be deducted from fraternal dues paid by every adult benefit member of the Jurisdiction, and shall establish amounts, rules and procedures for additional funds, including a member proration, to be allocated to support the Jurisdictions.

ARTICLE 6


Lodges and Youth Lodges


Sec. 1. Lodges and Members Thereof. Lodges and Youth Lodges are subordinate bodies of the Society. They shall exist only by the issuance of a charter signed by the President and Secretary of the Society. All benefit and social members of the Society shall be members of the lodge into which they are assigned, or into which they are transferred, subject to Articles 4 and 7 of the Articles of Incorporation.
(a) Youth Lodges. Youth Lodges shall be composed of the benefit members of the Society who have not attained the age of sixteen years. They may be divided and given such names or designations as shall seem appropriate to the Board of Directors.
      Every chartered Youth Lodge, with the permission of the President of the Society, may be attached to and shall become the responsibility of a Lodge. Youth members not of sufficient number to be chartered may be assigned to a Lodge or transferred into another Youth Lodge, as the President shall determine. When so assigned, the Lodge Secretary and Treasurer, as the case may be, shall serve the Youth Lodge and/or members in the same capacity. Funds of Youth Lodges shall be handled in the same manner as funds of Lodges, except that the Treasurer shall keep a separate account appropriately named to reveal its ownership. No funds of a Youth Lodge shall be used for any purpose other than a Youth program sanctioned by the Society.

      A program of Youth activities and rules and regulations for their government, including officers thereof, shall be promulgated and prescribed by the President of the Society subject to the approval of the Board of Directors and consistent with this Constitution and Laws.
      The presiding officer of each Lodge to which any Youth Lodge and/or youth members are attached, shall appoint a Program Director to direct the same in their activities, subject to the approval of the President of the Society.
(b) Transfer of Youth Members to Lodges. All Youth members of the Society, upon attaining the age of sixteen years, shall be transferred to the Lodge to which they or their Youth Lodge is attached, or, if not so attached, to the nearest Lodge unless they shall request to be transferred elsewhere, subject to the provisions of this Constitution and Laws. The Secretary of the Society shall keep such records as are necessary to accomplish the foregoing.
(c) Supervisory Power of National Convention or Board of Directors Over all Lodges. The National Convention or the Board of Directors may prescribe rules and regulations to permit and facilitate any or all of the following:
(1)   The consolidation or merger of Lodges;
(2)   Joint meetings of adult members under a common ritual;
(3) The organizing, creating and establishing, on a local basis within Jurisdictions, of Log Rolling Associations and District Meetings;
(4)   The orderly operations of Lodges.

Sec. 2.  New Lodges and Youth Lodges.
      How Chartered. New Lodges and Youth Lodges may be chartered when at least twenty good standing benefit members are secured. No charter shall be issued to Youth Lodges until at least twelve of the required number have attained the age of eight years. Upon attaining charter strength, a charter and all necessary supplies shall be forwarded by the Secretary of the Society to all new Lodges and Youth Lodges.

Sec. 3. Fraternal Dues. The term "fraternal dues" shall mean dues incident to membership in a local lodge of the Society. Each member of a Lodge shall have the obligation to pay dues for the support of that Lodge. The amount of fraternal dues shall be established by the Board of Directors, and shall be payable with the certificate payment or in such other manner as determined by the Board of Directors.
      The amount of the dues payable to a Lodge in excess of the standard dues set by the Board of Directors shall be established by the members of the Lodge, pursuant to Sec. F, Division B, of the Lodge By-Laws.
      Fraternal and Lodge dues shall be payable to the Society with certificate payments or as determined by the Board of Directors, and may be deducted from refunds, if any, payable to a beneficiary whose certificates are paid up, or whose payments have been waived pursuant to contract. Dues collected by the Society shall be transmitted to each lodge where membership is held.

Sec. 4.  Powers and Duties of Lodges.
(a) Power and Limitations. Lodges shall have only such powers as are given them by this Constitution and Laws. The By-Laws prescribed for their government, and this Constitution and Laws, shall govern them in all their transactions.
(b) Duties. Every Lodge shall receive all members using the prescribed ritual of introduction. They shall not deviate from the prescribed ceremony of introduction, nor perform same with any person present who is not entitled to remain, except that officers of the National Convention shall have the right to be present at any Lodge during the ritual of introduction.
(c) Additional Limitations. No Lodge shall organize any corporation, association, or other entity for the purpose of holding title to or managing any of its property without prior written approval of the President and Secretary of the Society and on such terms and conditions as they may prescribe. Any such entity now in existence shall hold and/or manage all such property subject to this Constitution and Laws and for the sole use and benefit of the Lodge to which it belongs beneficially, or otherwise. All such entities holding legal title to any such property shall also account to the President of the Society as and when he shall direct and shall conform to his directives, even to the extent of dissolution and liquidation.

Sec. 5. Officers of Lodges, Their Duties, Meetings and Quorum Requirements of Lodges. All provisions relating to Lodge Officers, their duties, meetings and quorum requirements are contained in the Lodge By-Laws which are attached to this Constitution and Laws and which may be modified by the National Convention or the Board of Directors. The President of the Society shall appoint the Secretary for each Lodge and may remove any Secretary, with or without cause.

Sec. 6.  Election and Qualification of Jurisdictional Delegates.
(a) At any regular meeting prior to January 31, immediately preceding each regular session or interim session of the Jurisdictional Convention, delegates and a like number of alternates shall be elected thereto in the same manner as the officers of Lodges are elected, and the Lodge Secretary shall immediately certify the same to the Secretary of the Jurisdiction, and to the Secretary of the Society. The Secretary of the Society shall determine if all persons so elected are eligible to serve and certify them to the Jurisdiction by the Secretary of the Society. If any such person is found to be ineligible to serve, the Secretary of the Society shall immediately notify the Lodge, which may elect another delegate or alternate. The Secretary of the Society shall not certify the eligibility of any person whose notice of election is received later than March 1.
(b)   Each Lodge located within the  territorial  limits of each  Jurisdiction and which has not fewer than twenty beneficiary members shall be entitled to representation in the Jurisdictional Convention according to its membership as follows: 20 benefit members--one delegate; one delegate for each additional 100 benefit members up to 500 additional members; one delegate for each additional 200 benefit members between 520 members and 920 additional benefit members; thereafter, one delegate for each additional 300 benefit members.
      The number of such delegates to which any Lodge shall be entitled shall be determined by the records of the Secretary of the Society as of November 30, immediately preceding the election thereof. Alternate delegates to Jurisdictional Conventions shall have the same rights and privileges as their principals, in the absence of the latter.

      The charters of eligible Lodges failing to elect delegates and alternates to the Jurisdictional Convention shall stand suspended. Failure to so elect delegates and alternates to two consecutive Jurisdictional Conventions may result in a forfeiture of Lodge charters and the President of the Society may consolidate said Lodge as provided in this Article.

Sec. 7.  Consolidation and Merger.
(a) The President of the Society, in his discretion, may consolidate or merge two or more Lodges or Youth Lodges whenever he deems it to be in the best interest of the Society, or he may, under like circumstances, transfer all the members thereof to any other such body, provided satisfactory provision is made for the payment of all liabilities of all such bodies dissolved and consolidated or merged, or whose members are transferred to another such body. The President of the Society shall also have authority, in his discretion, to transfer only part of the members of any such body to another appropriate body without regard to the liabilities of the body from which they are transferred.
(b) The paraphernalia, badges and all other property, real, personal and mixed, belonging to any Lodge or Youth Lodge dissolved, consolidated or merged, shall become the property of the Lodge or Youth Lodge with which it is consolidated or merged except the charter, rituals, and seal, which shall be forwarded to the President of the Society. The Trustees of the Lodge which has been dissolved, consolidated or merged shall execute all deeds, bills of sale and other documents that may be necessary or required to effect any such transfer of property.

Sec. 8.  Suspension, Revocation and Reinstatement of Charters.
(a) Upon the suspension or revocation of the charter of any Lodge or Youth Lodge, the officers thereof shall deliver to the President of the Society, or his duly authorized representative, the charter thereof, seal, rituals, records, moneys and all property of whatever kind or nature, title to which shall immediately vest in the Society. All members of such Lodge or Youth Lodge shall be immediately transferred by the Secretary of the Society to some other appropriate Lodge or Youth Lodge when the charter thereof has been revoked.

(b) Upon the reinstatement of any suspended charter, all property not disposed of and the proceeds of all property disposed of, together with the charter and records taken at the time of such suspension, shall be restored.
(c) Fraternal dues belonging to Lodges and Youth Lodges whose charters have been suspended shall be held by the Society until their charters are restored. If said charters are not restored, but are finally revoked, the dues shall be paid to those Lodges or Youth Lodges to which the members are transferred in proportion to the number of such members being transferred.

ARTICLE 7


Benefit Certificates of Membership


Sec. 1. Benefit Certificate, Form and How Obtained.
(a) Benefit Certificate. A benefit certificate (which term includes a settlement option contract) creates contractual and membership relationships between the Society and others, as follows:
(1) fraternal membership in the Society vests in the person identified as a member in a benefit certificate or as the payee in a settlement option contract, or a member of a group subscribing to a benefit certificate; and
(2) contractual rights and privileges as set out in the benefit certificate, and which vest in the owner of the benefit certificate if different from the member.
       (b)  Contracts and Waivers.
(1) The Contract. The contract between Woodmen and the owner consists of: the certificate, including any riders, endorsements and amendments; the application and any applications for modification of the certificate which are based upon evidence of insurability; and, the Articles of Incorporation and the Constitution and Laws, including all amendments to each, except that, where required by law, a contract on a variable basis shall be subject to the Articles of Incorporation and Constitution and Laws in force on the date of its issue.
            (2) Waiver. No officer, employee, or member of the Society, National Convention, or any of its subordinate bodies, or any other person whatsoever, shall have the power, right or authority to waive any of the conditions upon which benefit certificates are issued, or to change, or waive any of the provisions of this Constitution and Laws, nor shall any custom or course of dealing on the part of any person or entity whatsoever, with or without the knowledge of any officer of the Society, have the effect of so changing, modifying, waiving or foregoing such laws or requirements. Each and every benefit certificate is issued only upon the conditions stated in, and subject to, this Constitution and Laws, then in force or thereafter enacted, nor shall the knowledge or act of any employee or field representative of the Society constitute a waiver of the provisions hereof by the Society or an estoppel of the Society.
      (c) Issued in Name of Society. All such certificates shall be issued in the name of the Society, and shall bear facsimile signatures of the President and Secretary.
      (d) Assignment and Alienation of Benefit Certificate. Nothing contained in this Constitution and Laws shall be construed to limit the right to assignment or alienation by a member of his or her benefit certificate which shall not, of itself, terminate such membership.
      (e) Ownership/Control of Youth Certifi-cates. For certificates which so provide, ownership of a certificate issued in the name of a youth member shall be under the sole control of the applicant until the member reaches age sixteen; under the joint control of the applicant and the member between the member's age sixteen and the age of majority; and under the sole control of the member after the member's reaching the age of majority. The applicant may, by a writing approved by the Society, transfer the applicant's rights to any person having an insurable interest in the life of the youth member, or to any person as allowed by applicable law. In the event of the death of the applicant before the youth member reaches the age of majority, the Society shall recognize that person who has the duty to support the youth member, and who in fact does support the youth member, as the person who is entitled to exercise the rights of ownership and control which the applicant could have exercised.
      As soon as shall be administratively practical after August 1, 2002, the Society shall provide certificates which allow the adult applicant, when applying for a certificate in the name of a youth member, an option to have ownership either in the applicant or in the youth member.
            (1) Ownership/Control by a Youth Member. If the youth member is the owner of the certificate, the applicant shall retain control over the certificate until the youth member reaches the age of majority. The applicant controller can exercise all rights in the certificate, except for the right of assignment, on behalf of the youth member until the youth member reaches the age of majority. In the event of the death of the applicant controller before the youth member reaches the age of majority, the Society shall recognize that person who has the duty to support the youth member, and/or who in fact does support the youth member, as the person who is entitled to exercise the rights which the applicant controller could have exercised.
            (2) Ownership/Control by an Adult Applicant. If the applicant is the owner of the certificate issued in the name of a youth member, the applicant shall have the right to exercise all rights in the certificate.

Sec. 2.  Applications for Membership.
(a) Every application for benefit membership in the Society shall be signed by the applicant. Only duly authorized members of the Society's Field Force shall have authority to solicit such applications. Each application shall be dated as of the date it is signed by the applicant. Youth members shall be admitted to the Society only upon the application of some adult person, under such rules, regulations, and requirements as shall be prescribed by the President or the Board of Directors.
      All provisions of this Constitution and Laws shall apply to youth certificates when the context does not indicate that they apply only to adult certificates.
(b) All applications for benefit membership must be for a benefit certificate underwritten by the Society.
(c) The Secretary of the Society shall assign each new member to the appropriate Lodge or Youth Lodge nearest the member's home. A member shall have the right to make a written request to be assigned or transferred to another Lodge under procedures established by the Society. Separate rules shall be established for the transfer of youth members.
(d) Benefit certificates in the form approved by the applicable regulatory entity and the President shall be issued only upon application for membership as provided in this Section.

Sec. 3.  Designation of Beneficiaries and Changes Thereof.
(a) Designation. The beneficiary or beneficiaries, and alternate or alternates, if any, shall be designated in every benefit certificate.
(b) Change of Beneficiary. Should any person having such right, desire to change the beneficiary or beneficiaries named in a certificate, he or she may do so by making a written request to the Secretary of the Society giving the name or names of the new beneficiary or beneficiaries. The Secretary shall record the change of beneficiary and acknowledge that it has been received.
      The Society shall not be required to ascertain whether or not a certificate is in full force and effect before complying with any such request and acknowledgment of any change shall not be construed as validating any such certificate.

Sec. 4.  Certificate Payments.
      All Members Required to Make Payments. All certificate payments due shall be made to the Home Office of the Society, on or before the first day of the monthly, quarterly, semi-annual or annual period it is intended to cover. If the reserves of the Society as to all or any class of certificates should become impaired, the Board of Directors may require each certificate owner of the Society to make additional payments equal to the amount of the owner's equitable proportion of such deficiency as determined by the Board, and if the said additional payment shall not be made, it shall stand as an indebtedness against the certificate and draw interest not to exceed five per cent per year, compounded yearly, or alternatively, the owner may consent to a reduction of the corresponding insurance benefit proportionate to the value of the additional contributions; provided, there shall be no personal liability upon any member or upon any applicant for youth certificate for any such additional payments. The provisions of this paragraph shall not apply to contracts issued on a variable basis.

Sec. 5.  Payment to Beneficiaries and Surviving Beneficiaries.
(a) In the event that two or more beneficiaries are designated as herein provided and one or more thereof predeceases the member, or perishes in the same disaster, or otherwise, so that it is not evident as to which died first, or if one or more of said beneficiaries are nonexistent or are unauthorized by the applicable law or under this Constitution and Laws, to receive the benefits under any such certificate, and no new designation of beneficiary has been made by any person entitled so to do, that part of such benefits made payable to any such person shall be paid to the surviving beneficiary or beneficiaries, share and share alike; provided, that should such predeceased beneficiary or beneficiaries be a child or legally adopted child of the member and have a child or children or legally adopted child or children surviving, then, and in that event, that portion of the benefit designated to the predeceased designated beneficiary shall be paid to his or her surviving child or children and legally adopted child or children, share and share alike.
(b) Should a beneficiary predecease the member, or die simultaneously with the member, so that it cannot be determined which died first, or if the member, having provided that the rights of the beneficiary shall be conditioned upon survivorship of the beneficiary for a specified period of time, and the beneficiary has failed to survive for the specified period of time, then the proceeds of the certificate shall be paid as though the beneficiary had predeceased the member.

Sec. 6. Payment of Benefits When All Primary and Alternate  Beneficiaries  are
Dead.
(a) In the event that the member shall be survived by no designated beneficiary to whom benefits can be paid, the benefits due shall be paid in equal shares to the surviving spouse, surviving children and legally adopted children of the member. If there be no surviving spouse, surviving children or legally adopted children of the member, then said benefits shall be paid in equal shares to the nearest living relation of the member in the following order: grandchildren; natural and/or legally adoptive parents; brothers and sisters and grandparents. All blood relatives of the half blood shall share equally with those of the full blood. If the certificate has been absolutely assigned without provision for successor ownership or for reversion to the member at the owner's death, and if the member dies without a designated or valid beneficiary, the benefits provided by the certificate shall be paid to the estate of the assignee of the certificate.

(b) In the event there are no persons surviving the member within any of the above classes, designated or undesignated, then, and in that event, all of said benefits due under any such certificate shall be paid to the estate of the member.
(c) If a member dies and no person submits satisfactory proof that he is entitled to the benefit payable, three years from the date of the death of the member said benefit shall be paid to the member's estate or personal representative, if any; otherwise, the benefits, in the absence of any applicable state abandoned property or escheat law, shall revert to the beneficiary fund of the Society, and the Secretary of the Society shall enter upon his books the cancellation of the liability for such benefit.
(d) In instances where an endowment certificate has matured, or if the named annuitant under an annuity certificate has reached age 100, and no demand has been made upon the Society by any person entitled to receive the benefits from the certificate within a period of three years after maturity, and the efforts of the Society to locate such person have failed, then the benefits shall be paid to the member's estate or personal representative, if any; otherwise, the benefits, in the absence of any applicable state abandoned property or escheat law, shall revert to the beneficiary fund of the Society, and the Secretary of the Society shall enter upon his books the cancellation of the liability for such endowment benefits.

Sec. 7. Conflicts Between Certificate Provisions and Constitution and Laws. All affirmative provisions in benefit certificates of membership issued after January 1, 1955 shall prevail in the construction of the members' rights thereunder when there is a real or apparent conflict between said provisions and this Constitution and Laws.

Sec. 8. Applicable Conditions to Certificates Regarding Costs of Litigation. The following shall apply to every benefit certificate: In the event the Society becomes, or is made a party to any court or other legal proceeding to determine to whom any payment shall be made because of conflicting claims, or otherwise, to the proceeds of a benefit certificate, then all court costs, other necessary costs, including a reasonable fee to the attorney representing the Society, shall be paid out of the amount due under any such certificate. In the event one or more of any such claimants resides in, or is a citizen of, a different state or states from the one in which any such action is initiated, the member and all other persons interested under any such certificate hereby authorize the Society in all such cases to file a bill of interpleader, or any other appropriate action, in the federal or other appropriate court in the district of the residence of either such claimants, against all parties claiming or who may claim, any interest in the benefits due under any such benefit certificate, and each of said claimants is hereby compelled to accept the jurisdiction of said court in any such action, and all such claimants hereby authorize such court to enjoin proceedings by any such claimant in any state court whether commenced before or after any such proceedings in a federal court.

Sec. 9. No Person to Have Any Rights Except as Herein Provided. No member, or any other person claiming benefits or rights under any benefit certificate of membership issued by the Society, shall have any rights in, or claim to, any funds of the Society, except as provided in any such benefit certificate and/or this Constitution and Laws.

Sec. 10. Miscellaneous Values Payable at Death. At the death of an insured member, the benefits to be paid to the person or persons designated by the member, or to any person identified pursuant to Sec. 5 of this Article, or to any collateral assignee, shall include the contractual benefits provided by the certificate, plus any funds held by the Society in an advance premium deposit fund, and any other funds which the Society shall determine to be payable in respect to or incidental to the certificate at the member's death.

Sec. 11.  Total and Permanent Disability at Age Seventy.
(a) When any member of this Society in good standing, who holds a combined benefit certificate, shall have reached the age of seventy years, and shall have become presumably permanently totally physically disabled by reason of old age, and who has made provision for same by contributing at the rate therefor, as set forth in Section 12 of this Article, on application therefor and satisfactory proof thereof being furnished, on blanks provided therefor, to the Secretary of the Society at its Home Office, there shall be paid to said member from the beneficiary fund, less any indebtedness standing against the certificate, an amount equal to 10 per cent of that which would be due under the provisions of this certificate if he were dead and at the end of each year thereafter, if he shall be presumably permanently totally physically disabled by reason of old age, upon making application therefor (on blanks provided for that purpose) during his lifetime a like amount shall be paid to him, less any indebtedness standing against his certificate, for nine consecutive years. In the event he dies before he shall have received the ten payments above provided, the amount remaining unpaid on his certificate, less any indebtedness standing against the certificate, shall be paid to his beneficiary; provided, no sum shall be paid to said member unless he executes a release to the Society for the portion thereof so paid.
      When any such member shall have become presumably permanently totally physically disabled by reason of old age, the Society may make a cash settlement with such member in lieu of the payment of the annual installments above mentioned.
(b) The payment of any installment or installments on a certificate by the Society to the owner of said certificate does not bind the Society for further payments unless the member has continued to be presumably totally disabled and has continued the payments of the rates prescribed in Section 12 of this Article.

Sec. 12.  Plan of Apportionment and Readjustment of the Society.
(a) The Society's plan of apportionment and readjustment identified by the signatures of W. A. Fraser, Sovereign Commander, John T. Yates, Sovereign Clerk, and attested by the Seal of the Society and marked "Filed July 23, 1919, John T. Yates, Sovereign Clerk" and now on file in the office of the Secretary of the Society, the tables of rates as adopted by the Sovereign Camp at Atlanta, Georgia, at its 1917 session and at Chicago, Illinois at its 1919 session, and the provisions of Section 60 of the Society's Constitution, Laws and By-Laws as enacted at Chicago, Illinois, July, 1919, subsequently amended and reenacted at the Sovereign Camp held at San Francisco, California, June-July, 1941, and which has appeared in each edition of the Society's Constitution, Laws and By-Laws to and including that of the 27th Session of the Sovereign Camp held at San Antonio, Texas, in June 1949, said
Section 60 having  been  renumbered  from  session to session  until it became
Section 108 at the 26th Session of the Sovereign Camp held in October 1947, are all made a part of these Laws, by reference, as fully as though the said plan of apportionment and readjustment, the said tables of rates and the said original Section 60 of the Constitution, Laws and By-Laws, as amended, were expressly rewritten, incorporated and included herein.
(b) Members to whom Universal Whole Life Certificates were issued on and after December 31, 1919, shall pay the rates per $1,000 of benefits at age of entry as set forth in the tables of rates as adopted by the Sovereign Camp at Chicago, Illinois, July, 1919, and on file in the office of the Secretary, and as last published in the Constitution, Laws and By-Laws of the Society as amended and re-enacted in June-July 1941 at San Francisco, California.

ARTICLE 8


Problem Resolution Procedures


Sec. 1.  Resolution of Lodge Disputes.
(a) Purpose. The purpose of this Section 1 is to identify the means by which members may present and resolve grievances involving lodge matters, or charges against other members, consistent with the fraternal nature of the Society and the role of the fraternal lodge system in fulfilling the purposes and objectives of the Society.
(b) Scope. This Section 1 shall apply whenever a member has a grievance involving lodge matters; or wishes to initiate charges against any other member believed to have violated this Constitution and Laws or the Lodge By-Laws, or to have engaged in conduct detrimental to the best interests of the Lodge or of the Society. This Section 1 shall not apply, and Section 2 shall apply, whenever the matter in dispute involves a member's or benefit certificate owner's or beneficiary's or payor's claim for damages, or claim for redress for a violation of his or her individual rights or for a denial of individual privileges or benefits which he or she claims as a member or benefit certificate owner or beneficiary or payor.
(c)   Procedures.
(1) Lodge Grievances and Charges Against Members. Lodge grievances, and charges against members initiated by other members under this Section 1, shall be filed with the Lodge Secretary, with a copy to the President of the Society. The Lodge may proceed in accordance with the procedures outlined in Division E of the Lodge By-Laws, and upon conclusion of such proceedings, the result may be appealed to the President of the Society. Alternatively, the Lodge may refer the matter to the President of the Society at any time if the Lodge President concludes that the procedures of Division E are not appropriate for the particular case.
(2) Resolution by the President of the Society. The President of the Society may investigate, or cause to be investigated, any grievance or charge referred or appealed as herein provided. Upon conclusion of his investigation, the President of the Society shall notify the affected Lodge and those members directly affected, of his decision in the matter, and report the decision to the Board of Directors and the Judiciary Committee. The President's decision shall be final unless the member or the Lodge files a written appeal of the decision within 30 days, to the Judiciary Committee as provided in Article 9 of this Constitution and Laws. The decision of the President will be effective unless and until the decision is modified by the Judiciary Committee.

Sec. 2.  Resolution of Individual Disputes.
(a) Purpose. The purpose of this Section 2 is to provide opportunities for members, benefit certificate owners, beneficiaries and payors to be promptly heard and to seek fair resolution of any disputes regarding any individual rights or individual interests they have or claim to have as members, benefit certificate owners, beneficiaries or payors, consistent with the fraternal nature of the Society and without the delay and expense of formal legal proceedings. This Section 2 is intended to apply to all current and future members, benefit certificate owners, beneficiaries and payors, and to all current and future benefit certificates.
(b) Scope. This Section 2 shall apply whenever a member, benefit certificate owner, beneficiary or payor of the Society makes a claim for damages, or claims any form of redress for a violation of his or her individual rights or a denial of individual privileges or benefits which he or she claims as a member or benefit certificate owner or beneficiary or payor. This includes, but is not limited to, disputes involving alleged fraud, misrepresentation, discrimination, denial of civil rights, conspiracy, defamation, or infliction of distress by the Society or any officer, employee or agent of the Society; and includes disputes regarding the denial of benefit claims under any certificate to the extent procedures of this Section 2 are not prohibited by applicable law. No lawsuit may be filed against the Society or any officer, employee or agent of the Society on any dispute covered by this Section 2 until the procedures described herein have been exhausted; and a lawsuit may then be filed only if the applicable law does not recognize the procedures herein to be final and binding with respect to the matter in dispute. Nothing contained herein shall be deemed to supersede the provisions of Article 7, Sec. 8(a) of this Constitution and Laws.
(c) Initiating the Procedure. A member, benefit certificate owner, beneficiary or payor seeking to initiate the problem resolution procedure of this Section 2 shall contact the designated Problem Resolution Official of the Society, who shall assist the member, benefit certificate owner, beneficiary or payor in requesting and arranging for the following problem resolution steps:
            Step 1. Informal negotiation arranged by the Problem Resolution Official, involving the member, benefit certificate owner, beneficiary or payor and officials of the Society as appropriate to the dispute.
            Step 2. If step 1 does not result in a mutually satisfactory resolution, mediation administered by and in accordance with the applicable mediation rules of the American Arbitration Association (or another neutral organization mutually agreed upon).
            Step 3. If step 2 does not result in a mutually satisfactory resolution, arbitration administered by and in accordance with the applicable arbitration rules of the American Arbitration Association (or another neutral organization mutually agreed upon). The arbitrator may award any and all damages or other relief allowed for the claim in dispute by applicable federal or state law, excluding attorneys fees unless otherwise required by applicable law. Unless (and to the extent) prohibited by the applicable law with respect to the issue in dispute, the decision of the arbitrator shall be final and binding, subject only to the right to appeal such decision as provided in the arbitration rules and applicable law.
      The member, benefit certificate owner, beneficiary or payor shall have the right to consult with legal counsel of his or her choosing at any time; and throughout steps 2 and 3, shall have the right to be directly represented by legal counsel, shall have reasonable access to and discovery of relevant information, and shall have reasonable notice of the dates and times of the mediation and arbitration meetings. Any costs for representation by legal counsel shall be borne by the member, benefit certificate owner, beneficiary or payor. Every reasonable effort shall be made to complete step 1 within thirty (30) days of the date the notice of dispute is received from the member, benefit certificate owner, beneficiary or payor; step 2 within an additional forty-five (45) days; and step 3 within an additional ninety (90) days. These timelines are intended as a guideline only and failure to complete any step within the aforementioned time periods will not invalidate the process or the continuation of the process. It is in everyone's best interest to raise and resolve disputes promptly; the Society shall not be obligated to process a dispute brought after the applicable statute of limitations period has expired. All mediation and arbitration meetings/hearings shall be conducted at a location convenient to the parties in the member's, benefit certificate owner's, beneficiary's or payor's state of residence, unless the parties mutually agree on another location.
(d) Rules and Procedures. The Society has established rules and procedures for handling all matters submitted under each step in the Problem Resolution Procedure. Those rules and procedures are incorporated by this reference and may be modified from time to time by the Society.
(e)   Restriction  on Joinder of Disputes.  The  procedures  of this Section 2 are designed to afford individual members, benefit certificate owners, beneficiaries and payors a prompt, fair, and efficient means of resolving their individual disputes. Accordingly, no disputes may be brought forward in a representative capacity or on behalf of any "class" of persons, and the disputes of multiple members, benefit certificate owners, beneficiaries or payors (other than immediate family) may not be joined together for purposes of these procedures without the express written consent of (i) all members, benefit certificate owners, beneficiaries and payors affected thereby, and
 (ii) the President of the Society.
(f) Costs. The costs incurred by the member/benefit certificate owner/beneficiary/payor and the Society in proceedings under this Section 2 (including the fees of mediators or arbitrators, filing fees, reasonable and necessary photocopying costs, reasonable and necessary fees, but excluding attorney fees, which each party shall bear as their own responsibility) shall be paid out of a Problem Resolution Fund established by the Society.
(g) Effect of Applicable Law. In cases where a claim or dispute is subject to law which prohibits agreements to submit future disputes to binding arbitration and where such law is applicable and not pre-empted by any contrary law, then unless both the individual (member, benefit certificate owner, beneficiary or payor) and the Society have voluntarily agreed to binding arbitration after the claim or dispute has arisen, Step 3 of the procedure set forth above shall be non-binding and the member, benefit certificate owner, beneficiary or payor will be so advised. In all other cases, Step 3 of the procedure set forth above shall be binding.

ARTICLE 9


Judiciary Committee and Appeals Thereto


Jurisdiction and Powers. The Judiciary Committee shall have appellate de novo jurisdiction, based on the written record only, in all cases where the alleged offender is found guilty of violating any provision of this Constitution and Laws, provided an appeal is taken as provided in Art. 8, Sec. 1., within thirty days after written notice is received by the person found guilty, setting forth the grounds, together with the record, or that part thereof, upon which the appeal is based and file same with the Secretary of the Society. The Secretary of the Society shall forward the appeal, together with the record of said proceedings, to the Secretary of the Judiciary Committee. The Committee shall meet prior to each regular session of the National Convention when any such appeal is pending, at which time it shall consider all such appeals and render a written decision thereon, which shall be reported by the Chairman to the National Convention which may affirm or reverse the decision in whole or in part. The Judiciary Committee may allow arguments by the appellant and respondent, or any attorney on their behalf, during the consideration of any appeal.

ARTICLE 10


Amendments


Sec. 1.  Modes of Amending.
(a)   This Constitution and Laws may be amended in the following manner only:
(1) By the method set forth in Article 2, Section 2(c), of this Constitution and Laws. (2) By proposals for such in writing, originating from any of the Jurisdictional Conventions or the officers of the National Convention.

(b) Duties of Committee on Legislation. The President of the Society shall establish a time and place for the Committee on Legislation to meet prior to each regular session of the National Convention. The Committee shall consider all proposals for amending this Constitution and Laws as may be submitted to it from any of the Jurisdictional Conventions and/or the officers of the National Convention. The Committee shall prepare its report to the National Convention in writing, together with its recommendations for amending this Constitution and Laws.
(c) Two-Thirds Vote Required to Adopt. The recommendation of the Committee on Legislation, if any, shall be submitted to the next regular session of the National Convention which may adopt same only by a two-thirds vote of all members thereof, or otherwise the same shall be rejected. All such voting shall be by roll call only.

Sec. 2. Power to Correct Typographical Errors. The National Convention directs the Executive Officers of the Society to correct typographical errors that might appear in the foregoing Constitution and Laws and to renumber the Articles, Sections, Subsections and/or Subparagraphs in codifying the same so as to place them in proper order but without changing the context, intent and purpose thereof.
      Should any Article, Section, or part of this Constitution and Laws be held invalid for any reason whatsoever by any court of competent jurisdiction, such holding shall not affect the remainder, or any part thereof.

Sec. 3. Masculine Includes Feminine and Plural the Singular. Whenever, in this Constitution and Laws and attachments thereto, the masculine pronoun is used, it shall be deemed to include the feminine. Whenever any word or words denoting the singular number is used, it shall be deemed to include the plural, and vice versa; provided, however, the context thereof does not clearly prohibit such interpretation.

Sec. 4. Effective Date of This Constitution and Laws. This Constitution and Laws and attachments thereto, as amended and adopted at the July 29-August 1, 2001, regular session of the National Convention, shall be in full force and effect on and after August 1, 2001, and shall apply to all benefit certificates of membership issued or assumed by the Society.






PLEASE NOTE: (Lodge By-Laws, Jurisdictional By-Laws, Duties of the Executive officers, Rules of Order of Subordinate Bodies and the rules and procedures governing the Problem Resolution Procedure have not been included in this version. They are available upon request by calling (800) 328-2968; Emailing our website www.woodmen.com or submitting the request in writing to the Home Office at 1700 Farnam, Omaha, Nebraska 68102.)

                                LODGE BY-LAWS

 The following By-Laws are prescribed for the Government of Lodges. The Blank
  Spaces Should be Filled; and Additional By-Laws, Not Inconsistent With the Constitution and Laws of the Society, May Be Adopted by Lodges Subject to the
 Approval of the President of the Society. Any language in parentheses ( ) is optional and may or may not be incorporated into the By-Laws of a Lodge.

DIVISION A


                              Names and Officers

      Sec. A.       The      name     of     this      Lodge      shall     be
______________________________________   Lodge  No.  __________,   located  in
______________________________, State of _____________________________.

      Sec. B. This Lodge shall be composed of its adult members sixteen years of age and older.

      Sec. C. Officers of Lodges and Their Duties. The Lodge shall have the following officers: President, Past President, Vice President, Secretary, Treasurer, three Trustees, Escort, Sergeant at Arms (Watchman), Greeter (Sentry), and Musician. They shall be elected and serve for one year and until their successors are elected and qualified, except the Secretary who shall be appointed by the President of the Society and shall serve until removed by the President of the Society, with or without cause. The Past President shall attain his office by virtue of having previously served as presiding officer, and the Trustees shall be elected and serve for the term provided in Subsection (e) hereof.
(a) President. The President shall preside at all meetings of the Lodge; communicate the annual password only to good standing members of that Lodge and to those who have a receipt for current payment; decide all questions of law or order, subject to a contrary interpretation by the President of the Society, be the judge of elections; approve all claims against the Lodge and Youth Lodge and/or Youth members attached thereto; sign all checks or warrants before payment shall be made; keep and preserve all property belonging to the Society and entrusted to his or her care; and instruct all Lodge officers in their duties and see that same are timely performed. He
(she) shall fill vacancies in office by appointment until an election is held.
(b) Vice President. The Vice President shall be the second officer in the Lodge, shall have charge of the movement and decorum of those present at meetings, under the supervision of the presiding officer; and in the absence of the President shall assume his duties. In the absence of the President and Vice President, the Lodge shall designate a presiding officer.
(c) Secretary. The Secretary shall have charge of the records of the Lodge and keep the minutes of its meetings; attend to the correspondence thereof; issue all warrants approved by the Lodge or Youth Lodge; paying out of its funds and do all other things required by the Lodge or Youth Lodge; deliver all books and records to the officers of the Society and/or their representatives when called upon to do so; provide written notification to the Treasurer as to deposit of fraternal dues into the proper designated account of the Lodge or Youth Lodge by the Society; receive all other payments due the Lodge and turn same over to the Treasurer immediately, taking receipt therefor; make a monthly statement to the Lodge of all moneys received on its behalf; notify the Secretary of the Society immediately of all transfers and expulsions of members; make all reports and deliver all notices required by this Constitution and Laws, the Board of Directors and/or the President of the Society; and keep an accurate record of all fraternal dues paid by the members thereof and/or remitted by the Secretary of the Society; and promptly notify the Secretary of the Society, after each election, of the roster of all newly elected officers.
      Should the Lodge have no Secretary, one of its members shall be designated as Lodge Secretary subject to appointment and removal by the President of the Society.

(d) Treasurer. The Treasurer shall verify the deposit of fraternal dues into the appropriate Lodge account; shall receive written notification from the Secretary of deposit of fraternal dues by the Society; shall receive all other Lodge funds from the Secretary thereof, give a receipt therefor; and pay all warrants drawn by the Secretary thereof and attested by the President; shall keep a separate account of the different funds received by him and deposit same in a secure depository designated by, and to the sole credit of the Lodge or Youth Lodge to which same may belong, subject only to his or her check; shall report to the Lodge annually the transactions of the office during the preceding year; and shall perform all other duties required by this Constitution and Laws and the Lodge or Youth Lodge. The Treasurer shall not pay out, or contract to pay out, any sum of money, except for current expenses, unless there has been full compliance with the provisions of Subsection (j) of this Section.
(e) Trustees. The three Trustees of each Lodge shall serve one, two, and three years, respectively, as they shall determine among themselves by lot and thereafter one Trustee shall be elected annually for a term of three years.
      They, and their successors in office, shall hold the legal title to all property, real, personal and mixed, belonging to their Lodge, except cash. They shall have charge of the securities, and all other evidence of property belonging to their Lodge and Youth Lodges and/or members attached thereto; shall investigate all loans and investments, audit all reports, books and accounts of the officers of the Lodge at the end of every year, and make a report thereof at the first meeting of the Lodge in January of each year.
More frequent audits may be conducted at the request of the President or Secretary of the Lodge.

(f) Escort. The Escort shall take up the password before any meeting is opened and ascertain whether all present are entitled to remain; conduct candidates and guests; ascertain that all officers and members have on proper regalia (if required) and conform to the ceremonies required of them; present officers for installation and perform all other duties required.
(g) Sergeant at Arms (Watchman). The Sergeant at Arms (Watchman) shall have charge of the inner door and perform such other duties as may be required.
(h) Greeter (Sentry). The Greeter (Sentry) shall have charge of the anteroom and outer door; shall courteously welcome visitors and entertain belated members until they can enter in due form, and perform such other duties as may be required.
(i) Musician. The Musician shall carry out such duties as shall be required by the presiding officer or by the Lodge.
(j) Lodge Funds and Property. The Treasurer shall not pay out, or contract to pay out, any sum of money, except for current expenses, and the Trustees shall not purchase, acquire, sell, loan, lease, mortgage, encumber, or otherwise deal with any real or personal property, entrusted to their care, unless all of the following conditions are strictly complied with:
(1) The adoption of a resolution in writing by the Lodge containing detailed instructions thereabout, the substance of which shall have been first communicated to every member thereof together with a written notice of at least ten days as to when and where such resolution would be offered for consideration; provided such resolution shall pass, only if it receives the affirmative vote of two-thirds of the members present at the meeting referred to in said notice.
(2) The submission of said resolution and a copy of the written notice to the President and Secretary of the Society for their approval and its approval by them. Any and all funds which shall come into the hands of the Trustees as a result of any transactions involving Lodge assets shall be paid over immediately by said Trustees to their Secretary, and by the latter paid over to their Treasurer and his or her receipt therefor taken, and by the latter credited to the proper account of the subordinate body and/or Youth members to which it belongs.
            Funds of the lodge which shall not be needed to meet current expenses shall be invested by the Trustees. In dealing with the funds and property of the Lodge, the Trustees shall observe the standards in dealing with the trust assets that would be observed by a prudent man dealing with the property of another, with a focus upon preservation of capital rather than upon income or gain, and if the Trustee has special skills, or is named Trustee on the basis or representations of special skills or expertise, he or she is under a duty to use those skills. The Society's Board of Directors can, by resolution, give further guidance as to investments which would be appropriate for the funds of a lodge.
            In no event shall any Lodge divide or distribute the funds, or any part thereof, among its members.
(k) Assist Field Force. All Lodge officers shall cooperate and aid duly authorized members of the Field Force and State Managers in securing increased membership.
(l) Duties at End of Term of Office. Every Lodge officer shall, at the expiration of his term of office, deliver to his successor in office all moneys, securities, property, records, vouchers, seal and papers of every kind pertaining to the affairs of their Lodge and/or Youth Lodge or members attached thereto.

      Sec. D. Bonds of Officers. The Board of Directors and/or Lodges may require such officers of Lodges as they shall see fit to furnish bond to insure the faithful performance of their duties, the same to be in such forms and sums as they shall determine. Bonds required by the Board of Directors shall be paid for by the Society and those required by Lodges shall be paid for by the latter. A blanket bond, instead of individual bonds, may be authorized.

      Sec. E.  Election and Installation of Officers.
(a) Lodge officers shall be elected by a majority ballot of all members present during a regular or special meeting in November or December of each year and the same installed on or before the first meeting in January following, except as provided in Sec. C(e) of this Division. No person may serve in two offices at the same time. If an office holder accepts appointment or election to another office, he shall automatically vacate the first office held.
(b) The outgoing President shall be the installing officer, or shall appoint another member to perform that duty or the Lodge may do so. All lodge officers may be jointly or severally installed.
(c) It shall be the duty of the Secretary of every Lodge to see that only qualified members are elected and installed as officers and as delegates to Jurisdictional Conventions.
(d) Whenever any officer-elect of any Lodge shall not be present at the time set forth for installation, unless excused by a two-thirds vote of those present, his or her office shall be declared vacant and an election held to fill the vacancy. Should such officer-elect be excused, as herein provided, he or she shall be installed at the next regular meeting and should he or she fail to do so, his office shall be declared vacant and an election held to fill the vacancy.
(e) If charges are preferred against the President, he shall stand suspended and the Vice President shall assume the office until the charges are determined by the Lodge. If charges are filed against any other officer, the President shall appoint another member to perform the duties of the officer charged until the charges are determined. If determined adversely to such officer the office shall stand vacated and the Lodge shall immediately fill same by election.

DIVISION B


Meetings, Membership and Quorum Requirements of Lodges


      Sec. A. Regular. Lodges shall schedule regular meetings on such date, time and place as decided by them, as required by law, and in conformity with the Society's lodge calendar guidelines. The charters of Lodges which fail, for the period of one year, to hold meetings in full conformity with this provision, may be suspended by the President of the Society, or consolidated with another Lodge or their members may be transferred to another Lodge by the President of the Society.

      Sec. B. Special. Special meetings of Lodges may be called by the President thereof, or in his or her absence by the Vice President, at any time, and shall be called by him when requested in writing to do so by at least three members. The call of any such special meeting must state the object of the meeting and be mailed by the Secretary to each member's last known address at least ten days prior to the date of such meeting. No other business than that detailed in the notice shall be considered.

      Sec. C. Quorum. Five members at a regular or special Lodge meeting shall constitute a quorum thereof, but a fewer number may adjourn to another date.

      Sec. D. Transfer of Membership. A member may transfer membership to another lodge by signing a transfer card, and sending the card to the Home Office. Transfer cards shall be issued in accordance with the Society's Constitution and Laws.

      Sec. E. General Fund. The general fund shall be used for the payment of the necessary expenses of conducting the business of the Lodge and for such other purposes as may be provided by the By-Laws of the Lodge (provided however, that no part of the funds of this Lodge shall be used in the purchase of alcoholic liquors or beverages,) (and no intoxicating liquors shall be brought within the Forest). The general fund of the Lodge shall be used only for the purpose of promoting the welfare of the Lodge and for the perpetuation of the Lodge as an organization, and its property shall never be divided among its members.

      Sec. F. The Lodge, by a two-thirds vote, after written notice has been read at one preceding regular meeting, can require a special payment in addition to the regular dues, to pay actual expenses. A Lodge may, at any regular or special meeting thereof, levy a special payment in addition to the regular dues and special dues upon its members for the purpose of erecting, purchasing and furnishing a building or room for the benefit and use of such Lodge, or may change the amount of its regular and special dues; provided, that written notice setting forth full particulars of such proposed action shall have been mailed to the last known post office address of each member of such Lodge at least ten days prior to such meeting, and by resolution setting forth the proposal shall receive the affirmative vote of two-thirds of the members present at such meeting, and provided, that such resolution shall be submitted to the President and Secretary of the Society and shall receive their approval.
      A member, including a member whose certificates are fully paid, who fails or refuses to pay fraternal dues or special payments provided in this Section shall be suspended from the Lodge and he (she) shall not receive the password, or participate in any benevolences or any of the business or social affairs of the Lodge, Jurisdiction, or National Convention.

DIVISION C


Relief of Sickness


      Sec. A. Duties of Officers. In addition to the duties provided in the laws of this Society, the President, or in his (her) absence the Vice President, on being notified of the misfortune or sickness of a member shall cause inquiry to be made if assistance is needed; and he (she) shall furnish temporary relief until the next meeting of the Lodge.

      Sec. B. Visiting Members. Should a member in good standing, belonging to another Lodge, apply for relief or care in sickness, the President, or in his (her) absence, the Vice President, shall see that he (she) has suitable and reasonable care until his (her) Lodge can be heard from.

DIVISION D


Membership and Equal Access


      Sec. A. The Lodge shall accept members in accordance with Art. 7, Sec. 2 of the Society's Constitution and Laws.

      Sec. B. The Lodge shall implement and enforce the Society's Equal Access Policy which states: Woodmen of the World/Omaha Woodmen Life Insurance Society is an Equal Access fraternal benefit society. It is the policy of Woodmen to seek qualified members on a nondiscriminatory basis and to provide all members with equal access to and allow their participation in Woodmen's lodge system, lodge events, fraternal benefits and all other fraternal activities on a nondiscriminatory basis.

DIVISION E


Discipline


      Sec. A. Offenses. This Lodge shall be the judge of all offenses committed by a member unbecoming his (her) reputation as an honorable person and faithful member of this Lodge.

      Sec. B. Any such complaints shall be filed by a member having knowledge of the same with the President of the Society or with the Lodge, with respect to misconduct as is set forth in Art. 8, Sec. 1 of the Society's Constitution and Laws.

      Sec. C. The President of the Society shall promptly refer the matter to a special committee of three members, which committee shall be appointed by the President of the Society.

      Sec. D. Such committee shall diligently investigate the matter referred to it, and if it finds sufficient grounds it shall prefer charges as follows: "We the committee to whom were referred certain accusations against _______________________________________ have investigated the matter and deem it our duty to charge him (her) with (here state the acts or the facts constituting the offense charged, giving the date as nearly as possible when the alleged offense was committed), and recommend that the Lodge investigate the same. We would cite as witnesses in the case the following persons (here insert the name or names). Signed this ________ day of ___________________________, 19____. (Each member, or at least a majority of the committee, must sign the same.)" Charges shall be filed or a report of the committee be made showing why the same should not be done, at the next regular meeting after the committee shall have completed its investigation.

      Sec. E. Charges having been filed with the Lodge Secretary, he (she) shall read the same under the heading of "Unfinished Business," and shall make a copy of the same, except the names of the committee. At least ten days before the date set for the trial, the Escort shall deliver said copy to the accused member if he (she) resides in the city, otherwise mail it to his
(her) last known address, together with a notice to appear at a regular or special meeting, to be held not sooner than two weeks after the one at which charges were read, informing him (her) of such meeting and requiring him
(her) to be present at such meeting with any  witnesses or documents  which he
(she) may deem necessary for his (her) defense.

      Sec. F. The accused may appear in person or by a member, and the Treasurer, or in his (her) absence, the Vice President shall assist him (her) in interrogating the witnesses. In case the accused, or some member for him
(her), does not appear at such meeting for trial, without reasonable excuse, the Lodge shall proceed with the hearing of the charges, the same as if he
(she) were present.
      The charges shall be read in open Lodge at the time of trial and the accused, if present, shall be asked the question by the President, "Do you plead guilty or not guilty?" Should the accused plead "Guilty," then no evidence shall be taken, and the Lodge may proceed to impose the penalty as provided hereafter. Should the accused plead "Not guilty," or refuse to enter any plea to the charges, then trial shall be had thereon and proceedings taken as in these By-Laws provided. A complete record of all proceedings in every trial shall be kept by the Lodge Secretary.
      The President of the Lodge shall question witnesses, and the accused or his (her) assistants may cross-examine them. This being done, any member present can interrogate the witnesses. Should any of the witnesses not be members of the Society, they may be invited in and examined before members are examined, and in their presence, but no reference to the secret work shall be permitted; the case may be postponed from time to time by a two-thirds vote of the members present.

      Sec. G. After all evidence is in, the President of the Lodge may discuss the matter and one member, on behalf of the accused, may reply and the accused may also be heard in his (her) own behalf; he (she) shall then retire to the anteroom and the members can discuss the matter, but shall be confined to five-minute statements.

      Sec. H. After discussion the matter shall be put to a vote and the question shall be: "Have the charges been sustained?" If two-thirds vote "Yea," the Lodge shall proceed to vote on the penalty to be imposed, in the following order: First, "Shall he (she) be separated from further relations with the Lodge?" If two-thirds vote "Yea," the length of time shall be determined in the same manner, the highest period proposed being first voted on. Should this fail, the question shall be, -- Second, "Shall he (she) be reprimanded by the President of the Lodge?" A majority may determine the second penalty.

      Sec. I. The matter having been determined, the Escort shall invite the accused to enter the hall and the President of the Lodge shall inform him
(her) of the result and he (she) shall be treated accordingly.

      Sec. J. If suspended under this Division, the accused shall be deprived of attending meetings of other Lodges, or having the passwords communicated to him (her), but may keep his (her) benefits in force by making all required payments on his (her) certificate when due. If reprimanded, he
(she) shall not be permitted to vote on any subject for one month.

      Sec. K. A member may appeal from the decision of the Lodge as provided in Art. 9 of the Constitution and Laws.

DIVISION F


Minor Offenses


      Sec. A. Should a member enter the Forest during the session in an intoxicated condition, on request of the Vice President he (she) shall be conducted out by the Escort or Greeter (Sentry), and shall not be permitted to enter the doors again for two months.

      Sec. B. Should a member use abusive or profane language when called to order by the President or Vice President, he (she) shall be reprimanded by the President, and if he (she) makes any reply disrespectful to that officer, he (she) shall not participate in the business of the session.

      Sec. C. The accused may appeal from the decision of the Chair under this Division to the Lodge and from any decision of the Lodge to the Judiciary Committee, whose decision shall be final unless reversed by the National Convention.

DIVISION G


Bonds


      Sec.  A. The  duties  of the  Treasurer  and the bond to be given by him
(her) shall be as prescribed in Sec. C(d) and Sec. D of Division A of these Lodge By-Laws. The amount of the bond shall be fixed by the Lodge.

                                  DIVISION H

Absence


      Sec. A. Absence of the most recent Past President or of any elective officer from three consecutive meetings, unless excused for reasonable cause by a majority vote of the Lodge, will be considered on the fourth or any subsequent meeting as equivalent to the resignation of said officer, and the President may order a new election to fill the vacancy.

DIVISION I


Removal from Office


      Sec. A. Removal from office of any Lodge officer, except a Secretary, may be made after one meeting's notice, upon the complaint of a member and a vote of two-thirds of the members present; provided, that there shall be at least twelve members in attendance and the accused officer shall have been notified in writing by the Lodge Secretary to appear and show cause why he
(she) should not be removed. The Secretary may be removed only by the President of the Society.

      Sec. B. The President of the Lodge shall have the right to appoint an officer to fill a vacancy until such time as the Lodge shall take the matter up and elect.

DIVISION J


Auditing Committee


      Sec. A. The Lodge Secretary and Treasurer shall each have his (her) books posted and his (her) report made out and the balance of each fund noted therein on the last day of December, and the Trustees shall examine the books, vouchers and reports, and report thereon at the first regular meeting in January.

DIVISION K


Compensation


      Sec. A.  No compensation shall be paid Officers of the Lodge.

DIVISION L


      Sec. A. In order to offer greater opportunity for service to new and young members of the Society, no elected Officer other than the Treasurer of the Lodge shall serve more than two consecutive terms in the same office, unless there be special reasons for making exception to the rule and that then the question of the need of permitting local Lodge Officers to serve more than two consecutive terms in the same office be determined by a two-thirds vote of the members present after one meeting's written notice shall have been read in open Lodge and same shall have been submitted to and approved by the President of the Society.

DIVISION M


Amendments


      Sec. A. To change, alter or amend these By-Laws shall require notice in writing to be given and read in open Lodge at least one meeting prior to voting on the same, and a two-thirds vote shall be necessary to carry such motion and make the alteration, change or amendment, and the same shall not be valid or in force until approved by the President of the Society.

                            JURISDICTIONAL BY-LAWS

(The following are rules which prescribe the governance of Jurisdictions of the Society and should be adopted as provisions of the By-Laws of the Jurisdiction.)

      This Jurisdiction shall be known as the ___________
_______________________ Jurisdiction and is composed of
_________________________________________________.

Sec. 1. Established Jurisdictions. The territory in which this Society is authorized to do business shall be divided into units known as Jurisdictions and the same shall be as follows:
(1)   Jurisdiction of Alabama, composed of the State of Alabama.
(2)   Jurisdiction of Arizona, composed of the State of Arizona.
(3)   Jurisdiction of Arkansas, composed of the State of Arkansas.
(4) Jurisdiction of California, composed of the States of California, Hawaii and Nevada.
(5)   Jurisdiction of Florida, composed of the State of Florida.
(6)   Jurisdiction of Georgia, composed of the State of Georgia.
(7)   Jurisdiction of Illinois, composed of the State of Illinois.
(8) Jurisdiction of Indiana-Michigan, composed of the States of Indiana and Michigan.
(9)   Jurisdiction  of Iowa,  composed  of the States of Iowa,  Minnesota  and
      Wisconsin.
(10)  Jurisdiction of Kentucky, composed of the State of Kentucky.
(11)  Jurisdiction of Louisiana, composed of the State of Louisiana.
(12) Jurisdiction of Maryland, composed of the States of Maryland, New Jersey, Delaware, and District of Columbia.
(13)  Jurisdiction of Mississippi, composed of the State of Mississippi.
(14) Jurisdiction of Missouri-Kansas, composed of the States of Missouri and Kansas.
(15) Jurisdiction of Nebraska, composed of the States of Nebraska, North Dakota, South Dakota and Colorado.
(16) Jurisdiction of New Mexico, composed of the State of New Mexico and the counties of El Paso and Hudspeth, Texas.
(17) Jurisdiction of the Northeast, composed of the States of New York, Connecticut, Massachusetts, Rhode Island, Maine, New Hampshire and Vermont.
(18)  Jurisdiction of North Carolina, composed of the State of North Carolina.
(19)  Jurisdiction of Ohio, composed of the State of Ohio.
(20)  Jurisdiction of Oklahoma, composed of the State of Oklahoma.
(21)  Jurisdiction of Pennsylvania, composed of the State of Pennsylvania.
(22)  Jurisdiction of South Carolina, composed of the State of South Carolina.
(23)  Jurisdiction of Tennessee, composed of the State of Tennessee.
(24) Jurisdiction of Texas, composed of the State of Texas except for the counties of El Paso and Hudspeth.
(25)  Jurisdiction of Virginia, composed of the State of Virginia.
(26)  Jurisdiction of West Virginia, composed of the State of West Virginia.
(27)  Jurisdiction  of  Northwest   Territory,   composed  of  the  States  of
      Washington, Oregon, Idaho, Utah, Wyoming, Alaska and Montana.

Sec. 2.  Jurisdictional Officers, their Duties and Powers.
(a) Officers. The officers of the Jurisdiction shall be Junior Past President, President, Vice President, Secretary, Treasurer, five Trustees, Escort, Sergeant at Arms (Watchman), Greeter (Sentry), and Musician, who shall be elected by the Jurisdictional Convention. Their terms of office shall be two years or until their successors are elected and qualified. The retiring President, who has presided over one Jurisdictional Convention, shall be Junior Past President by virtue of his (her) office. Except as otherwise provided, no elected Representative to the National Convention may serve as such Representative and as an officer of the Jurisdiction at the same time.
(b) Junior Past President. The Junior Past President or any National or Jurisdictional officer shall instruct each Jurisdictional Convention in the rituals of the Society at every session thereof.
(c)   President.  The President shall:
(1)   preside at all sessions of the Jurisdictional Convention;
(2)   be the judge of elections and declare the results thereof;
(3) appoint all committees necessary to expedite the business of the Jurisdictional Convention;
(4)   fill vacancies in offices by appointment until an election is held;
(5)   sign all documents issued by order of the Jurisdictional Convention;
(6) cooperate with the President of the Society in furthering the interest of the Society within the territorial limits of the Jurisdiction;
(7) make a report to every session pertaining to the business of the Jurisdiction, together with such recommendations as he may deem advisable;
(8) perform such other duties as may be required by the Society's Constitution and Laws or these By-Laws.
(d) Vice President. The Vice President shall maintain order and decorum therein under the direction and control of the President, preside at the sessions of the Jurisdictional Convention during the absence of the President, and assume the office of President upon a vacancy therein.
(e)   Secretary.  The Secretary shall:
(1) correctly record the proceedings of every session of the Jurisdictional Convention and all financial transactions thereof;
(2) receive all moneys due the Jurisdiction and pay the same immediately to the Treasurer thereof taking his receipt therefor;
(3) conduct the correspondence, and keep a record thereof, together with the date, time and place of meetings of all Lodges within each Jurisdiction;
(4) Within ten days after the adjournment of every session thereof, prepare and forward to the Secretary of the Society a copy of the recorded proceedings of same, duly signed by him (her) and the President, together with a duplicate certificate of the members thereof elected to all offices, including representatives therefrom to the National Convention and their alternates when appropriate, and a copy of all resolutions, recommendations and other papers adopted by the Jurisdictional Convention;
(5) perform such other duties as may be required by the Jurisdiction or by the President of the Society.
(f)   Treasurer.  The Treasurer shall:
(1) be the custodian of the funds of the Jurisdiction which they shall deposit in safe depositories to the sole credit thereof;
(2)   keep a correct and complete account of all receipts and disbursements;
(3) pay warrants drawn on him by the Secretary when attested by the President of the Jurisdiction;
(4) make a detailed report to each session of the Jurisdictional Convention regarding his (her) transactions, and furnish a copy thereof to the President, Secretary and Chairman of Trustees of the Jurisdiction.
(g)   Trustees.  Trustees shall:
(1)   examine all claims upon the Jurisdiction;
(2) audit the books of the Secretary and Treasurer at each regular session of the Jurisdictional Convention;
(3) and make a full report thereabout to the Jurisdictional Convention, copies of which they shall furnish to the President, Secretary and Treasurer of the Jurisdiction. Jurisdictional Conventions may elect one of the Trustees as Chairman, or in lieu of such election, the Trustees shall do so themselves.
(h) Escort, Sergeant at Arms (Watchman), Greeter (Sentry) and Musician. They shall perform the duties prescribed for the corresponding officers of local lodges.
(i) Jurisdictional Fraternal Committee--Election, Term of Office, Report to the Jurisdiction. The Jurisdictional Fraternal Committee composed of not fewer than three nor more than five members shall be elected by each Jurisdiction in the same manner and for the same term as the officers of the Jurisdiction. The members of this Committee shall be members of the
Jurisdictional Convention with all rights and privileges of any other member. This Committee shall have the responsibility of promoting fraternalism within the Jurisdiction and of making studies and recommendations concerning the advancement of fraternalism. It should meet at least twice annually to consider the fraternal program of the Jurisdiction and the Society, one such meeting may be held with the officers of the Jurisdiction. This Committee shall coordinate the Jurisdictional Fraternal Program with the National Program through the Executive Vice President's office and the Committee Chairman shall make a consolidated report to each session of the Jurisdictional Convention.
(j) Officers to Report to the Jurisdictional Conventions. All Jurisdictional officers and Representatives to the National Convention shall make written report to Jurisdictional Conventions, reporting their activities on behalf of the Society since assuming their offices.
      The Jurisdictional Secretary shall forward copies of such reports to the Secretary of the Society.

(k) Certain Officers to Furnish Bond. The Secretary, Treasurer, and such other Jurisdictional officers as the Board of Directors and/or the President of the Society may determine, shall furnish an indemnity bond to their Jurisdictions in such sum and form as the Board of Directors and/or the President of the Society shall require, the cost of which shall be paid by the Society. A blanket bond, instead of individual bonds, may be authorized in like manner.
(l) Additional Qualifications of Jurisdictional Officers. Only members of Jurisdictional Conventions shall be eligible for election or appointment to office thereof, or for appointment to a Jurisdictional committee, or as a representative or alternate from a Jurisdiction to the National Convention, provided, however, that no person who has retired as an officer, director or employee, including a field representative, of the Society, and is drawing retirement or disability benefits from the Society, may be elected as Jurisdictional President or as a representative or alternate to the National Convention. No person, including an alternate national representative, may serve in two Jurisdictional offices at the same time. If an officer or national representative accepts appointment to an additional office, he (she) shall automatically vacate the first office held.
(m)   When Jurisdictional Offices and Membership Vacated.
(1) When any Jurisdictional officer, representative from any Jurisdiction and/or his (her) alternate, moves from the territorial limits of his
      (her) jurisdiction for any reason, his (her) office and membership therein shall immediately become vacant, except he (she) reside in an adjoining state and continue active in the jurisdiction he (she) represents.
(2) If the Lodge to which any Jurisdictional officer or representative from a Jurisdiction belongs shall have less than twenty members in good standing on the 31st day of December immediately preceding the session of the Jurisdictional Convention, his (her) office therein shall immediately become vacated, and all rights and privileges thereof shall cease.
      (n) All Jurisdictions and their officers shall implement and enforce the Society's Equal Access Policy which states: Woodmen of the World/Omaha Woodmen Life Insurance Society is an Equal Access fraternal benefit society. It is the policy of Woodmen to seek qualified members on a nondiscriminatory basis and to provide all members with equal access to and allow their participation in Woodmen's lodge system, lodge events, fraternal benefits and all other fraternal activities on a nondiscriminatory basis.

Sec. 3.  Jurisdictional Sessions, Quorums, and Expenses.
(a) Regular and Interim Sessions. Jurisdictional Conventions shall hold regular sessions at such place within their territorial limits as they shall determine, on such dates as the President of the Society shall approve, which shall not be earlier than the first Tuesday in March nor later than the fourth Tuesday in May of 1965 and every four years thereafter. The Secretary of the Jurisdiction shall notify the Secretary of the Society of the place chosen for the next session of their Jurisdictional Convention not later than November 30th preceding any session thereof.
      At regular sessions, Jurisdictional Conventions shall elect their officers and representatives and alternates to the National Convention, and they shall transact such other business as may rightfully come before them in accordance with the Society's Constitution and Laws and these By-Laws.
      Interim sessions of Jurisdictional Conventions shall be held in each of the odd-numbered years, except the years in which regular sessions are held, on such dates as the President of the Society shall approve, which shall not be earlier than the first Tuesday in March, nor later than the last Tuesday in July, during which interim sessions they shall elect their officers and special emphasis shall be given to Lodge and fraternal activities of the Jurisdiction.
(b) Special Sessions. Jurisdictional Presidents shall call special sessions of the Jurisdictional Conventions upon the request of the Board of Directors only. Special sessions thereof shall be composed of the members of the last session thereof or such alternates thereto as are authorized by these By-Laws. Special sessions may consider only those matters as shall be set out in the call for the meeting and no other.
(c)   Jurisdictional Expenses, Dues, and Member Proration.
(1) Expenses. Jurisdictions shall approve and shall pay those expenses associated with the Jurisdictional Convention. As to reasonable expenses of members thereof, or compensation of officers in addition to their reasonable expenses, no claim shall be allowed by any Jurisdictional Convention unless and until the same has been referred to, and approved by, the Trustees or a committee of the Jurisdiction appointed for that purpose, and then only after such recommendation has been adopted, in whole or in part, by vote by the Jurisdictional Convention.
            Any Past President not residing within the territory of the Jurisdiction shall be limited to travel expenses from the Lodge within the Jurisdiction in which he holds a membership to the site of the Jurisdictional Convention.
(2) Jurisdictional Dues. Each Jurisdiction, in order to meet its expenses, shall establish dues of not less than 50 cents, nor more than $1.25, per year, on every adult member within its territorial limits, as shown by the records of the Secretary of the Society as of November 30th of the year immediately preceding. Said sums shall be deducted from the fraternal dues paid by the members of the subordinate bodies to the Home Office of the Society. It shall be the duty of the Secretary of the Society, not later than February 1st of each year, to credit or remit to the Jurisdictional Secretaries the dues levied hereunder, charging the same to the respective subordinate bodies.
(3) Member Proration. In addition to all other sums, the Society shall pay to every Jurisdictional Convention while it is in regular or interim session, a member proration. The amount of member proration shall be established by the Board of Directors for each and every good standing member credited to the subordinate bodies located therein as shown by the records of the Secretary of the Society as of November 30th,
      immediately   preceding   any   regular  or   interim   session  of  the
      Jurisdictional   Conventions.   Said   sums   shall   be   paid  to  the
      Jurisdictional Treasurers to assist in defraying expenses of the Jurisdiction.
            The reasonable expenses of delegates from a Lodge to attend their Jurisdictional Conventions, or any part of such expense, shall be paid by the Lodge represented by such delegate. Should the proration herein provided for, and contributed by the Society, exceed the expenses of the Jurisdictional Conventions, the latter may use such surplus to pay, in whole or in part, said delegates' reasonable expenses.
(d) Prerogatives of Officers of the National Convention. Officers of the National Convention shall be admitted to all sessions of the Jurisdictional Conventions, with full authority to report and discuss any matter affecting the Society, but they shall have no vote therein.
      Should the President or any other officer or member of a Jurisdictional Convention proceed contrary to the laws of the Society, the highest ranking officer of the National Convention present shall have authority to assume the station and power of the President.

      Should any officer or member of a Jurisdiction refuse to allow or prevent said officer of the National Convention from assuming the station and power of the President, said Jurisdiction shall be denied representation in the National Convention.
(e) Quorum. A majority of the members entitled to sit in any session of any Jurisdictional Convention and a majority of any committee of any Jurisdiction shall constitute a quorum for the transaction of any business rightfully presented for action. A simple majority of a quorum shall be sufficient for the transaction of any such business.
(f) Order of Business. The order of business at each session of the Jurisdictional Conventions shall be the same as that of the National Convention as near as practical.
(g) Installation of Jurisdictional Officers. The officers of Jurisdictions shall be installed by the President of the Society or other national officer, or by a Past President of the Jurisdiction.

RULES OF ORDER FOR USE BY SUBORDINATE BODIES


      Sec. 1. When the President takes the Chair the officers and members take their respective seats.

      Sec. 2. No member shall interrupt another while speaking unless to raise a point of order, and while speaking no member shall pass between him
(her) and the President.

      Sec. 3. Every member who desires to speak shall arise and respectfully address the President, and while speaking, shall confine himself (herself) to the question under consideration and avoid all personalities, indecorous and sarcastic language, or reflection on the Lodge, or its members.

      Sec. 4. If two or more members arise to speak at the same time, the President shall decide which is entitled to the floor.

      Sec. 5. No member shall speak more than once on the same subject until all members desiring to speak shall have had an opportunity to do so, and not more than twice without permission from the President.

      Sec. 6. If a member, while speaking, be called to order by the President he (she) shall cease speaking and take his (her) seat until the question of order has been determined and permission is given him (her) by the President to proceed.

      Sec. 7. No motion shall be subject to debate until it has been seconded and stated by the President, and it shall be reduced to writing if requested by any member.


      Sec. 8. Any member may call for a division of a question, which shall be divided if it embraces two or more distinct propositions.

      Sec. 9. When a question is before the Lodge, no other motion shall be entertained except to move the previous question, to lay on the table, to postpone indefinitely, to postpone to a certain time, to recommit or to amend, which motions shall severally have precedence in the order named.

      Sec. 10. When a question is postponed indefinitely, it shall not be acted on again during the session.

      Sec. 11. On the call of five members, the Lodge may demand that the previous question shall be put, and until it is decided, further amendments to the main question and debate thereon shall be precluded.

      Sec. 12. The previous question shall be put in this form: "Shall the main question be now put?"

      Sec. 13. When a blank is to be filled and different sums, numbers or times shall be proposed, the question shall first be taken on the highest sum or number and on the longest or latest time.

      Sec. 14. Every member present shall, if requested, vote on every question before the Lodge unless for special reason the Lodge shall excuse him (her).

      Sec. 15. No motion for reconsideration shall be entertained unless moved by a member who voted with the majority in the first instance and be made within two meetings after taking the vote on the motion.

      Sec. 16. The member first named on a committee shall act as chairman thereof, unless one shall be agreed on by the committee.

      Sec. 17. The consequences of a measure may be attacked in strong terms, but the good faith of those who propose or advocate it shall not be challenged.

      Sec. 18. While the President is putting a question or addressing the Lodge, no member shall walk about or leave the hall or engage in conversation.

      Sec. 19. No motion can be made by a member while another is speaking, and no motion can be made without the member's arising and addressing the Chair.

      Sec. 20. No member shall arise to speak until the one occupying the floor shall have taken his (her) seat, and if the member wishing to follow has spoken on the subject twice, he (she) shall not be recognized by the President until others have had an opportunity to speak.

      Sec. 21. No member shall commence speaking on a question until recognized by the President.

      Sec. 22. Whenever a question shall arise in the Lodge as to the construction of the laws, it shall be referred to the President of the Society, whose decision shall be entered on the minutes and be final.

      Sec. 23. In all matters not expressly covered above, any questions of order shall be resolved as provided by the most currently available edition of Robert's Rules of Order.

                         DUTIES OF EXECUTIVE OFFICERS

                            Sec. 1. The President.
      The President shall be the chief executive officer of the Society and shall have general supervision over the affairs of the Society. The President shall:
      (a) be a member of all Standing Committees of the Society;
      (b) preside over all sessions of the National Convention, and all meetings of the Standing Committees of the Society or designate someone to do so;
      (c) enter into written contracts with Field Associates for the solicitation of applications for membership under such terms as may be agreed upon, subject to the review of any such contracts by the Board of Directors at its discretion;
      (d)  prescribe  and/or  approve all forms,  blanks and all other printed materials and publications issued or used by the Society, the National Convention and any of its departments, subdivisions, subordinate bodies and associates, or cause the same to be done, and no officer, associate, or member, or other persons, shall publish or use any such materials not so authorized or approved;
      (e) prescribe the forms of all benefit certificates of membership to be issued by the Society; shall prescribe all plans under which persons are admitted to membership in the Society, together with the rates of payments under any and all such certificates when such plans and amounts have not been theretofore prescribed by the National Convention or the Board of Directors;
      (f) have authority to reinsure or coinsure the Society's liability, or any portion thereof, on any and all certificates of membership now outstanding and/or hereafter issued;
      (g) with the assistance and approval of the Board of Directors, prepare and publish the rituals and ceremonials of the Society; be the custodian of and instructor in all the rituals thereof; and promulgate to all Lodges the password to be used in conjunction with the historic ritual;
      (h) examine, or cause to be examined, every application for membership in the Society and every application for any benefit and, if found to conform to all requirements for such, he shall approve said applications or cause the same to be done;
      (i) subject to the limitations elsewhere contained in the Constitution and Laws, establish rules and rates with reference to applications on standard and substandard risks and with respect thereto, shall classify all such risks as to physical and mental impairment, occupation, residence, habits, morals, environment, finances, previous experience and any other factors that may be deemed wise, and cause to be fixed such rules, rates and extra rates as may be required by customary underwriting practices;

      (j) grant written dispensations for any purpose except to admit a person to membership who is not physically or mentally qualified under the Constitution and Laws, provided, that no authority is given to do anything that will impair the contract of a beneficiary member of the Society;
      (k) make a report on the state of affairs of the Society at each regular session of the National Convention;
      (l) sign all documents and other papers requiring his signature and customarily signed by the President of a corporation;
      (m) appoint committees from the good standing adult beneficiary members of the Society to assist in the Society's management, to be known as Presidential Committees and they shall be responsible to and under the direction of the President;
      (n) appoint persons to examine or audit the books, records and accounts of any subordinate body of the Society, or officers thereof, and may suspend or remove from office any officer of any subordinate body thereof when satisfactory information exists that any such officer is negligent of his duties or incompetent;
      (o) Whenever the President of the Society believes that the funds and/or property of any subordinate body are being, or will be improperly diverted, disposed of, wasted, destroyed, or distributed, he shall have full authority, in the name of the Society, to have such action enjoined and to seize such funds and/or property by action in court or otherwise, in order to preserve the same. He may render to the subordinate body concerned such report regarding any examination of its books or such other action herein authorized as he shall deem necessary.
      (p) discipline, and in furtherance thereof, shall have power to suspend or revoke charters of subordinate bodies for:
(1) refusing to conform to this Constitution and Laws and to the By-Laws and Rules of Order of subordinate Lodges;
(2)   refusing to make reports required by the Society or any of its officers;
(3) wrongfully withholding any funds or property belonging to the Society or any of its subordinate bodies;
(4) disseminating communications or circulars derogatory to the Society or any of its officers;
(5) soliciting contributions when not authorized by the President of the Society except for typical fraternal and community activities;
(6) instituting suits or other legal proceedings against the Society or any of its officers without first using the Problem Resolution Procedures as outlined in Article 8 of the Constitution and Laws;
(7) failing or refusing to comply with or conform to any lawful demand by the President or other officers of the Society.
      The members of any subordinate body whose charter has been suspended or revoked shall continue to make their required payments, including applicable fraternal dues, to the Home Office of the Society until the matter shall be finally determined in accordance with the Constitution and Laws.
      Any member of the Society who is found by the President of the Society, after due inquiry, to be responsible for any of the foregoing acts, shall be barred from a seat in any Jurisdictional or National Convention, and if occupying such an office, shall be removed and if such member is an officer of a subordinate body of the Society, the President of the Society may declare the office vacant.
      Any subordinate body, and any member thereof, aggrieved by any action herein authorized may appeal to the Judiciary Committee by giving written notice thereof to the Secretary of the Society within thirty days after notice of any such action. The matter shall be disposed of by the Judiciary Committee as provided in Art. 9 of the Constitution and Laws.
      (q) appoint one or more approving officers who shall serve at the pleasure of the Executive Committee, and whose duty it shall be to examine and approve every claim against the Society payable from any of its funds, except in any benefit certificate, and no check shall be drawn unless and until approved by an approving officer (No such person shall have authority to approve his or her own claim against the Society);
      (r) except as otherwise specified by the Board of Directors within its constitutional authority, and not inconsistently with or repugnant to their duties and functions set forth and defined elsewhere in the Constitution and Laws, the President shall have authority to designate the title of any officer or other person employed in any capacity by the Society and to assign and reassign the duties of all Executive Officers, officers and associates of the Society;
      (s) upon the recommendation of the President, the Board of Directors shall appoint a General Counsel and/or Chief Legal Officer, who shall serve at the pleasure of the Board, and who shall be under the direct supervision of the President and shall perform all duties assigned ;
      (t)  appoint  a  Medical   Director   who  shall  be  under  the  direct
supervision  of the  Chief  Underwriter  and  who  shall  perform  all  duties assigned;
      (u) perform such other duties as are imposed upon him in the Constitution and Laws or as may be assigned to him by the National Convention and/or the Board of Directors and which are not otherwise inconsistent with the Constitution and Laws.

Sec. 2.  Executive Vice President/Fraternal.
      The  Executive  Vice   President/Fraternal   shall  perform  all  duties
assigned and the following:
      (a) administers the National Fraternal Program and reports on same to the National Convention.

Sec. 3.  Executive Vice President/Operations and Secretary.
      The  Secretary   shall  be  in  charge  of  operations   and  the  chief
corresponding and recording officer of the Society and shall:
(a) be responsible for and keep and maintain all the official records of the Society, the National Convention, the Board of Directors, the Standing Committees of the Society, and all other committees provided for herein, except such records as are specifically exempted and made the special trust of another officer under the Constitution and Laws;

(b) At all sessions of the National Convention, meetings of the Board of Directors, and Standing Committees, all bills, communications and all other papers shall be read by him, or by someone appointed by the President, except reports of other committees, which may be read by the Chairman or any member thereof;
(c) make a full and complete report of all his transactions to every regular session of the National Convention;
(d) make full and complete reports, in the manner and time required by the several state insurance departments and all other government agencies having jurisdiction over any of the affairs of the Society;
(e) sign all official documents of the Society requiring his signature, affixing thereto the seal of the Society when necessary; and he shall prepare and certify, under the seal of the Society, all copies of books, records, and all other documents of the Society, or portions thereof, which may be required for any purpose;
(f) be the custodian of all the supplies, furniture, fixtures, and other personal property belonging to the Society, excepting cash and investments, and shall dispose of same only upon proper orders and in accordance therewith, keeping a complete and accurate account of all such purchases, sales, resales, and/or exchanges thereof;
(g)   be a member of all the Standing Committees of the Society;
(h) perform all other duties customarily performed by the Secretary of a corporation; and,
(i) perform all duties imposed upon him by the Constitution and Laws, and such other duties as may be assigned to him by the Board of Directors or the President.

Sec. 4.  Executive Vice President/Finance and Treasurer.
      The Treasurer shall be the chief financial officer and the chief accounting, auditing and budgeting officer of the Society and shall:
(a) prepare, make and maintain such records and reports thereabout as may be required of him by the Board of Directors and/or the President;

(b)   be the custodian of the uninvested funds of the Society;
(c) deposit, to the sole credit of the Society, all funds belonging to the Society in depositories designated by him and approved by the Board of Directors;
(d) prepare a statement of the Society's receipts and disbursements, on a monthly basis, and the same shall be published in the official publication of the Society at least semiannually;
(e) keep a separate account of all the funds of the Society, shall make and furnish to the President and Secretary of the Society a statement showing the balance on hand in each of said funds on the first day of each month, shall have his books and accounts balanced in time for examination by the Audit Committee at their regular meeting, and shall make a report to the National Convention;
(f) issue checks, drafts or other orders drawn on the Society and which have been duly approved;
(g)   be a member of all the Standing Committees of the Society;
(h) perform all other duties customarily performed by the Treasurer of a corporation; and,
(i) perform all duties imposed upon him by the Constitution and Laws, and such other duties as may be assigned to him by the Board of Directors or the President.

Sec. 5. Other Executive Vice President Duties. The Senior most Executive Vice President shall perform the following additional duties:
(a)   perform the duties of the President when the latter is disabled;

(b) preside at meetings of the Board of Directors in the absence of both the Chairman of the Board and the President;
(c) be a member of all the Standing Committees of the Society and preside over same in the absence of the President; and,
(d) perform all duties imposed upon him by the Constitution and Laws, and such other duties as may be assigned to him by the Board of Directors or the President.



Exhibit  (8)(e(

                           PARTICIPATION AGREEMENT
                                    Among
   Woodmen of the World Life Insurance Society/Omaha Woodmen Life Insurance
                                   Society
                       PIMCO VARIABLE INSURANCE TRUST,
                                     and
                       PIMCO ADVISORS DISTRIBUTORS LLC
THIS AGREEMENT, dated as of the 12 day of       January,  2004,  by and  among
Woodmen of the World Life Insurance Society/Omaha Woodmen Life Insurance Society (the "Company"), a Nebraska fraternal benefit society treated as a life insurance company, on its own behalf and on behalf of each segregated asset account of the Company set forth on Schedule A hereto as may be amended from time to time (each account hereinafter referred to as the "Account"), PIMCO Variable Insurance Trust (the "Fund"), a Delaware business trust, and PIMCO Advisors Distributors LLC (the "Underwriter"), a Delaware limited liability company.
WHEREAS, the Fund engages in business as an open-end management investment company and is available to act as the investment vehicle for separate
accounts   established  for  variable  life  insurance  and  variable  annuity contracts (the "Variable Insurance Products") to be offered by insurance companies which have entered into participation agreements with the Fund and Underwriter ("Participating Insurance Companies");
WHEREAS, the shares of beneficial interest of the Fund are divided into several series of shares, each designated a "Portfolio" and representing the interest in a particular managed portfolio of securities and other assets; WHEREAS, the Fund has obtained an order from the Securities and Exchange Commission (the "SEC") granting Participating Insurance Companies and variable annuity and variable life insurance separate accounts exemptions from the provisions of sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended, (the "1940 Act") and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, if and to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies (the "Mixed and Shared Funding Exemptive Order"); WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and shares of the Portfolios are registered under the Securities Act of 1933, as amended (the "1933 Act");
WHEREAS, Pacific Investment Management Company (the "Adviser"), which serves as investment adviser to the Fund, is duly registered as an investment adviser under the federal Investment Advisers Act of 1940, as amended; WHEREAS, the Company has issued or will issue certain variable life insurance and/or variable annuity contracts supported wholly or partially by the Account (the "Contracts"), and said Contracts are listed in Schedule A hereto, as it may be amended from time to time by mutual written agreement; WHEREAS, the Account is duly established and maintained as a segregated asset account, duly established by the Company, on the date shown for such Account on Schedule A hereto, to set aside and invest assets attributable to the aforesaid Contracts;
WHEREAS, the Underwriter, which serves as distributor to the Fund, is registered as a broker dealer with the SEC under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and is a member in good standing of the National Association of Securities Dealers, Inc. (the "NASD"); and
WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase Administrative Class shares in the Portfolios listed in Schedule A hereto, as it may be amended from time to time by mutual written agreement (the "Designated Portfolios") on behalf of the Account to fund the aforesaid Contracts, and the Underwriter is authorized to sell such shares to the Account at net asset value;
NOW, THEREFORE, in consideration of their mutual promises, the Company, the Fund and the Underwriter agree as follows:
ARTICLE I.  Sale of Fund Shares

The Fund has granted to the Underwriter exclusive authority to distribute the Fund's shares, and has agreed to instruct, and has so instructed, the Underwriter to make available to the Company for purchase on behalf of the Account Fund shares of those Designated Portfolios selected by the Underwriter. Pursuant to such authority and instructions, and subject to
Article X hereof, the Underwriter agrees to make available to the Company for purchase on behalf of the Account, shares of those Designated Portfolios listed on Schedule A to this Agreement, such purchases to be effected at net asset value in accordance with Section 1.3 of this Agreement.
Notwithstanding the foregoing, (i) Fund series (other than those listed on Schedule A) in existence now or that may be established in the future will be made available to the Company only as the Underwriter may so provide, and
(ii) the Board of Trustees of the Fund (the "Board") may suspend or terminate the offering of Fund shares of any Designated Portfolio or class thereof, if such action is required by law or by regulatory authorities having jurisdiction or if, in the sole discretion of the Board acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, suspension or termination is necessary in the best interests of the shareholders of such Designated Portfolio.

The Fund shall redeem, at the Company's request, any full or fractional Designated Portfolio shares held by the Company on behalf of the Account, such redemptions to be effected at net asset value in accordance with Section
1.3 of this Agreement. Notwithstanding the foregoing, (i) the Company shall not redeem Fund shares attributable to Contract owners except in the circumstances permitted in Section 10.3 of this Agreement, and (ii) the Fund may delay redemption of Fund shares of any Designated Portfolio to the extent permitted by the 1940 Act, and any rules, regulations or orders thereunder.

Purchase and Redemption Procedures

The Fund hereby appoints the Company as an agent of the Fund for the limited purpose of receiving purchase and redemption requests on behalf of the Account (but not with respect to any Fund shares that may be held in the general account of the Company) for shares of those Designated Portfolios made available hereunder, based on allocations of amounts to the Account or subaccounts thereof under the Contracts and other transactions relating to the Contracts or the Account. Receipt of any such request (or relevant transactional information therefor) on any day the New York Stock Exchange is open for trading and on which the Fund calculates its net asset value pursuant to the rules of the SEC (a "Business Day") by the Company as such limited agent of the Fund prior to the time that the Fund ordinarily calculates its net asset value as described from time to time in the Fund Prospectus (which as of the date of execution of this Agreement is 4:00 p.m. Eastern Time) shall constitute receipt by the Fund on that same Business Day, provided that the Fund receives notice of such request by 9:00 a.m. Eastern Time on the next following Business Day.

The Company shall pay for shares of each Designated Portfolio on the same day that it notifies the Fund of a purchase request for such shares. Payment for Designated Portfolio shares shall be made in federal funds transmitted to the Fund by wire to be received by the Fund by 4:00 p.m. Eastern Time on the Business Day the Fund is notified of the purchase request for Designated Portfolio shares (unless the Fund determines and so advises the Company that sufficient proceeds are available from redemption of shares of other Designated Portfolios effected pursuant to redemption requests tendered by the Company on behalf of the Account). If federal funds are not received on time, such funds will be invested, and Designated Portfolio shares purchased thereby will be issued, as soon as practicable and the Company shall promptly, upon the Fund's request, reimburse the Fund for any charges, costs, fees, interest or other expenses incurred by the Fund in connection with any advances to, or borrowing or overdrafts by, the Fund, or any similar expenses incurred by the Fund, as a result of portfolio transactions effected by the Fund based upon such purchase request. Upon receipt of federal funds so wired, such funds shall cease to be the responsibility of the Company and shall become the responsibility of the Fund.

Payment for Designated Portfolio shares redeemed by the Account or the Company shall be made in federal funds transmitted by wire to the Company or any other designated person on the next Business Day after the Fund is properly notified of the redemption order of such shares (unless redemption proceeds are to be applied to the purchase of shares of other Designated Portfolios in accordance with Section 1.3(b) of this Agreement), except that the Fund reserves the right to redeem Designated Portfolio shares in assets other than cash and to delay payment of redemption proceeds to the extent permitted under Section 22(e) of the 1940 Act and any Rules thereunder, and in accordance with the procedures and policies of the Fund as described in the then current prospectus. The Fund shall not bear any responsibility whatsoever for the proper disbursement or crediting of redemption proceeds by the Company; the Company alone shall be responsible for such action.

Any purchase or redemption request for Designated Portfolio shares held or to be held in the Company's general account shall be effected at the net asset value per share next determined after the Fund's receipt of such request, provided that, in the case of a purchase request, payment for Fund shares so requested is received by the Fund in federal funds prior to close of business for determination of such value, as defined from time to time in the Fund Prospectus.

The Fund shall use its best efforts to make the net asset value per share for each Designated Portfolio available to the Company by 7:00 p.m. Eastern Time each Business Day, and in any event, as soon as reasonably practicable after the net asset value per share for such Designated Portfolio is calculated, and shall calculate such net asset value in accordance with the Fund's Prospectus. Neither the Fund, any Designated Portfolio, the Underwriter, nor any of their affiliates shall be liable for any information provided to the Company pursuant to this Agreement which information is based on incorrect information supplied by the Company or any other Participating Insurance Company to the Fund or the Underwriter.

The Fund shall furnish notice (by wire or telephone followed by written confirmation) to the Company as soon as reasonably practicable of any income dividends or capital gain distributions payable on any Designated Portfolio shares. The Company, on its behalf and on behalf of the Account, hereby elects to receive all such dividends and distributions as are payable on any Designated Portfolio shares in the form of additional shares of that Designated Portfolio. The Company reserves the right, on its behalf and on behalf of the Account, to revoke this election and to receive all such dividends and capital gain distributions in cash. The Fund shall notify the Company promptly of the number of Designated Portfolio shares so issued as payment of such dividends and distributions.

Issuance and transfer of Fund shares shall be by book entry only. Stock certificates will not be issued to the Company or the Account. Purchase and redemption orders for Fund shares shall be recorded in an appropriate ledger for the Account or the appropriate subaccount of the Account.

(a) The parties hereto acknowledge that the arrangement contemplated by this Agreement is not exclusive; the Fund's shares may be sold to other insurance companies (subject to Section 1.8 hereof) and the cash value of the Contracts may be invested in other investment companies, provided, however, that until this Agreement is terminated pursuant to Article X, the Company shall promote the Designated Portfolios on the same basis as other funding vehicles available under the Contracts. Funding vehicles other than those listed on Schedule A to this Agreement may be available for the investment of the cash value of the Contracts, provided, however, (i) any such vehicle or series thereof, has investment objectives or policies that are substantially different from the investment objectives and policies of the Designated Portfolios available hereunder; (ii) the Company gives the Fund and the Underwriter 45 days written notice of its intention to make such other investment vehicle available as a funding vehicle for the Contracts; and
(iii) unless such other investment company was available as a Funding vehicle for the Contracts prior to the date of this Agreement and the Company has so informed the Fund and the Underwriter prior to their signing this Agreement, the Fund or Underwriter consents in writing to the use of such other vehicle, such consent not to be unreasonably withheld.

                   The  Company  shall  not,   without  prior  notice  to  the
Underwriter (unless otherwise required by applicable law), take any action to operate the Account as a management investment company under the 1940 Act.

                  The  Company   shall  not,   without  prior  notice  to  the
Underwriter (unless otherwise required by applicable law), induce Contract owners to change or modify the Fund or change the Fund's distributor or investment adviser.

                  (d) The Company shall not, without prior notice to the Fund, induce Contract owners to vote on any matter submitted for consideration by the shareholders of the Fund in a manner other than as recommended by the Board of Trustees of the Fund.

The Underwriter and the Fund shall sell Fund shares only to Participating Insurance Companies and their separate accounts and to persons or plans ("Qualified Persons") that communicate to the Underwriter and the Fund that they qualify to purchase shares of the Fund under Section 817(h) of the Internal Revenue Code of 1986, as amended (the "Code") and the regulations thereunder without impairing the ability of the Account to consider the portfolio investments of the Fund as constituting investments of the Account for the purpose of satisfying the diversification requirements of Section 817(h). The Underwriter and the Fund shall not sell Fund shares to any insurance company or separate account unless an agreement complying with
Article VI of this Agreement is in effect to govern such sales, to the extent required. The Company hereby represents and warrants that it and the Account are Qualified Persons. The Fund reserves the right to cease offering shares of any Designated Portfolio in the discretion of the Fund.

ARTICLE II.  Representations and Warranties

The Company represents and warrants that the Contracts (a) are, or prior to issuance will be, registered under the 1933 Act, or (b) are not registered because they are properly exempt from registration under the 1933 Act or will be offered exclusively in transactions that are properly exempt from registration under the 1933 Act. The Company further represents and warrants that the Contracts will be issued and sold in compliance in all material respects with all applicable federal securities and state securities and insurance laws and that the sale of the Contracts shall comply in all material respects with state insurance suitability requirements. The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law, that it has legally and validly established the Account prior to any issuance or sale thereof as a segregated asset account under Nebraska insurance laws, and that it (a) has registered or, prior to any issuance or sale of the Contracts, will register the Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts, or alternatively (b) has not registered the Account in proper reliance upon an exclusion from registration under the 1940 Act. The Company shall register and qualify the Contracts or interests therein as securities in accordance with the laws of the various states only if and to the extent deemed advisable by the Company.

The Fund represents and warrants that Fund shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with applicable state and federal securities laws and that the Fund is and shall remain registered under the 1940 Act. The Fund shall amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares. The Fund shall register and qualify the shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Fund or the Underwriter.

The Fund may make payments to finance distribution expenses pursuant to Rule 12b-1 under the 1940 Act. Prior to financing distribution expenses pursuant to Rule 12b-1, the Fund will have the Board, a majority of whom are not interested persons of the Fund, formulate and approve a plan pursuant to Rule 12b-1 under the 1940 Act to finance distribution expenses.

The Fund makes no representations as to whether any aspect of its operations, including, but not limited to, investment policies, fees and expenses, complies with the insurance and other applicable laws of the various states.

The Fund represents that it is lawfully organized and validly existing under the laws of the State of Delaware and that it does and will comply in all material respects with the 1940 Act.

The Underwriter represents and warrants that it is a member in good standing of the NASD and is registered as a broker-dealer with the SEC. The Underwriter further represents that it will sell and distribute the Fund shares in accordance with any applicable state and federal securities laws.

The  Fund  and  the  Underwriter  represent  and  warrant  that  all of  their trustees/directors, officers, employees, investment advisers, and other individuals or entities dealing with the money and/or securities of the Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Fund in an amount not less than the minimum coverage as required currently by Rule 17g-1 of the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

The Company represents and warrants that all of its directors, officers, employees, and other individuals/entities employed or controlled by the Company dealing with the money and/or securities of the Account are covered by a blanket fidelity bond or similar coverage for the benefit of the Account, in an amount not less than $5 million. The aforesaid bond includes coverage for larceny and embezzlement and is issued by a reputable bonding company. The Company agrees to hold for the benefit of the Fund and to pay to the Fund any amounts lost from larceny, embezzlement or other events covered by the aforesaid bond to the extent such amounts properly belong to the Fund pursuant to the terms of this Agreement. The Company agrees to make all reasonable efforts to see that this bond or another bond containing these provisions is always in effect, and agrees to notify the Fund and the Underwriter in the event that such coverage no longer applies.

ARTICLE III.  Prospectuses and Proxy Statements; Voting

The Underwriter shall provide the Company with as many copies of the Fund's current prospectus as the Company may reasonably request. The Company shall bear the expense of printing copies of the current prospectus for the
Contracts that will be distributed to existing Contract owners, and the Company shall bear the expense of printing copies of the Fund's prospectus that are used in connection with offering the Contracts issued by the Company. If requested by the Company in lieu thereof, the Fund shall provide such documentation (including a final copy of the new prospectus in electronic format at the Fund's expense) and other assistance as is reasonably necessary in order for the Company once each year (or more frequently if the prospectus for the Fund is amended) to have the prospectus for the Contracts and the Fund's prospectus printed together in one document (such printing to be at the Company's expense).

The Fund's prospectus shall state that the current Statement of Additional Information ("SAI") for the Fund is available, and the Underwriter (or the Fund), at its expense, shall provide a reasonable number of copies of such SAI free of charge to the Company for itself and for any owner of a Contract who requests such SAI.

The Fund shall provide the Company with information regarding the Fund's expenses, which information may include a table of fees and related narrative disclosure for use in any prospectus or other descriptive document relating to a Contract. The Company agrees that it will use such information in the form provided. The Company shall provide prior written notice of any proposed modification of such information, which notice will describe in detail the manner in which the Company proposes to modify the information, and agrees that it may not modify such information in any way without the prior consent of the Fund.

The Fund, at its expense, shall provide the Company with copies of its proxy material, reports to shareholders, and other communications to shareholders in such quantity as the Company shall reasonably require for distributing to Contract owners.

The Company shall:

solicit voting instructions from Contract owners;

                  vote  the  Fund  shares  in  accordance  with   instructions
                        received from Contract owners; and

                  vote Fund shares for which no instructions have been received in the same proportion as Fund shares of such portfolio for which instructions have been received,

so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners or to the extent otherwise required by law. The Company will vote Fund shares held in any segregated asset account in the same proportion as Fund shares of such portfolio for which voting instructions have been received from Contract owners, to the extent permitted by law.
Participating Insurance Companies shall be responsible for assuring that each of their separate accounts participating in a Designated Portfolio calculates voting privileges as required by the Shared Funding Exemptive Order and consistent with any reasonable standards that the Fund may adopt and provide in writing.

ARTICLE IV.  Sales Material and Information

The Company shall furnish, or shall cause to be furnished, to the Fund or its designee, each piece of sales literature or other promotional material that the Company develops and in which the Fund (or a Designated Portfolio thereof) or the Adviser or the Underwriter is named. No such material shall be used until approved by the Fund or its designee, and the Fund will use its best efforts for it or its designee to review such sales literature or promotional material within ten Business Days after receipt of such material. The Fund or its designee reserves the right to reasonably object to the continued use of any such sales literature or other promotional material in which the Fund (or a Designated Portfolio thereof) or the Adviser or the Underwriter is named, and no such material shall be used if the Fund or its designee so object.

The Company shall not give any information or make any representations or statements on behalf of the Fund or concerning the Fund or the Adviser or the Underwriter in connection with the sale of the Contracts other than the information or representations contained in the registration statement or prospectus or SAI for the Fund shares, as such registration statement and prospectus or SAI may be amended or supplemented from time to time, or in reports or proxy statements for the Fund, or in sales literature or other promotional material approved by the Fund or its designee or by the Underwriter, except with the permission of the Fund or the Underwriter or the designee of either.

The Fund and the Underwriter, or their designee, shall furnish, or cause to be furnished, to the Company, each piece of sales literature or other promotional material that it develops and in which the Company, and/or its Account, is named. No such material shall be used until approved by the Company, and the Company will use its best efforts to review such sales literature or promotional material within ten Business Days after receipt of such material. The Company reserves the right to reasonably object to the continued use of any such sales literature or other promotional material in which the Company and/or its Account is named, and no such material shall be used if the Company so objects.

The Fund and the Underwriter shall not give any information or make any representations on behalf of the Company or concerning the Company, the Account, or the Contracts other than the information or representations contained in a registration statement, prospectus (which shall include an offering memorandum, if any, if the Contracts issued by the Company or interests therein are not registered under the 1933 Act), or SAI for the Contracts, as such registration statement, prospectus, or SAI may be amended or supplemented from time to time, or in published reports for the Account which are in the public domain or approved by the Company for distribution to Contract owners, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company.

The Fund will provide to the Company at least one complete copy of all registration statements, prospectuses, SAIs, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Fund or its shares, promptly after the filing of such document(s) with the SEC or other regulatory authorities.

The  Company  will  provide  to the Fund at  least  one  complete  copy of all registration statements, prospectuses (which shall include an offering memorandum, if any, if the Contracts issued by the Company or interests therein are not registered under the 1933 Act), SAIs, reports, solicitations for voting instructions, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Contracts or the Account, promptly after the filing of such document(s) with the SEC or other regulatory authorities. The Company shall provide to the Fund and the Underwriter any complaints received from the Contract owners pertaining to the Fund or the Designated Portfolio.

The Fund will provide the Company with as much notice as is reasonably practicable of any proxy solicitation for any Designated Portfolio, and of any material change in the Fund's registration statement, particularly any change resulting in a change to the registration statement or prospectus for any Account. The Fund will work with the Company so as to enable the Company to solicit proxies from Contract owners, or to make changes to its prospectus or registration statement, in an orderly manner. The Fund will make reasonable efforts to attempt to have changes affecting Contract prospectuses become effective simultaneously with the annual updates for such prospectuses.

For purposes of this Article IV, the phrase "sales literature and other promotional materials" includes, but is not limited to, any of the following that refer to the Fund or any affiliate of the Fund: advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and registration statements, prospectuses, SAIs, shareholder reports, proxy materials, and any other communications distributed or made generally available with regard to the Fund.

ARTICLE V.  Fees and Expenses

The Fund and the Underwriter shall pay no fee or other compensation to the Company under this Agreement, except that if the Fund or any Portfolio adopts and implements a plan pursuant to Rule 12b-1 to finance distribution expenses, then the Fund or Underwriter may make payments to the Company or to the underwriter for the Contracts if and in amounts agreed to by the Underwriter in writing, and such payments will be made out of existing fees otherwise payable to the Underwriter, past profits of the Underwriter, or other resources available to the Underwriter. Currently, no such payments are contemplated.

All expenses incident to performance by the Fund under this Agreement shall be paid by the Fund. The Fund shall see to it that all its shares are registered and authorized for issuance in accordance with applicable federal law and, if and to the extent deemed advisable by the Fund, in accordance with applicable state laws prior to their sale. The Fund shall bear the expenses for the cost of registration and qualification of the Fund's shares, preparation and filing of the Fund's prospectus and registration statement, proxy materials and reports, setting the prospectus in type, setting in type and printing the proxy materials and reports to shareholders (including the costs of printing a prospectus that constitutes an annual report), the preparation of all statements and notices required by any federal or state law, and all taxes on the issuance or transfer of the Fund's shares.

The Company shall bear the expenses of distributing the Fund's prospectus to owners of Contracts issued by the Company and of distributing the Fund's proxy materials and reports to such Contract owners.

ARTICLE VI.  Diversification and Qualification

The Fund will invest its assets in such a manner as to ensure that the Contracts will be treated as annuity or life insurance contracts, whichever is appropriate, under the Code and the regulations issued thereunder (or any successor provisions). Without limiting the scope of the foregoing, each Designated Portfolio has complied and will continue to comply with Section 817(h) of the Code and Treasury Regulation 1.817-5, and any Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts, and any amendments or other modifications or successor provisions to such Section or Regulations. In the event of a breach of this Article VI by the Fund, it will take all reasonable steps (a) to notify the Company of such breach and
(b) to adequately diversify the Fund so as to achieve compliance within the grace period afforded by Regulation 1.817-5.

The Fund represents that it is or will be qualified as a Regulated Investment Company under Subchapter M of the Code, and that it will make every effort to maintain such qualification (under Subchapter M or any successor or similar provisions) and that it will notify the Company immediately upon having a reasonable basis for believing that it has ceased to so qualify or that it might not so qualify in the future.

The Company represents that the Contracts are currently, and at the time of issuance shall be, treated as life insurance or annuity insurance contracts, under applicable provisions of the Code, and that it will maintain such treatment, and that it will notify the Fund and the Underwriter immediately upon having a reasonable basis for believing the Contracts have ceased to be so treated or that they might not be so treated in the future. The Company agrees that any prospectus offering a contract that is a "modified endowment contract" as that term is defined in Section 7702A of the Code (or any successor or similar provision), shall identify such contract as a modified endowment contract.

            6.4   The Company also represents that:

            (i) The Company is currently licensed to issue insurance contracts in 50 states and the District of Columbia;

            (ii) More than half of the Company's activities consist (and will consist) of the issuing of insurance or annuity contracts;

            (iii) More than 50 percent of the Company's total reserves, within the meaning of Section 816(c) of the Code, consist (and will consist) of life insurance reserves within the meaning of Section 816(b) of the Code;

            (iv) The Company's primary and predominant business activity is (and will be) the issuing of insurance and annuity contracts or the reinsuring of risks underwritten by insurance companies;

      (v) The variable life insurance contracts that the Company intends to offer with one or more of the Portfolios as an investment option will qualify as life insurance contracts within the meaning of section 7702 of the Code;
      (vi) The variable annuity contracts the Company intends to offer with one or more of the Portfolios as investment options will qualify as annuity contracts under the Code, will be considered to be annuity contracts in accordance with the customary practice of life insurance companies, will contain the language required by section 72(s) of the Code, and will be treated as annuity contacts, not as debt instruments, under section 1275(a)(1)(B)(ii) of the Code; and
      (vii) The variable contracts the Company will offer with one or more of the Portfolios as investment options will qualify as variable contracts under
Section 817(d) of the Code. Such variable contracts will provide for the allocation of all or part of the amounts received under the contract to an account which, pursuant to State law or regulations, will be segregated from Company's general asset accounts; the variable contracts will provide for the payment of annuities or qualify as life insurance contracts; under the variable annuity contracts, the amounts paid out will reflect the investment return and the market value of a Company segregated asset account; and under the variable life insurance contracts, the amount of the death benefit (or the period of coverage) will be adjusted on the basis of the investment return and the market value of a Company segregated asset account.
      (viii) All facts and representations made by the Company and/or its affiliates and/or representatives, in connection with the issuance of a private letter ruling dated July 29, 2003 by the Internal Revenue Service to the Company, were true and correct.
      The Company shall have a continuing obligation to satisfy the representations in Sections 6.3. and Section 6.4 during any period covered by this agreement and/or in which the Company invests in and/or offers any Portfolios as investment options under contracts issued by the Company.
ARTICLE VII.  Potential Conflicts

The following provisions shall apply only upon issuance of the Mixed and Shared Funding Order and the sale of shares of the Fund to variable life insurance separate accounts, and then only to the extent required under the 1940 Act.
The Board will monitor the Fund for the existence of any material irreconcilable conflict between the interests of the Contract owners of all separate accounts investing in the Fund. An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners; or (f) a decision by an insurer to disregard the voting instructions of contract owners. The Board shall promptly inform the Company if it determines that an irreconcilable material conflict exists and the implications thereof.

The Company will report any potential or existing conflicts of which it is aware to the Board. The Company will assist the Board in carrying out its responsibilities under the Mixed and Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This includes, but is not limited to, an obligation by the Company to inform the Board whenever Contract owner voting instructions are disregarded.

If it is determined by a majority of the Board, or a majority of its disinterested members, that a material irreconcilable conflict exists, the Company and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the disinterested Board members), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including: (1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and (2) establishing a new registered management investment company or managed separate account.

If a material irreconcilable conflict arises because of a decision by the Company to disregard Contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Fund's election, to withdraw the Account's investment in the Fund and terminate this Agreement with respect to each Account; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board. Any such withdrawal and termination must take place within six (6) months after the Fund gives written notice that this provision is being implemented, and until the end of that six month period the Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Fund.

If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with the majority of other state regulators, then the Company will withdraw the affected Account's investment in the Fund and terminate this Agreement with respect to such Account within six months after the Board informs the Company in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board. Until the end of the foregoing six month period, the Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Fund.

For purposes of Section 7.3 through 7.6 of this Agreement, a majority of the disinterested members of the Board shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts. The Company shall not be required by Section 7.3 to establish a new funding medium for the Contract if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the irreconcilable material conflict. In the event that the Board determines that any proposed action does not adequately remedy any irreconcilable material conflict, then the Company will withdraw the Account's investment in the Fund and terminate this Agreement within six (6) months after the Board informs the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the disinterested members of the Board.

If and to the extent the Mixed and Shared Funding Exemption Order or any amendment thereto contains terms and conditions different from Sections 3.4, 3.5, 3.6, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement, then the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with the Mixed and Shared Funding Exemptive Order, and Sections 3.4, 3.5, 3.6, 7.1, 7.2, 7.3, 7.4 and 7.5 of this
Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in the Mixed and Shared Funding Exemptive Order or any amendment thereto. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, then (a) the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.5, 3.6, 7.1., 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

ARTICLE VIII.  Indemnification

Indemnification By the Company

                  8.1(a). The Company agrees to indemnify and hold harmless the Fund and the Underwriter and each of its trustees/directors and officers, and each person, if any, who controls the Fund or Underwriter within the meaning of Section 15 of the 1933 Act or who is under common control with the Underwriter (collectively, the "Indemnified Parties" for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including legal and other expenses), to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:
arise out of or are based upon any untrue statement or alleged untrue statements of any material fact contained in the registration statement, prospectus (which shall include a written description of a Contract that is not registered under the 1933 Act), or SAI for the Contracts or contained in the Contracts or sales literature for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Fund for use in the registration statement, prospectus or SAI for the Contracts or in the Contracts or sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

arise out of or as a result  of  statements  or  representations  (other  than statements or representations contained in the registration statement, prospectus, SAI, or sales literature of the Fund not supplied by the Company or persons under its control) or wrongful conduct of the Company or its agents or persons under the Company's authorization or control, with respect to the sale or distribution of the Contracts or Fund Shares; or

arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, SAI, or sales literature of the Fund or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon information furnished to the Fund by or on behalf of the Company; or

arise as a result of any material failure by the Company to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the qualification requirements specified in Article VI of this Agreement); or

arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company; or

as limited by and in accordance with the provisions of Sections 8.1(b) and 8.1(c) hereof.

                  8.1(b).     The  Company  shall  not be  liable  under  this
indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of its obligations or duties under this Agreement.
                  8.1(c).     The  Company  shall  not be  liable  under  this
indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Company in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against an Indemnified Party, the Company shall be entitled to participate, at its own expense, in the defense of such action. The Company also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Company to such party of the Company's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Company will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.
                  8.1(d).     The  Indemnified  Parties will  promptly  notify
the Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.
Indemnification by the Underwriter

                  8.2(a).     The  Underwriter  agrees to  indemnify  and hold
harmless the Company and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Underwriter) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:
arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement or prospectus or SAI or sales literature of the Fund (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Underwriter or Fund by or on behalf of the Company for use in the registration statement, prospectus or SAI for the Fund or in sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

arise out of or as a result  of  statements  or  representations  (other  than statements or representations contained in the registration statement, prospectus, SAI or sales literature for the Contracts not supplied by the Underwriter or persons under its control) or wrongful conduct of the Fund or Underwriter or persons under their control, with respect to the sale or distribution of the Contracts or Fund shares; or

arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, SAI or sales literature covering the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Company by or on behalf of the Fund or the Underwriter; or

arise as a result of any failure by the Fund or the Underwriter to provide the services and furnish the materials under the terms of this Agreement (including a failure of the Fund, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement); or

arise out of or result from any material breach of any representation and/or warranty made by the Underwriter in this Agreement or arise out of or result from any other material breach of this Agreement by the Underwriter;

as limited by and in accordance with the provisions of Sections 8.2(b) and 8.2(c) hereof.
                  8.2(b).     The  Underwriter  shall not be liable under this
indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement or to the Company or the Account, whichever is applicable.
                  8.2(c).     The  Underwriter  shall not be liable under this
indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Underwriter in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Underwriter of any such claim shall not relieve the Underwriter from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Party, the Underwriter will be entitled to participate, at its own expense, in the defense thereof. The Underwriter also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Underwriter to such party of the Underwriter's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Underwriter will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.
                  The Company  agrees  promptly to notify the  Underwriter  of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of the Account.
Indemnification By the Fund

                  8.3(a). The Fund agrees to indemnify and hold harmless the Company and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.3) against any and all losses, claims, expenses, damages, liabilities (including amounts paid in settlement with the written consent of the Fund) or litigation (including legal and other expenses) to which the Indemnified Parties may be required to pay or may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, expenses, damages, liabilities or expenses (or actions in respect thereof) or settlements, are related to the operations of the Fund and:
arise as a result of any failure by the Fund to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement); or

arise out of or result from any material breach of any representation and/or warranty made by the Fund in this Agreement or arise out of or result from any other material breach of this Agreement by the Fund;

as limited by and in accordance with the provisions of Sections 8.3(b) and 8.3(c) hereof.
                  8.3(b).     The  Fund   shall  not  be  liable   under  this
indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement or to the Company, the Fund, the Underwriter or the Account, whichever is applicable.
                  8.3(c).     The  Fund   shall  not  be  liable   under  this
indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Fund in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Fund of any such claim shall not relieve the Fund from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, the Fund will be entitled to participate, at its own expense, in the defense thereof. The Fund also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Fund to such party of the Fund's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Fund will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.
                  8.3(d).     The Company and the  Underwriter  agree promptly
to notify the Fund of the commencement of any litigation or proceeding against it or any of its respective officers or directors in connection with the Agreement, the issuance or sale of the Contracts, the operation of the Account, or the sale or acquisition of shares of the Fund.
ARTICLE IX.  Applicable Law

This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of California.

This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant (including, but not limited to, any Mixed and Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith. If, in the future, the Mixed and Shared Funding Exemptive Order should no longer be necessary under applicable law, then Article VII shall no longer apply.

ARTICLE X. Termination

This Agreement shall continue in full force and effect until the first to occur of:

(a)   termination  by any party,  for any reason  with  respect to some or all
                  Designated Portfolios, by three (3) months advance written notice delivered to the other parties; or

(b)   termination  by the  Company  by  written  notice  to the  Fund  and the
                  Underwriter based upon the Company's determination that shares of the Fund are not reasonably available to meet the requirements of the Contracts; or

(c)   termination  by the  Company  by  written  notice  to the  Fund  and the
                  Underwriter in the event any of the Designated Portfolio's shares are not registered, issued or sold in accordance with applicable state and/or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by the Company; or

(d)   termination  by the  Fund  or  Underwriter  in  the  event  that  formal administrative proceedings are instituted against the Company by the NASD, the SEC, the Insurance Commissioner or like official of any state or any other regulatory body regarding the Company's duties under this Agreement or related to the sale of the Contracts, the operation of any Account, or the purchase of the Fund's shares; provided, however, that the Fund or Underwriter determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Company to perform its obligations under this Agreement; or

(e)   termination  by the  Company  in the event  that  formal  administrative proceedings are instituted against the Fund or Underwriter by the NASD, the SEC, or any state securities or insurance department or any other regulatory body; provided, however, that the Company determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Fund or Underwriter to perform its obligations under this Agreement; or

(f)   termination  by the  Company  by  written  notice  to the  Fund  and the
                  Underwriter with respect to any Designated Portfolio in the event that such Portfolio ceases to qualify as a Regulated Investment Company under Subchapter M or fails to comply with the Section 817(h) diversification requirements specified in Article VI hereof, or if the Company reasonably believes that such Portfolio may fail to so qualify or comply; or

(g)   termination  by the Fund or Underwriter by written notice to the Company
                  in  the  event   that  the   Contracts   fail  to  meet  the
                  qualifications specified in Article VI hereof; or

(h)   termination  by either the Fund or the  Underwriter by written notice to the Company, if either one or both of the Fund or the Underwriter respectively, shall determine, in their sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations, financial condition, or prospects since the date of this Agreement or is the subject of material adverse publicity; or

(i)   termination  by the  Company  by  written  notice  to the  Fund  and the
                  Underwriter, if the Company shall determine, in its sole judgment exercised in good faith, that the Fund, Adviser, or the Underwriter has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

(j)   termination  by the Fund or the  Underwriter  by  written  notice to the
                  Company, if the Company gives the Fund and the Underwriter the written notice specified in Section 1.7(a)(ii) hereof and at the time such notice was given there was no notice of termination outstanding under any other provision of this Agreement; provided, however, any termination under this Section 10.1(j) shall be effective forty-five days after the notice specified in Section 1.7(a)(ii) was given; or

(k)   termination  by the  Company  upon any  substitution  of the  shares  of another investment company or series thereof for shares of a Designated Portfolio of the Fund in accordance with the terms of the Contracts, provided that the Company has given at least 45 days prior written notice to the Fund and Underwriter of the date of substitution; or

(l)   termination  by any party in the event that the Fund's Board of Trustees determines that a material irreconcilable conflict exists as provided in Article VII.

Notwithstanding any termination of this Agreement, the Fund and the Underwriter shall, at the option of the Company, continue to make available additional shares of the Fund pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts"), unless the Underwriter requests that the Company seek an order pursuant to Section 26(b) of the 1940 Act to permit the substitution of other securities for the shares of the Designated Portfolios. The Underwriter agrees to split the cost of seeking such an order, and the Company agrees that it shall reasonably cooperate with the Underwriter and seek such an order upon request.
Specifically, the owners of the Existing Contracts may be permitted to reallocate investments in the Fund, redeem investments in the Fund and/or invest in the Fund upon the making of additional purchase payments under the Existing Contracts (subject to any such election by the Underwriter). The parties agree that this Section 10.2 shall not apply to any terminations under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement. The parties further agree that this Section 10.2 shall not apply to any terminations under Section 10.1(g) of this Agreement.

The Company shall not redeem Fund shares attributable to the Contracts (as opposed to Fund shares attributable to the Company's assets held in the Account) except (i) as necessary to implement Contract owner initiated or approved transactions, (ii) as required by state and/or federal laws or regulations or judicial or other legal precedent of general application (hereinafter referred to as a "Legally Required Redemption"), (iii) upon 45 days prior written notice to the Fund and Underwriter, as permitted by an order of the SEC pursuant to Section 26(b) of the 1940 Act, but only if a substitution of other securities for the shares of the Designated Portfolios is consistent with the terms of the Contracts, or (iv) as permitted under the terms of the Contract. Upon request, the Company will promptly furnish to the Fund and the Underwriter reasonable assurance that any redemption pursuant to clause (ii) above is a Legally Required Redemption. Furthermore, except in cases where permitted under the terms of the Contacts, the Company shall not prevent Contract owners from allocating payments to a Portfolio that was otherwise available under the Contracts without first giving the Fund or the Underwriter 45 days notice of its intention to do so.

Notwithstanding any termination of this Agreement, each party's obligation under Article VIII to indemnify the other parties shall survive.

ARTICLE XI.  Notices

                  Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.
If to the Fund:               PIMCO  Variable Insurance Trust
                        840 Newport Center Drive
                        Newport Beach, CA 92660

If to the Company:            Mark D. Theisen, General Counsel
                        Woodmen of the World
                        1700 Farnam
                        Omaha, NE 68102
                        Fax (402) 341-0656

Courtesy Copy to        Joseph F. Wreschnig
                        Woodmen Financial services, Inc.
                        1700 Farnam
                        Omaha, NE 68102
                        Fax (402) 997-7967

If to Underwriter:            PIMCO Advisors Distributors LLC
                        2187 Atlantic Street
                        Stamford, CT 06902


ARTICLE XII.  Miscellaneous

All persons dealing with the Fund must look solely to the property of the Fund, and in the case of a series company, the respective Designated
Portfolios listed on Schedule A hereto as though each such Designated Portfolio had separately contracted with the Company and the Underwriter for the enforcement of any claims against the Fund. The parties agree that neither the Board, officers, agents or shareholders of the Fund assume any personal liability or responsibility for obligations entered into by or on behalf of the Fund.

Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement, shall not disclose, disseminate or utilize such names and addresses and other confidential information without the express written consent of the affected party until such time as such information has come into the public domain.

The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, the NASD, and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby. Notwithstanding the generality of the foregoing, each party hereto further agrees to furnish the [insert state] Insurance Commissioner with any information or reports in connection with services provided under this Agreement which such Commissioner may request in order to ascertain whether the variable annuity operations of the Company are being conducted in a manner consistent with the [insert state] variable annuity laws and regulations and any other applicable law or regulations.

The  rights,   remedies  and  obligations  contained  in  this  Agreement  are cumulative and are in addition to any and all rights, remedies, and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

This Agreement or any of the rights and obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto.

The Company shall furnish, or shall cause to be furnished, to the Fund or its designee copies of the following reports:

(a)   the Company's  annual  statement  (prepared under  statutory  accounting principles) and annual report (prepared under generally accepted accounting principles) filed with any state or federal regulatory body or otherwise made available to the public, as soon as practicable and in any event within 90 days after the end of each fiscal year; and

(b)   any registration  statement  (without exhibits) and financial reports of the Company filed with the Securities and Exchange Commission or any state insurance regulatory, as soon as practicable after the filing thereof.

IN WITNESS  WHEREOF,  each of the parties  hereto has caused this Agreement to
be  executed   in  its  name  and  on  its  behalf  by  its  duly   authorized
representative and its seal to be hereunder affixed hereto as of the date specified below.
COMPANY:
                                    By its authorized officers
                                    By:   /s/ James L. Mounce
                                    Name: James L. Mounce
                                    Title:
President, CEO
                                    Date:

                                    By its authorized officers
                                    By:   /s/Stephen W. Mellor
                                    Name: Stephen W. Mellor
                                    Title:
Executive Vice President
                                    Date: 12/23/03

PIMCO VARIABLE INSURANCE TRUST
                                    By its authorized officer
                                    By:   /s/ Jeff Sargent
                                    Name: _ Jeff Sargent _____________________
                                    Title:
Senior Vice President_____________
                                    Date: January 12, 2004
PIMCO ADVISORS DISTRIBUTORS LLC
                                    By its authorized officer
                                    By:   /s/ Newton B. Schott, Jr
                                    Name:                               _
Newton B. Schott, Jr _____________
                                    Title:
_Managing Director________________
                                    Date: January 12, 2004

                                  Schedule A

PIMCO Variable Insurance Trust Portfolios:
Real Return
Low Duration


Segregated Asset Accounts:
Woodmen Variable Annuity Account




Exhibit (8)(f)
                              SERVICES AGREEMENT

      The terms and conditions of this Services Agreement between Pacific Investment Management Company LLC ("PIMCO") and Woodmen of the World Life Insurance Society/Omaha Woodmen Life Insurance Society (the "Company") are effective as of January 12, 2004.

      WHEREAS, the Company, PIMCO Funds Distributors LLC and PIMCO Variable Insurance Trust (the "Trust") have entered into a Fund Participation
Agreement dated January 12, 2004, as may be amended from time to time (the "Participation Agreement"), pursuant to which the Company, on behalf of certain of its separate accounts (the "Separate Accounts"), purchases Administrative Class shares ("Shares") of certain Portfolios of the Trust
("Portfolios") to serve as an investment vehicle under certain variable annuity and/or variable life insurance contracts ("Variable Contracts") offered by the Company, which Portfolios may be one of several investment options available under the Variable Contracts; and

      WHEREAS, PIMCO recognizes that it will derive substantial savings in administrative expenses by virtue of having a sole shareholder rather than multiple shareholders in connection with each Separate Account's investments in the Portfolios, and that in the course of soliciting applications for Variable Contracts issued by the Company and in servicing owners of such Variable Contracts, the Company will provide information about the Trust and its Portfolios from time to time, answer questions concerning the Trust and its Portfolios, including questions respecting Variable Contract owners' interests in one or more Portfolios, and provide services respecting investments in the Portfolios; and

      WHEREAS, PIMCO wishes to compensate the Company for the efforts of the Company in providing written and oral information and services regarding the Trust to Variable Contract owners; and

      WHEREAS,   the  following   represents  the  collective   intention  and
understanding of the service fee agreement between PIMCO and the Company.

      NOW, THEREFORE, in consideration of their mutual promises, the Company and PIMCO agree as follows:

      1.  Services.  The  Company  and/or  its  affiliates  agree  to  provide services ("Services") to owners of Variable Contracts including, but not limited to: teleservicing support in connection with the Portfolios; delivery of current Trust prospectuses, reports, notices, proxies and proxy statements and other informational materials; facilitation of the tabulation of Variable Contract owners' votes in the event of a Trust shareholder vote; maintenance of Variable Contract records reflecting Shares purchased and redeemed and Share balances, and the conveyance of that information to the Trust or PIMCO as may be reasonably requested; provision of support services, including providing information about the Trust and its Portfolios and answering questions concerning the Trust and its Portfolios, including questions respecting Variable Contract owners' interests in one or more Portfolios; provision and administration of Variable Contract features for the benefit of Variable Contract owners in connection with the Portfolios, which may include fund transfers, dollar cost averaging, asset allocation, portfolio rebalancing, earnings sweep, and pre-authorized deposits and withdrawals; and provision of other services as may be agreed upon from time to time.

      2. Compensation. In consideration of the Services, PIMCO agrees to pay to the Company a service fee at an annual rate equal to ten (10) basis points (0.10%) of the average daily value of the Shares held in the Separate Accounts. Such payments will be made monthly in arrears. For purposes of computing the payment to the Company under this paragraph 2, the average daily value of Shares held in the Separate Accounts over a monthly period shall be computed by totaling such Separate Accounts' aggregate investment (Share net asset value multiplied by total number of Shares held by such Separate Accounts) on each business day during the calendar month, and dividing by the total number of business days during such month. The payment to the Company under this paragraph 2 shall be calculated by PIMCO at the end of each calendar month and will be paid to the Company within 30 days thereafter. Payment will be accompanied by a statement showing the calculation of the monthly amounts payable by PIMCO and such other supporting data as may be reasonably requested by the Company.

      3. Term. This Services Agreement shall remain in full force and effect for an initial term of one year, and shall automatically renew for successive one year periods. This Services Agreement may be terminated by either party hereto upon 30 days written notice to the other. This Services Agreement shall terminate automatically upon the redemption of all Shares held in the Separate Accounts, upon termination of the Participation Agreement, upon a material, unremedied breach of the Participation Agreement, as to a Portfolio upon termination of the investment advisory agreement between the Trust, on behalf of such Portfolio, and PIMCO, or upon assignment of the Participation Agreement by either the Company or PIMCO. Notwithstanding the termination of this Services Agreement, PIMCO will continue to pay the service fees in accordance with paragraph 2 so long as net assets of the Separate Accounts remain in a Portfolio, provided such continued payment is permitted in accordance with applicable law and regulation.

      4. Amendment. This Services Agreement may be amended only upon mutual agreement of the parties hereto in writing.

      5. Effect on Other Terms, Obligations and Covenants. Nothing herein shall amend, modify or supersede any contractual terms, obligations or covenants among or between any of the Company, PIMCO or the Trust previously or currently in effect, including those contractual terms, obligations or covenants contained in the Participation Agreement.


      In witness whereof, the parties have caused their duly authorized officers to execute this Services Agreement.

                        PACIFIC INVESTMENT MANAGEMENT COMPANY LLC




                        By: Jeff Sargent
                        Title:      Senior Vice president
                        Date:1/12/04



Woodmen of the World Life Insurance Society/Omaha Woodmen Life Insurance
Society



                        /s/ James L. Mounce
                        By:James L. Mounce
                        Title:President, CEO
                        Date:


                        /s/ Stephen W. Mellor
                        By:Stephen W. Mellor
                        Title:Executive Vice President
                        Date:


Exhibit 10(b)
Consent from Ernst & Young LLP

                         Consent of Independent Auditors

We consent to the references to our firm under the captions "Financial Statements" and "Legal and Accounting" in the Statement of Additional Information and to the use of our reports (1) dated April 16, 2004 with respect to the financial statements of Woodmen Variable Annuity Account and (2) dated March 26, 2004 with respect to the statutory-basis financial statements and schedules of Woodmen of the World Life Insurance Society and/or Omaha Woodmen Life Insurance Society in Post-Effective Amendment No. 1 to the Registration Statement (Form N-4 No. 333-101231) and related Prospectus for the Woodmen Variable Annuity Account dated April 30, 2004.

                                                           /s/ Ernst & Young LLP

Des Moines, Iowa
April 27, 2004

0404-0534352


Exhibit (10)(c)
STATEMENT REGARDING CONSENT OF ARTHUR ANDERSEN LLP

Section 11(a) of the Securities Act of 1933, as amended (the "Securities Act"), provides that if any part of a registration statement at the time such part becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement, or as having prepared or certified any report or valuation which is used in connection with the registration statement, with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant.

In 2002 Woodmen of the World and/or Omaha Woodmen Life Insurance Society dismissed Arthur Andersen LLP as its independent auditor and appointed Ernst & Young LLP to replace Arthur Andersen. Because Arthur Andersen no longer provides consents to the inclusion of its reports on the financial statements of issuers in SEC registration statements, Woodman Variable Annuity Account is unable to obtain Arthur Andersen's written consent to the inclusion of its audit report, dated March 22, 2002, with respect to Woodmen's statements of admitted assets, liabilities and surplus as of December 31, 2001, and the related statutory statements of operations, changes in surplus account and cash flow for the year then ended. Under these circumstances, Rule 437(a) under the Securities Act permits Woodmen Variable Annuity Account to file its registration statement without a written consent from Arthur Andersen. As a result, however, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Arthur Andersen under Section 11(a) under the Securities Act for any purchases of securities under the registration statement made on or after the effective date hereof. To the extent provided in Section 11(b)(3)(C) of the Securities Act, however, other persons who are liable under Section 11(a) of the Securities Act, including officers and directors of Woodmen, may still rely on Arthur Andersen's original audit reports as being made by an expert for purposes of establishing a due diligence defense under Section 11(b) of the Securities Act.


POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS that the undersigned Director of Woodmen of the World and/or Omaha Woodmen Life Insurance Society, a fraternal benefit society organized under the laws of the state of Nebraska, the Depositor of Woodmen Variable Annuity Account, does hereby make, constitute and appoint James L. Mounce, Stephen W. Mellor and Mark D. Theisen and each or any of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such Director of the Depositor to any Registration Statement or Registration Statements, or other applicable forms relating to variable products and/or mutual funds, and all amendments including post-effective amendments, thereto, to be filed by such Society with the Securities and Exchange Commission and any state insurance and/or securities commission, if applicable, and to file the same, with all exhibits thereto and other supporting or related documents, granting unto such attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys- in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

IN WITNESS WHEREOF, the undersigned has hereunto set his or her hand this 2nd day of February, 2004


/s/ Lucia Taylor-McCoy
Lucia Taylor-McCoy